Amendment No. 3 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on May 19, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Integral Ad Science Holding LLC

to be converted as described herein to a corporation named

Integral Ad Science Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	83-0731995 (I.R.S. Employer Identification No.)

95 Morton St., 8th Floor

New York, NY 10014

Telephone: (646) 278-4871

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lisa Utzschneider

Integral Ad Science Holding Corp.

Chief Executive Officer

95 Morton St., 8th Floor

New York, NY 10014

(646) 278-4871

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Michael P. Keeley Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Michael Kaplan Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Integral Ad Science Holding LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. The registrants prior name was Kavacha Topco, LLC and, effective February 23, 2021, the registrant’s name was changed to Integral Ad Science Holding LLC. Immediately prior to effectiveness of this registration statement, Integral Ad Science Holding LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Integral Ad Science Holding Corp. as described in the section titled “Corporate Conversion” of the accompanying prospectus. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion. As a result of the Corporate Conversion, the members of Integral Ad Science Holding LLC will become holders of shares of common stock of Integral Ad Science Holding Corp. Unless the context otherwise requires, all references in the accompanying prospectus to the “Company,” “Integral Ad Science Holding Corp.,” “IAS,” “we,” “us,” “our,” or similar terms refer to Integral Ad Science Holding LLC and its consolidated subsidiaries before the Corporate Conversion, and Integral Ad Science Holding Corp. and, where appropriate, its subsidiaries after the Corporate Conversion.

The term “Vista” or “our Sponsor” refers to Vista Equity Partners, our equity sponsor, and the term “Vista Funds” refers to Vista Equity Partners Fund VI, L.P. (“VEPF VI”), Vista Equity Partners Fund VI-A, L.P. (“VEPF VI-A”), and VEPF VI FAF, L.P. (“VEPF FAF”).

Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Integral Ad Science Holding LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock of Integral Ad Science Holding Corp. are being offered by the accompanying prospectus. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2021

            Shares

COMMON STOCK

This is an initial public offering of shares of common stock of Integral Ad Science Holding Corp.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IAS.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our equity sponsor, Vista Equity Partners, will own approximately         % of our outstanding common stock (or         % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the                 . See “Management—Corporate Governance—Controlled Company Status.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Integral Ad Science Holding Corp.	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                  shares of our common stock at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                 , 2021.

Prospectus dated                , 2021

Morgan Stanley	Jefferies	Barclays	Evercore ISI

Wells Fargo Securities	BMO Capital Markets	Oppenheimer & Co.	Raymond James	Stifel

Academy Securities	Blaylock Van, LLC	Penserra Securities LLC	R. Seelaus & Co., LLC	Siebert Williams Shank

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

OUR COMPANY

IAS is a leading digital advertising verification company by revenue. Our mission is to be the global benchmark for trust and transparency in digital media quality for the world’s leading brands, publishers, and platforms.

With our cloud-based technology platform and the actionable insights it provides, we deliver independent measurement and verification of digital advertising across all devices, channels, and formats, including desktop, mobile, connected TV (“CTV”), social, display, and video. Our proprietary and Media Rating Council (the “MRC”) accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and appear in a brand-safe and suitable environment in the correct geography.

Without an independent evaluation of digital advertising quality, brands and their agencies previously relied on a wide range of publishers and ad platforms to self-report and measure the effectiveness of campaigns without a global benchmark to understand success. We are an independent, trusted partner for buyers and sellers of digital advertising to increase accountability, transparency, and effectiveness in the market. We help advertisers optimize their ad spend and better measure consumer engagement with campaigns across platforms, while enabling publishers to improve their inventory yield and revenue.

As a leading ad verification partner, we have deep integrations with all the major advertising and technology platforms including Amazon, Facebook, Google, Instagram, LinkedIn, Microsoft, Pinterest, Snap, Spotify, The Trade Desk, Twitter, Verizon Media, Xandr, and YouTube.

Our platform uses advanced artificial intelligence (“AI”) and machine learning (“ML”) technologies to process over 100 billion daily web transactions on average. With this data, we deliver real-time insights and analytics to our global customers through our easy-to-use IAS Reporting Platform helping brands, agencies, publishers, and platform partners improve media quality and campaign performance. Our customers, consisting collectively of advertising customers and publisher customers, currently activate our solutions globally across 111 countries.

We serve customers globally with 11 offices in 8 countries. Our efficient go-to-market strategy has fueled our growth and ability to serve 2,062 current customers, including both 1,924 advertising customers and 138 publisher customers, as of March 31, 2021. We serve 35% of the top 150 U.S. advertisers. Our net revenue retention of advertising customers were 132% and 110% for the three months ended March 31, 2020 and 2021, respectively.

The digital advertising market is expected to reach $526 billion in global spend by 2024, growing at a compound annual growth rate of 12% from 2020 to 2024, according to eMarketer. We intend to capitalize on this opportunity and several high growth segments including programmatic, contextual, social, and connected TV. We believe that growing our global customer base represents a significant long-term opportunity, especially for markets outside of the U.S. and Western Europe.

We have an attractive financial profile with a combination of growth and profitability. For the three months ended March 31, 2020, we generated a Net Loss of $14.4 million, which reduced to $2.8 million for the three months ended March 31, 2021, representing a 81% reduction in net losses period-over-period. Our Net Loss margin improved from (27)% to (4)% for the three months ended March 31, 2020 compared to the three months ended March 31, 2021, as a result of our revenue growth and our ability to reduce costs and improve efficiencies. Our Adjusted EBITDA improved from $6.7 million to $18.8 million which represents a 181% increase period-over-period, and our Adjusted EBITDA margin improved from 12% to 28% for three months ended March 31, 2020 and 2021, respectively. For the year ended December 31, 2019, we generated a Net Loss of $51.3 million, which reduced to $32.4 million for the year ended December 31, 2020, representing a 37% reduction in net losses year-over-year. Our Net Loss Margin improved from (24)% to (13)% for the year ended December 31, 2019 to the year ended December 31, 2020, as a result of our revenue growth combined with our measures to reduce costs and improve efficiencies. Our Adjusted EBITDA improved from $38.8 million to $56.4 million which represents a 45% increase year-over-year, and our Adjusted EBITDA margin improved from 18% to 23% for the years ended December 31, 2019 and 2020, respectively. For definitions of Adjusted EBITDA and Adjusted EBITDA margin, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

OUR INDUSTRY

We believe that IAS is well-positioned to benefit from several significant digital marketing trends and shifts in consumer behavior, including:

Significant Growth in Digital Media Usage and Ad Spend According to comScore, total time spent online in the U.S. grew 43% from June 2017 to June 2019 and, according to eMarketer, time spent consuming digital media in the U.S. increased 15% in 2020. Additionally, eMarketer estimates that the global non-search digital advertising market surpassed $180 billion in 2020 and will grow to over $270 billion by 2023. As consumers spend even more time online, we believe that this shift will fuel continued growth in ad spend across all digital channels.

Increased Focus on Marketing Efficiency Marketers are increasingly aware of wasted media spend related to ad fraud (for example, when ads are served to bots or non-human traffic instead of real people) or viewability issues (for example, when ads are served but never viewed by a person). Juniper Research estimates advertisers will lose approximately $100 billion in annual ad spend to ad fraud in 2024, an increase from approximately $42 billion in 2019.

Importance of Brand Reputation Managing brand reputation is a top priority for many modern marketers. To fulfill their brand values and campaign objectives, more brands are focused on ensuring their ad campaigns run adjacent to content that meets their specific standards. To achieve this, marketers are adopting scalable and customizable brand safety and brand suitability solutions to protect their brand reputation and increase campaign performance. According to a 2017 survey by CMO Council, 72% of marketers are concerned about brand integrity and control, with over 25% experiencing contextual incidents detrimental to brand reputation.

Acceleration of Ad-Supported Connected TV (“CTV”) Consumers are watching more digital video and CTV programming, spending on average 41% of their total digital video time on CTV devices. The COVID-19 pandemic accelerated what we believe will be ongoing consumer and advertiser adoption. According to eMarketer, CTV ad spend is expected to more than double from $8.1 billion in 2020 to $18.3 billion in 2024. With more CTV ad inventory available, we believe this will drive greater demand for verification solutions to ensure that larger ad budgets are deployed effectively and efficiently.

Changing Regulatory Landscape and Importance of Contextual Targeting With increased attention on user privacy and the deprecation of third-party cookies, context-based advertising has emerged as a necessary tool for brands. Updated regulations, such as the GDPR and the CCPA, have increased complexity surrounding personal data and cookie usage. Our leading Context Control solution uses semantic language technology to determine the context, sentiment, and emotion of digital content. With these sophisticated tools available, we expect more advertisers to adopt contextual targeting instead of audience data.

Acceleration of Programmatic Advertising Programmatic advertising, the automated buying and selling of digital ads, has grown tremendously by helping marketers to optimize performance and pricing through real-time signals. According to eMarketer, U.S. programmatic digital display ad spending is expected to grow from $59.6 billion in 2019 to $95.0 billion in 2022, a compound annual growth rate (“CAGR”) of 17%. Programmatic buying enables advertisers to target the highest value inventory in real-time to reach their audience, faster and more efficiently. However, programmatic advertising is heavily susceptible to fraud, viewability and brand safety and suitability risks, given the speed and opacity of the transaction process. According to eMarketer, ad fraud ranked as the second-highest concern among programmatic advertisers.

OUR MARKET OPPORTUNITY

We believe there is significant market opportunity to provide advertisers, agencies, publishers and platforms with measurement and verification solutions that address viewability, brand safety and suitability, ad fraud prevention, contextual targeting, reporting, and inventory yield management. Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity for our ad verification solutions to be $9.5 billion and expect it to grow at a 16.2% CAGR from 2021 to 2025.

In addition, we believe we are well poised to expand into the ad measurement and effectiveness market. There are expansion opportunities beyond the existing use cases we currently serve such as providing measurement of ad effectiveness and efficiency to brands and helping them understand marketing performance. Sub-markets include audience and attribution measurement, return on advertising spend, and reach and frequency. Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity of ad measurement and effectiveness solutions to be $6.3 billion and expect it to grow at a 20.5% CAGR from 2021 to 2025.

Our statement that we are a leading digital advertising verification company is based on an independent third party market study by Frost & Sullivan we commissioned. The study shows we are a leader in global market share by revenue, including leading in international markets such as EMEA and APAC by revenues in those regions, respectively.

OUR SOLUTIONS

Our leading digital ad verification solutions address ad fraud detection and prevention, viewability, brand safety and suitability, contextual targeting, inventory yield management, and reporting. We are integrated into the digital ad buying and selling process to verify, measure campaign quality and reach, and improve results. We support all buying formats, including direct, programmatic, programmatic guaranteed, and private marketplaces. Our solutions support over 40 languages globally and span all advertising, channels, including display, video, desktop, mobile browser and in-app, connected TV (“CTV”), and social.

Our proprietary and MRC-accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and presented in a brand-safe and suitable environment in the correct geography.

Launched in early 2020, our Context Control solution delivers contextual targeting and brand suitability capabilities. Context Control is powered by our cognitive semantic-based technology, helping advertisers achieve better contextual matching and brand suitability at scale. With over 300 contextual targeting and avoidance segments that can be customized, Context Control helps ensure ads are displayed in the best-suited environments. In an independent evaluation by The Ozone Project, our contextual technology delivered 42% more accuracy than the next competitor.

Our ad verification solutions serve buyers and sellers. For advertisers, we provide pre-bid programmatic and post-buy verification solutions. For publishers, we provide optimization and verification solutions. Our solutions can measure and verify ad fraud, brand safety, viewability, and geography for all digital ad campaigns.

Ad Fraud: Powered by artificial intelligence and machine learning technology, our solutions identify non-human traffic by automatically detecting new threats and uncommon patterns. We also provide malware analysis and reverse engineering to uncover threats. Our three-pillar approach to provide highly accurate ad fraud detection and prevention, includes:

•	Machine learning that uses big data to detect hidden, uncommon patterns;

•	Rules-based detection that uses automated rule checks to identify invalid traffic sources; and

•	The IAS Threat Lab that employs malware analysis and reverse engineering to uncover emerging threats.

Viewability: Our solutions measure whether an ad is viewable based on MRC standards, enabling advertisers to optimize media plans. Our comprehensive viewability capabilities:

•	Offer customizable controls based on MRC standards as well as custom brand settings;

•	Provide advanced metrics, including time-in-view and frequency performance benchmarks; and

•	Deliver cross-channel and cross-device coverage including display and video; desktop, mobile, and connected TV; open web and internet platforms; and mobile browser and in-app.

Brand Safety and Suitability: We help marketers manage their brand reputation and avoid issues by ensuring ads run adjacent to content that meets their specific standards. Our solutions include customized scoring and risk thresholds, pre-bid filtering and targeting, and post-bid blocking and monitoring. These tools can be customized to an advertiser’s specific risk tolerance with our granular content scoring across eight standard categories including adult, alcohol, gambling, hate speech, illegal downloads, illegal drugs, offensive language, and violence. Additionally, we offer advertisers even more flexibility and precise controls to avoid or target certain placements based on over 300 contextual categories, including:

•	Topical: specific topics such as sensitive social issues or natural disasters;

•	Verticalized: industry-specific coverage such as automotive, finance, and retail; and

•	Brand-specific: negative sentiment associated with a specific brand name.

Geography: With a significant and growing number of global customers, we serve many advertisers that target their campaigns to specific geographic regions based on the localized content or language of the ad, or for compliance requirements. With customers currently activating our solutions across 111 countries, we give advertisers confidence in their geographic targeting, ensuring that ads only run in their intended regions.

Reporting: Our platform processes data in real-time to provide advanced analytics and reporting for our customers. Our specialized reporting provides customers with a clear view of campaign performance including ad fraud, viewability, brand safety and suitability, and geography across all channels and formats. We produce specialized reports, offering in-depth insights and enabling our clients to take action to optimize their media spend.

Advertiser solutions

Our pre-bid and post-bid verification solutions enable advertisers to measure campaign performance and value across viewability, ad fraud prevention, brand safety and suitability, and contextual targeting for ads on desktop, mobile in-app, social, and connected TV platforms. For desktop, we also have the powerful ability to block ads in real-time and protect brands from fraud.

Our pre-bid programmatic solution is directly integrated with DSPs to help optimize return on ad spend (“ROAS”) by directing budget to the best available inventory. It operates in the bid-stream in real-time where standard and custom segments are built into the DSP to project which inventory will meet the advertisers brand safety and suitability criteria, be free from fraud, and be most viewable. We can also build in custom segments for targeting, which is increasingly important as the industry moves away from cookies and other forms of identity-based tracking. Our contextual ability is enabled through our deep integrations with all major DSPs. In addition, our targeting and pre-bid solutions extend to the social platforms. For example, in 2020, we released our YouTube Select and Channel Science targeting solutions as well as Content Allow Lists on Facebook.

Publisher solutions

Our solutions help hundreds of publishers globally deliver high quality ad inventory that is fraud free, viewable, brand safe and suitable, and geographically targeted. With our Context Control solution, we help publishers classify and package their inventory to showcase quality placements, increase site engagement, drive revenue, and reduce blocking. These tools also help to verify, optimize, and provide better matches between inventory and advertisers, ensuring publishers can maximize revenue and yield potential. Leveraging our data and insights, we also help supply-side platforms (“SSPs”), including ad networks and exchanges, to measure and validate their inventory quality.

OUR STRENGTHS

We believe that the following capabilities reflect our strengths and competitive advantages.

Comprehensive suite of ad verification solutions

IAS Quality Impressions™ is our proprietary and MRC-accredited metric that ensures digital media quality standards for advertising effectiveness. To achieve Quality Impressions™, a digital ad must be served to a real person rather than a bot, viewable on-screen, and presented within a brand-safe and suitable environment in the correct geography. Additionally, our leading contextual capability, Context Control, helps brands avoid and target content based on their specific values or campaign objectives. Our technology is designed to determine sentiment and emotional classification of content at a global scale. For publishers, we help them increase the monetization of their advertising inventory. Our solutions are available across digital channels, ad formats, purchase methods, and devices.

IAS also offers a Quality Attention metric, which is designed to measure attention by evaluating factors such as time-in-view (“TIV”) and share of screen. With Quality Attention, advertisers can optimize campaigns and maximize attention.

Integrations throughout the digital marketing ecosystem

Operating globally, we are integrated directly with advertisers, publishers, and advertising platforms including demand side platforms and ad networks to ensure our solutions are available regardless of where our customers decide to transact.

Long-standing industry partnerships and relationships

We are a trusted partner to some of the largest technology and advertising platforms, improving the transparency and visibility of their media spend. Our integration partners, such as Google, Facebook, and Amazon account for the majority of digital advertising budgets and directly incorporate our solutions in their platforms to provide for independent verification, measurement, optimization, and insights required by the advertiser customers we serve. We do not generate material revenue directly from our arrangements with our integration partners. We generate revenue by charging a cost per thousand impressions (“CPM”) based on the volume of purchased digital ads that we analyze for our advertiser and publisher customers, including customers that utilize our integration partners for their ad campaigns. Our solutions help advertisers to measure consumer interactions with their brands across platforms. Additionally, we work closely with industry organizations and accreditation groups including the Audit Bureau of Circulations (the “ABC”), the Global Alliance for Responsible Media (the “GARM”), the Interactive Advertising Bureau (the “IAB”), the MRC, and the Trustworthy Accountability Group (the “TAG”). We are accredited by the ABC for viewability. We are also accredited by the MRC for our proprietary metric, Quality Impressions™, as well as our Display and Video Total Impressions and Viewable Impression Statistics, Campaign Monitor and Firewall Verification Services, and Sophisticated Invalid Traffic Detection and Filtration. To extend and maintain our MRC accreditations, we participate in annual audits across our solutions that are conducted by an independent third-party and ensure we align with MRC standards. For 2021, IAS also completed the rigorous evaluations required to achieve recertification for TAG’s Certified Against Fraud, Certified Against Piracy, and Brand Safety Certified Programs.

Market leadership and trusted brand

Advertisers and publishers value our independent verification offerings and our extensive industry thought leadership. We deliver valuable case studies, research, and whitepapers, in addition to participating in industry conferences and hosting proprietary events. In 2020, we developed and released more than 40 thought leadership research studies globally. Our semi-annual Media Quality Reports share unique insights extracted from the trillions of data events we measure globally each month, offering an industry barometer for ad buyers and sellers to benchmark the quality of their campaigns and inventory. All of these thought leadership efforts are amplified and shared through our ongoing demand generation, content marketing, public relations, and social media to help ensure our solutions instill trust and confidence in the media buying process.

Diverse, loyal, and global customer base

We successfully serve 2,062 customers, consisting of both 1,924 advertising customers and 138 publisher customers. We work with many of the largest, global marketers and media companies who want a single verification partner to serve their global needs. Since 2012, our average customer tenure for our top 100 customers has been 6.7 years. We have also grown our customer relationships over time by offering additional products. From December 31, 2017 to December 31, 2020, our average revenue per customer for our top 100 customers has grown at a CAGR of 22% and revenue attributable to our top 100 customers approximated 70% of our total revenue for each of these years. We define average revenue per top 100 customers as our total revenue from our top 100 customers by revenues in a given reporting period divided by 100.

Large and growing dataset driving unique customer insights

We collect trillions of data events per month, which provides us with a comprehensive view of digital ad transactions. Our data science capabilities harness unique, real-time insights for our customers to improve the effectiveness of their advertising campaigns. Our platform and architecture are highly scalable and capable of ingesting, on average, 100 billion web transactions per day with exceptional performance and reliability.

OUR GROWTH STRATEGY

We believe this is the early stage of our growth and that we are at an inflection point in the advertising industry.

We intend to capitalize on our leading brand and competitive positioning to pursue several long-term growth strategies:

•	Innovate and Develop New Products for Key High-Growth Segments

•	Programmatic. We aim to deliver greater transparency to programmatic ad buying via innovative solutions including contextual targeting and brand safety and suitability.

•

Social. We aim to develop deeper integrations with social platforms, also known as Walled Gardens, including feed-based brand safety and suitability, to deliver continued transparency to our customers.

•	Connected TV. We plan to expand our CTV-specific verification solutions and contextual targeting capabilities to address the fast-growing connected TV segment.

•	Adjacent Product Expansion. We plan to expand our platforms and integrations to address new verification and measurement needs for our clients.

•

Increase Sales Within Our Existing Customer Base We aim to increase the use of our products among existing customers across more campaigns and impressions. Given our comprehensive product portfolio, we believe we can cross-sell additional or new solutions to provide end-to-end coverage to more clients from pre-bid viewability to post-buy verification, fraud prevention, safety, suitability, and targeting.

•

Acquire New Customers and Increase Market Share We plan to work with the top 500 global advertisers by targeting high-spend verticals and brands with a natural sensitivity for brand safety, brand suitability, and ROAS needs. We believe we will increase our market share by strengthening our work with the leading social platforms, enhancing our programmatic solutions, deriving benefit from our broad global position, and leveraging our differentiated data science and market-leading contextual capabilities.

•

Expand Customer Base Internationally Global marketers are investing in more sophisticated verification strategies and we believe there is growing demand for our solutions internationally, especially in the Latin America and APAC regions.

RISK FACTOR SUMMARY

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•

factors that affect the amount of advertising spending, such as economic downturns and marketability, including as a result of COVID-19, instability in political or market conditions generally, and any changes in tax treatment of advertising expenses, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition;

•

if we fail to innovate, maintain or achieve industry accreditation standards, make the right investment decisions in our offerings and platform, including responding to technological changes or upgrading our technology systems, and expand into new channels, we may not attract new customers, retain customers, or achieve customer acceptance of our products, and our business, revenue, and results of operations may decline;

•	the market in which we participate is intensely competitive, both from established and new companies, and we may not be able to compete successfully with our current or future competitors;

•

we rely on integrations with advertising platforms, demand-side platforms (“DSPs”), proprietary platforms, and ad servers, over which we exercise little control and loss of integration, through technology issues, regulations affecting our partners or loss of partners would materially affect our business;

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our international expansion may expose us to additional risks and requires increased expenditures, which imposes additional risks and compliance imperatives, and failure to successfully execute our international plans will adversely affect our growth and operating results;

•	if we are not able to maintain and enhance our brand, our business, financial condition, and operating results may be adversely affected;

•	we are subject to payment-related risks and, if our customers do not pay or dispute their invoices, our business, financial condition, and operating results may be adversely affected;

•	we have revenue share arrangements with certain DSPs and any material changes to those sharing arrangements could affect our costs;

•

our corporate culture has contributed to our success and, if we are unable to maintain it or manage our growth effectively, our business, financial condition, and results of operations could be harmed and the quality of our platform and solutions may suffer;

•

our business is subject to the risks of earthquakes, fires, floods, and other natural catastrophic events and to interruption by man-made problems such as terrorism, computer viruses, or social disruption impacting advertising spending;

•	certain operating results and financial metrics may be difficult to accurately predict due to seasonality;

•	our revenue model depends on high impression volumes, the growth of which may not be sustained, and our short operating history makes it difficult to evaluate our future prospects;

•

the market for buying digital advertising verification solutions is relatively new and evolving. Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate;

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if the non-proprietary technology, software, products and services that we use are unavailable, become subject to future license or other terms we cannot agree to, or do not perform as we expect, our business, financial condition, and results of operations could be harmed;

•	we may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary rights, which would result in additional expense and potential damages;

•

we may be unable to obtain, maintain, protect, or enforce intellectual property and proprietary rights that are important to our business, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and harming our business;

•

failures in the systems and infrastructure supporting our solutions and operations could significantly disrupt our operations, and operational, technical, and performance issues with our platform, whether real or perceived may adversely affect our business, reputation, financial condition, and operating results;

•

if unauthorized access is obtained to user, customer or inventory, and third-party provider data, or our platform is compromised, our services may be disrupted or perceived as insecure, and as a result, we may lose existing customers or fail to attract new customers, and we may incur significant reputational harm and legal and financial liabilities;

•

concerns regarding data privacy and security relating to our industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could damage our reputation and deter current and potential customers from using our products and services;

•

we are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions, any disagreement with our tax positions or change in our annual effective income tax rate could have a material and adverse effect on our business, financial condition or results of operations; and

•	the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

OUR SPONSOR

We have a valuable relationship with our equity sponsor, Vista. We are party to a director nomination agreement with Vista (the “Director Nomination Agreement”) that provides Vista the right to designate nominees to our board of directors (the “Board”), subject to certain conditions. The Director Nomination Agreement will provide Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of this offering; and (v) one director for so long as Vista beneficially owns at least 5% and less than

10% of the total number of shares of our common stock it owns as of the date of this offering. The Director Nomination Agreement will also provide that Vista may assign such right to a Vista affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination agreement.

Vista is a leading global investment firm with more than $75 billion in assets under management as of December 31, 2020. The firm exclusively invests in enterprise software, data, and technology enabled organizations across private equity, permanent capital, credit, and public equity strategies, bringing an approach that prioritizes creating enduring market value for the benefit of its global ecosystem of investors, companies, customers, and employees. Vista’s investments are anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven, flexible management techniques that drive sustainable growth. Vista believes the transformative power of technology is the key to an even better future—a healthier planet, a smarter economy, a diverse and inclusive community and a broader path to prosperity.

GENERAL CORPORATE INFORMATION

Our principal executive offices are located at 95 Morton St., 8th Floor, New York, NY 10014. Our telephone number is (646) 278-4871. Our website address is www.integralads.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks such as “IAS,” “Integral Ad Science,” “Quality Impressions,” and “Total Visibility,” which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, such as “AWS” and “Oracle’s MOAT and Grapeshot,” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name Integral Ad Science Holding LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Integral Ad Science Holding LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Integral Ad Science Holding Corp. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion. Following the Corporate Conversion, we will remain a holding company and will continue to conduct our business through our operating subsidiaries. For more information, see the section titled “Corporate Conversion.”

Following the completion of the Corporate Conversion and prior to the closing of this offering, Vista will own approximately             % of Integral Ad Science Holding Corp.’s common stock. Integral Ad Science Holding Corp. will have several wholly owned direct and indirect subsidiaries that are legacies from the corporate structure that existed prior to this offering. See the section titled “Corporate Conversion.”

STATUS AS A CONTROLLED COMPANY

Because Vista will beneficially own             shares of our common stock (or             shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full), representing approximately            % of the voting power of our company following the completion of this offering (or             % if the underwriters’ option to purchase additional shares is exercised in full), we will be a “controlled company” as of the completion of the offering under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules of the             . As a controlled company, we will not be required to have a majority of independent directors or to form an independent compensation committee or nominating and corporate governance committee. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the             , at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date. We expect to have             independent directors upon the closing of this offering, of whom will qualify as independent for audit committee purposes.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the            , including by having a majority of independent directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See the section titled “Management—Corporate Governance—Controlled Company Status.”

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year) or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the year ended December 31, 2018 or five years of Selected Consolidated Financial Data) in this prospectus and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

THE OFFERING

Common stock offered	shares.

Option to purchase additional shares	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $ million of the net proceeds of this offering (or $ million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our senior secured credit agreement, dated July 19, 2018 and comprised of the $325.0 million term loan facility (the “Term Loan Facility”) and the $25.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan Facility, the “Credit Agreement”, as amended), with a maturity date of July 19, 2024 and a maturity date of July 19, 2023, respectively, and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than repayment of indebtedness under our senior secured Credit Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See “Use of Proceeds” for additional information.

Controlled company	After this offering, assuming an offering size as set forth in this section, the Vista Funds will own approximately % of our common stock (or % of our common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the . See “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“IAS.”

The number of shares of common stock to be outstanding following this offering is based on              shares of common stock outstanding as of March 31, 2021, after giving effect to the Corporate Conversion, and excludes             million shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan (the “2021 Plan”), which will be adopted in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	the completion of the transactions described in the section titled “Corporate Conversion”;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data and other data. We derived the summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020, the selected consolidated statement of cash flows data for the years ended December 31, 2019 and December 31, 2020 and summary consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of operations and comprehensive loss data and selected consolidated statement of cash flows data for the three months ended March 31, 2020 and 2021, and summary consolidated balance sheet data as of March 31, 2021 from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(in thousands, except unit, per unit, Net Loss Margin, Adjusted EBITDA margin and Other Data)	Year Ended December 31,				Three Months Ended March 31,
	2019		2020		2020	2021
Consolidated Statement of Operations and Comprehensive Loss:
Revenue		$213,486		$240,633	$54,042	$66,952
Operating expenses:
Cost of revenue (excluding depreciation and amortization shown below)		33,107		40,506	9,155	11,420
Sales and marketing		71,300		66,022	18,370	16,545
Technology and development		40,403		48,991	12,336	12,769
General and administrative		32,135		33,286	7,640	8,547
Depreciation and amortization		70,327		65,708	16,338	14,395

Total operating expenses		247,272		254,513	63,839	63,676

Operating (loss) income		(33,786)		(13,880)	(9,797)	3,276
Interest expense, net		(32,994)		(31,570)	(8,258)	(6,960)

Net loss before benefit from income taxes		(66,780)		(45,450)	(18,055)	(3,684)
Benefit from income taxes		15,432		13,076	3,611	912

Net loss		$(51,348)		$(32,374)	$(14,444)	$(2,772)
Net loss margin		(24)%		(13)%	(27)%	(4)%

Other comprehensive income (loss):
Foreign currency translation adjustments		421		4,348	(1,914)	(1,904)

Total comprehensive loss		$(50,927)		$(28,026)	$(16,358)	$(4,676)

Per Unit Data:
Net loss per unit:
Net loss per unit, basic and diluted		$(94.42)		$(58.45)	$(26.08)	$(5.01)

Weighted average units outstanding
Basic and diluted		543,840		553,902	553,938	553,751

Pro forma net loss per share
Basic and diluted(1)	$		$

(in thousands, except unit, per unit, Adjusted EBITDA margin and Other Data)	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(1,854)	$33,937	1,409	7,697
Net cash provided by (used in) investing activities	$(25,034)	$(9,662)	(4,899)	(6,377)
Net cash provided by (used in) financing activities	$13,656	$(1,696)	(612)	(1,338)

Non-GAAP Financial Data:
Adjusted EBITDA(2)	$38,777	$56,396	$6,693	$18,787
Adjusted EBITDA margin(3)	18%	23%	12%	28%
Other Data:
Net revenue retention of advertising customers(4)	112%	108%	132%	110%
Total advertising customers(5)	1,813	1,873	1,874	1,924
Total number of large advertising customers(6)	162	160	162	172

(1)

Pro forma basic and diluted net loss per share is computed by dividing pro forma net loss by pro forma weighted-average common shares outstanding. For the three months ended March 31, 2021, pro forma net loss is computed by decreasing net loss by $            of interest expense, net of tax, that would not have been incurred if the offering had occurred on January 1, 2020. For the year ended December 31, 2020, pro forma net loss is computed by decreasing net loss by $            of interest expense, net of tax, that would not have been incurred if the offering had occurred on January 1, 2020. In addition, pro forma net loss is adjusted for equity-based compensation costs related to the time-based service options. Pro forma weighted average common shares outstanding is computed by increasing the weighted average common shares outstanding by            , which represents the $            million in outstanding borrowings described in “Use of Proceeds” being repaid with the proceeds of this offering divided by the public offering price per share. This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share actually would have been had the offering and use of proceeds therefrom occurred on January 1, 2020 or to project our net loss or net loss per share for any future period.

(2)

For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss the most directly comparable measure calculated and presented in accordance with GAAP, see “—Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(3)

For a definition of Adjusted EBITDA margin and a reconciliation of Adjusted EBITDA margin to net loss margin the most directly comparable measure calculated and presented in accordance with GAAP, see “Selected Consolidated Financial Data —Non-GAAP Financial Measures.”

(4)

For a definition of net revenue retention, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Key Performance Indicators—Net-Revenue Retention.”

(5)

For a definition of total advertising customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Key Performance Indicators—Total Advertising Customers.”

(6)

For a definition of total number of large advertising customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Key Performance Indicators—Total Number of Large Advertising Customers.”

	March 31, 2021
(in thousands)	Actual	Pro Forma as Adjusted(1)(2)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$50,751	$
Total assets	$838,529	$
Working capital	$93,104	$
Long-term debt	$351,780	$
Accumulated deficit	$(130,322)	$

Total liabilities and members’ equity	$838,529	$

(1)

The pro forma as adjusted column reflects: (i) the pro forma adjustments following (a) the completion of the Corporate Conversion and (b) the filing and effectiveness of our restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering; (ii) the sale of             shares of our common stock in this offering at an assumed initial public offering price per share of $            (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

(2)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $            (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $             million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $             million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to COVID-19

Economic downturns and market conditions beyond our control, including as a result of the COVID-19 pandemic, could materially adversely affect our business, operating results, financial condition and prospects.

Our business depends on global economic conditions, the overall demand for global digital advertising spending and on the economic health of customers that benefit from our platform. Unstable market conditions make it difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to reduce or delay their spending with us. Economic downturns or unstable market conditions may cause customers to decrease their marketing and advertising budgets, which could reduce spending through our platform and adversely affect our business, financial condition, and results of operations. As we explore new countries to expand our business, economic downturns or unstable market conditions in any of those countries could result in our investments not yielding the returns we anticipate.

Presently, the COVID-19 pandemic has resulted in severe market disruptions and a global economic slowdown for certain goods and services. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. These measures have impacted and may further impact all or portions of our facilities, workforce, and operations, the behavior of our end consumers and the operations of our respective vendors and suppliers. While these measures have not had a material adverse impact on our results of operations to date, our results of operations could be materially adversely affected in the future if such measures were to continue or new measures are imposed. For example, additional countries, including Canada, the United Kingdom (the “U.K.”), and France, among others, have recently gone back into lockdown, implemented curfews or increased further nationwide restrictions over concerns of increasing COVID transmission rates. Concern over the impact of COVID-19 may delay the purchasing decisions of certain prospective customers and/or cause them to consider purchasing solutions than originally anticipated. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic or to prevent a resurgence in the infection rates, and there is uncertainty regarding the effectiveness of the vaccines against new strains or variants of COVID-19 and the general availability of COVID-19 vaccines, which could impact our ability to perform critical functions.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce and position us to maintain our healthy financial position. These measures include restrictions on business travel, the institution of work-from-home policies and the implementation of strategies for workplace safety at our facilities to the limited extent that they remain open and our employees need to access them. We are following the guidance from local public health officials and government agencies with respect to such facilities, including implementation of enhanced cleaning measures, social distancing guidelines, and wearing of masks. We will continue to incur increased costs for our operations during this pandemic that are difficult to predict with certainty. In particular, our remote work arrangements for employees, coupled with stay-at-home orders and quarantines, pose challenges for those employees and our IT systems, and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity and IT systems management risks. As a result, our business, results of operations, cash flows, or financial condition may be affected by COVID-19 related disruptions and could continue to be adversely impacted in the future. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by the COVID-19 pandemic.

As a result of the COVID-19 pandemic, we may (i) decide to postpone or cancel planned investments in our business in response to changes in our business, or (ii) experience difficulties in recruiting or retaining personnel, each of which may impact our ability to respond to our customers’ needs and fulfill contractual obligations. In addition, we rely upon third parties for certain critical inputs to our business and platform, such as data integrations with proprietary platforms, data centers, and technology infrastructure. Any disruptions to services provided to us by third parties that we rely upon to provide our platform, including as a result of COVID-19 or other actions outside of our control, could significantly impact the continued performance of our platform.

The COVID-19 pandemic has also significantly increased economic and demand uncertainty globally, as well as record levels of unemployment in the U.S. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. This economic uncertainty of the COVID-19 pandemic has and could again lead to a general decrease in consumer spending and decrease in consumer confidence. More specifically, COVID-19 has already and could (i) continue to cause advertisers to pause advertising spending due to market uncertainty, (ii) require advertisers to reposition messaging or (iii) cause reductions in overall advertising spending budgets. Our sales, results of operations and cash flows depend on the overall demand for our platform. Some of our customers have experienced and may continue to experience financial hardships that, to date, have resulted in minimal instances of delayed or uncollectible payments, though this could increase in the future. Additionally, certain industry sectors that comprise part of our client base and spend heavily on advertising, such as travel and entertainment, may see prolonged financial difficulty that may result in further delays or reductions in advertising spending. To add to the uncertainty, the pace and nature of any economic recovery is unclear after this unprecedented shutdown of the economy. As a result, we may be susceptible to increased customer churn as a result of the current COVID-19 pandemic.

The severity, magnitude, and duration of the current COVID-19 pandemic is uncertain, rapidly changing and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation, product sales, results of operations, or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic with certainty, but it could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Risks Relating to Our Business and Strategy

Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, instability in political or market conditions generally, and any changes in tax treatment of advertising expenses, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertiser and publisher customers. Various macroeconomic factors could cause advertisers to reduce their advertising budgets, including adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America, Europe, and Asia, where we do most of our business; instability in political or market conditions generally; and any changes in tax treatment of advertising expenses and the deductibility thereof. Generally, the U.S. and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. In particular, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Eurozone and volatility in the value of the pound sterling and the Euro, including any instability possibly caused by the implementation of the withdrawal agreement for Brexit, which went into effect on January 1, 2021. We have operations, as well as current and potential new customers, throughout most of Europe. If economic conditions in Europe and other key markets for our platform continue to remain uncertain or deteriorate further, it could adversely affect our customers’ ability or willingness to utilize our platform, delay prospective customers’ purchasing decisions, and affect renewal rates, all of which could harm our operating results. Reductions in overall advertising spending as a result of these factors or the inability of advertisers to meet their commitments could make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

If we fail to innovate and make the right investment decisions in our offerings and platform, including responding to technological changes or upgrading our technology systems, we may not attract new customers and retain customers and our revenue and results of operations may decline.

Our industry is subject to rapid and frequent changes in technology, evolving customer needs, and the frequent introduction by our competitors of new and enhanced offerings. We must constantly make investment decisions regarding offerings and technology to meet customer demands and evolving industry standards and our success depends on our ability to adapt and innovate. Examples of innovation and technological changes that we have had to manage include, for example: (i) developing solutions for measuring in a mobile and in-app context as consumers and advertisers shifted to these environments, (ii) developing the necessary integrations and data ingestion methods to provide verification services for Walled Gardens as this channel became a greater portion of digital ad spend, and (iii) innovating and investing into contextual capabilities to complement historical methods such as keyword based solutions. We may make wrong decisions regarding these investments. If new or existing competitors introduce new products and services using new technologies or if new industry standards and practices emerge, we may lose customers or customers may decrease their use of our platform. New customer demands, superior competitive offerings, or new industry standards could require us to make unanticipated and costly changes to our platform or business model. If we do not have sufficient capital to make these costly changes or to prioritize the research and development required to keep pace with the competition, our offerings may become obsolete and may cause a material adverse effect to our business, results of operations, and financial condition.

Even if we are able to meet the demands for these unanticipated and costly changes to our platform or business model, the impact of such rapid innovation could cause issues with integrating our new offerings and platform into our proprietary platforms’ solutions within a reasonable timeframe. We cannot assure you that our updated solutions will be compatible or accepted by our integration partners. Any delay or failure in integration may cause missing data or delays in data analysis, which could cause our customers to become dissatisfied with our services, cause a loss of customers and may adversely impact our business, results of operations, and financial condition.

If we fail to adapt to our rapidly changing industry or to evolving customer needs as priorities shift or keep pace with rapid technological developments, the solutions we deliver may become less marketable and less competitive. If we are unable to properly identify and prioritize appropriate solution development projects or if we fail to develop and effectively market new solutions or enhance existing solutions to address the needs of existing and new customers, we may not be able to achieve or maintain adequate market acceptance and penetration of our solutions, and our solutions may become less competitive or obsolete, demand for our platform could decrease and our business, financial condition, and operating results may be adversely affected.

If our existing and future product offerings fail to maintain or achieve industry accreditation standards, customer acceptance of our products may decrease which could have a material adverse effect on our business and results of operations.

The market for our products is characterized by changes in protocols and evolving industry standards. Industry associations such as the Advertising Research Foundation, the Council of American Survey Research Organizations, the IAB, the TAG, the GARM, which is comprised of advertisers, agencies, media companies, platforms and industry organizations, the MRC, a voluntary trade organization, and internationally-based industry associations have independently initiated efforts to either review market research and rating methodologies across the media that we measure or develop minimum standards for such research and rating. Accreditation is only granted on a per metric basis rather than on a product or solution. In order to attain accreditation for new metrics tied to new solutions, the processes supporting new solutions must be reviewed to ensure that they are accurately processing data used to create the metrics. The process of obtaining such accreditations is costly, lengthy and there are often significant delays in achieving such accreditation. As a result, even if we are able to obtain such accreditations for our product offerings, we typically incur significant costs in obtaining such accreditations and the process of obtaining such accreditations delays our ability to market such product offerings as accredited by one or more industry associations. Moreover, metrics must be accredited before they will achieve widespread acceptance by the industry and our customers.

Additionally, these accreditation organizations could determine that there is a uniform standard that must be achieved by companies seeking accreditation, which could have the effect of limiting the methods of operations among competitors and could lead to commoditization of our industry and harm our ability to effectively compete by inhibiting our ability to differentiate our services from those of our competitors.

Failure to achieve accreditation for any of our product offerings, delays in obtaining such accreditations, or adverse audit findings may negatively impact the market acceptance of our products and could cause us to lose customers, and could delay acceptance of new product offerings by the industry and our customers. Meanwhile, successful accreditation or audits may lead to costly changes to our procedures and methodologies and may have an adverse effect on our business and results of operations.

If we are unable to provide digital or cross-platform analytics, or if our analytics are incomplete, our ability to maintain and grow our business may be harmed.

Our business provides buy-side post-buy verification and programmatic pre-bid solutions; on the sell-side, we provide verification and optimization solutions for publisher and media companies that enable the measurement and targeting of inventory against ad viewability, ad fraud, invalid traffic, brand safety, and suitability metrics across platforms, such as display, video, desktop, mobile, connected TV, open web, browser, in-app, and more.

If we are unable to gain or maintain access to information necessary to measure campaign performance, or if we unable to utilize such information in the development or enhancement of our programmatic pre-bid solutions or of our data sets and models, or if we are unable to do any of the foregoing on commercially reasonable terms, our ability to meet our customers’ demands and our business and financial performance may be harmed. Furthermore, even if we do have access to complete data covering channels such as display, video, connected TV, mobile and desktop, if we have insufficient technology, encounter challenges in our methodological approaches or inadequate source materials to parse the information across such channels or to do so in a cost-effective manner, our products may be inferior to other offerings, and we may be unable to meet our customers’ demands. In such an event, our business and financial performance may be harmed.

In particular, rather than being able to collect data directly from our technology (e.g., ad tags, pixels and SDKs) like we do on the open web, our ability to access data necessary for the measurement of campaigns with proprietary platforms, such as Facebook and YouTube among others, depends on our continued access to their proprietary platforms or certain segments of their proprietary platforms for research or measurement purposes. For example, we rely on Facebook and YouTube to provide us with access to mutually agreed upon data elements and signals for purposes of enabling the measurement and targeting of Facebook and YouTube inventory on behalf of advertisers. These proprietary platforms could limit our access to their data as a result of technologically changes or changes to their access terms. Moreover, while our contracts with these proprietary platforms generally renew automatically, many of our contracts with these proprietary platforms allow the platform to terminate their agreements with us without cause and subject to short notice periods. Such terminations would significantly limit our ability to access data that is necessary for the measurement of our advertiser customers’ respective campaigns within the relevant proprietary platforms. There can be no assurance that such proprietary platforms will not limit or terminate our access to their data in the future, whether for competitive or other reasons. Moreover, as display, video, connected TV, mobile, and desktop viewing continue to proliferate, gaining and maintaining cost-effective access to display, video, connected TV, mobile and desktop data is already and will continue to become increasingly critical, and we could face difficulty in accessing data relating to those platforms.

If we are unable to maintain our access to these proprietary platforms, establish access with new platforms, or otherwise acquire or access data that we need for research or measurement purposes effectively and efficiently, or if the cost of data acquisition increases, our business, financial condition, we may be unable to provide certain digital or cross-platform analytic and our results of operations could be materially and adversely affected.

We rely on integrations with advertising platforms, DSPs, proprietary platforms and ad servers, over which we exercise very little control.

Our business depends on our ability to integrate our solutions with a variety of third-party advertising platforms, DSPs, proprietary platforms and ad services. We have formed partnerships with these platforms to integrate our technology with their software and product offerings, allowing our customers to utilize our solutions wherever they purchase or place an ad. For example, we rely on integration with Google in order to provide automated tag wrapping functionalities. Google may deploy code or change operations that may impact joint solution and combined functionality, which would have a significant effect on our ability to offer our products. Some of these integration partners have significant market share in the segment in which they operate. To date, we have relied on written contracts to govern our relationships with these partners. However, these are subject to change by such providers from time to time and in many instances the provider may choose to terminate these contracts without cause and with short notice periods. Many of these agreements are short term with automatic renewal provisions, and there can be no assurances that such providers will agree to renew their agreements with us. Moreover, such providers may choose to stop integrating with our solutions and may unilaterally stop providing us with data necessary to our business if they acquire a competitor which provides services similar to ours or if they begin to deliver services similar to ours on their own. For example, regarding our data measurements services, a provider such as YouTube has established a formal measurement program through which participants need to be approved by Google in order to participate. YouTube could adversely impact our operations in the future by limiting our data access from their platform altogether, restricting access to data to only a select few vendors or taking away our certification within its measurement program. We cannot assure you that our existing integration partners will continue to, or that potential new integration partners will agree to, integrate our solutions. We also cannot assure you that our customers will continue to use our solutions available on these digital media platforms or that our integration partners will not develop and market products that compete with us in the future. Such integrations may not be replaceable, and so loss of any such integrations could materially impact our business and our results of operations and we may lose customers. For the years ended December 31, 2019 and December 31, 2020, 32% and 36%, respectively, of our total revenue from customers was facilitated by our partnerships with DSPs, of which two DSP partnerships facilitated 15.5% and 6% of our total revenue from customers for the year ended December 31, 2019 and 17% and 8.5%, of our total revenue from customers for the year ended December 31, 2020.

Even if our partners continue their agreements and partnerships with us, we continuously are required to update and enhance our solutions to adapt to changes in software, networking, browser, and database technologies. For example, we may be forced to make changes based on a unilateral change that an integration partner makes to its platform in order to integrate our products or to have the integration operate in the same manner that it did prior to the integration partner’s change. The integration partner’s change may cause a malfunction in the integration and cause a break in services. We cannot assure you that our updated solutions will be compatible or accepted by our integration partners.

Additionally, some of our partners are subject to regulatory actions, which, if successful, could cause our partners to be broken into separate companies. For example, Facebook has been sued by state prosecutors and federal regulators with allegations that the company is taking illegal actions to acquire rivals and stifle competition. If our partners and their products are separated into separate companies, it could have a material effect on our ability to gather data and there can be no assurance that all of the separated companies will continue to be our partner, each of which could materially affect our business, results of operations, and revenues.

Our business and revenues could also be affected by social issues or disruptions. For example, if there is public disapproval or boycotting of a specific platform, such as Facebook or other proprietary platforms, our ability to optimize ad placement or to forecast usage may be impacted based on unforeseen trends or events. Additionally, how we categorize specific sites in the course of our normal business operations could expose us to risks from publishers or advertisers who could disagree with our categorizations and incur negative ramifications if they believe their ads were monetarily contributing to websites that contribute to the spread of hate speech, disinformation, white supremacist activity, or voter suppression efforts, among other things. If publishers or advertisers believe our categorizations are faulty or unreliable, they may pull back on advertising, which could affect our business, revenues, and results of operations.

In addition, we rely on our DSP partners to report to us on the usage of our pre-bid and contextual targeting solutions on their platforms, as well as revenue generated on their platforms. The timing of these reports is fixed per DSP, and variations impact our ability to derive insights, particularly granular insights into usage, and potentially impacts our ability to accurately forecast. Any financial or other difficulties our integration partners face may negatively impact our business, as a significant portion of our revenue depends on customers using our solutions on these digital media platforms, and we are unable to predict the nature and extent of any such impact. We exercise very little control over our integration partners, which increases our vulnerability to problems with the services they provide and our reliance upon them for accurate data and revenue reporting. If our proprietary platform partners intentionally or unintentionally cause data delays or if data is missing, our reporting and ability to deliver our products and services would be adversely impacted and we would be unable to accurately forecast our revenue due to our inability to see the volume of impressions. Any errors, failures, interruptions, or delays experienced in connection with our integration partners could adversely affect our business, reputation, forecasts, and financial condition.

The market in which we participate is intensely competitive, both from established and new companies, and we may not be able to compete successfully with our current or future competitors.

We operate in a highly competitive and rapidly changing industry with barriers to entry being increasingly lowered and single-solution providers entering the market and competing with certain aspects of our solutions. We expect competition to persist and intensify in the future, which could harm our ability to increase revenue and maintain profitability. The market for measurement, data analytics, and verification of digital advertising is competitive and evolving rapidly as market participants develop and offer new products and services, which could lead to commoditization and harm our ability to effectively compete in our industry.

We compete with established verification and measurement companies such as DoubleVerify and Oracle’s MOAT and Grapeshot, as well as point solution (e.g., fraud) providers such as WhiteOps. These competitors may be able to, among other things, provide accurate and reliable data insights on brand suitability and existence of ad fraud, innovate, and adapt product offerings to emerging digital media technologies, offer solutions that meet changing customer needs, negotiate more favorable revenue share agreements with DSPs, and otherwise execute on their growth strategies more effectively than we can.

We may also face competition from new companies entering the market, including large established companies and companies that we do not yet know about or do not yet exist. These companies may have massive resources (e.g., Oracle or Nielsen) to acquire or internally develop solutions that compete directly with ours. As we introduce new solutions, as our existing solutions evolve and as other companies introduce new products and solutions, we are likely to face additional competition. If existing or new companies develop, market, or resell competitive high-value products or services or if they acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed. For example, if competitors like DoubleVerify were to be acquired by one of the larger proprietary platforms, the proprietary platforms that we rely upon to provide our services may limit our access to their platforms, refuse to integrate our products or, regarding our data measurements services, a provider such as YouTube could materially impact our operations by limiting our data access from their platform altogether. Relatedly, if the larger proprietary platforms that we rely upon for significant portions of our business, such as YouTube, were to develop and begin providing services similar to ours in-house, they may terminate our contracts and restrict our access to their data (which some proprietary platforms, including with respect to platforms that we rely upon for significant portions of our business, can do at any time without cause and with short notice periods), refuse to allow us to integrate with their products, and generally adversely affect our operations, revenues, and ability to conduct our operations. As of March 31, 2021, we had contracts with DSPs and proprietary platforms, including Google, Facebook, and The Trade Desk, that would individually or in the aggregate materially affect our revenue and results of operations if the contracts were terminated.

Our potential competitors may have significantly more financial, technical, marketing and other resources than we have, larger intellectual property portfolios and broader global distribution and presence, which may allow them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive relationships than we have and may be better positioned to execute on product introductions or integration with proprietary platforms. Some of our competitors, such as Nielsen, may have a longer operating history and greater name recognition. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper relationships, or offer services at lower prices. Any of these developments would make it more difficult for us to sell our platform and could result in increased pricing pressure, increased sales and marketing expense or the loss of market share, which could cause us to decrease the prices we charge or accept less favorable terms for our solutions in order to remain competitive. If we are unable to compete successfully against our current and future competitors, we may not be able to retain and/or increase sales to existing customers and acquire new customers, and our business, financial condition, and results of operations could be adversely affected.

We may be exposed to risk as a result of our third parties, and we may not be able to recover such losses from them.

We rely on integrations with advertising platforms, DSPs, proprietary platforms and ad servers, over which we exercise very little control. Issues surrounding our integrations may arise as a result of our or our partners’ systems. For example, a significant reduction in the volume of data received from an integration partner could prevent us from effectively providing services to our customers. Similarly, in the context of an ad server integration, ads may not be properly delivered to their intended webpages or applications due to an integration issue. These delays in data, ad delivery failures or the ability to integrate our products to partner platforms could impact customer satisfaction and prevent us from providing the services we are contractually obligated to provide. In addition, such delays and failures could delay our ability to invoice our clients, and clients may refuse to pay invoices or may otherwise bring claims against us or stop using our solutions. While we generally seek to disclaim liability for the acts of our partners within our customer agreements, there can be no assurances that such provisions will be effective. Our ability to recover from our integration partners is often limited, and if our customers seek to recover from us, we may not be able to recover from our partners. We also cannot be sure that any existing general liability insurance coverage would apply in these circumstances, that any such coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. As a result, any such delays or failures, even if caused by an integration partners, could lead to losses, claims and liability for us, and could lead to a loss of customers and damage to our reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our international expansion may expose us to additional risks.

While our historical operations have been focused in the United States, we have expanded our operations internationally in recent years to increase our customer base, infrastructure, offices, and employee count, among other things. We expect international expansion to continue in the near term, particularly in regards to our engineering operations and personnel that have been increasing in India. Our current or future international expansion may expose us to additional risks, including:

•	challenges associated with relying on local partners in markets that are not as familiar to us, including local joint venture or strategic partners to help us establish our business;

•	the burden of compliance with additional regulations and government authorities in a highly regulated industry;
•	potentially adverse tax consequences from operating in multiple jurisdictions;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property in multiple jurisdictions;

•	increased demands on our management’s time and attention to deal with potentially unique issues arising from local circumstances; and

•	general economic and political conditions internationally.

If we are not able to maintain and enhance our brand, our business, financial condition and operating results may be adversely affected.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing solutions and future solutions and is an important element in attracting maintaining existing and attracting new customers and partners. We believe that our success depends on advertisers and publishers valuing our trusted, authoritative, and independent position in the ecosystem, which instills trust and confidence in the media buying process for our customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Our brand may be damaged if we are unable to deliver reliable, accurate services due to any delay or failure in integration with our partners, which may cause missing data or delays in data analysis. Additionally, any disruption in our services, whether caused by technological failures or otherwise, may adversely affect our brand, even if such disruption or failure was caused by a third-party service provider. These integration failures or interruptions in our services, whether caused by us, our partners or third-party service providers, could cause our customers to become dissatisfied with our services and could cause damage to our reputation and our brand, which may have a material adverse effect on our business and operating results.

Additionally, successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to deliver valuable solutions for our customers, including advertisers and publishers. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses that we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or partners or retain our existing customers or partners and our business could suffer.

Our future success will depend in part on our ability to expand into new channels.

We deliver our solutions through various digital media channels, including display, video, social, connected TV, mobile, and desktop. In the future, we may decide to broaden the spectrum of our channels further if we believe that doing so would significantly increase the value we can offer to customers. We believe a broader platform delivering our solutions through complementary channels can enhance our value proposition for existing and prospective customers. However, any future attempts to enter new channels, such as connected TV, may not be successful and could have a significant impact on our results of operations, revenues, and future offerings.

Our success in expanding into any additional channels will depend on various factors, including our ability to:

•	identify additional channels where our solutions could perform;
•	adapt our solutions to additional channels and effectively market them for such additional digital marketing channels to our existing and prospective customers;

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integrate newly developed or acquired digital marketing channels into our pricing and measurement models, with a clear and measurable performance attribution mechanism that works across all channels, and in a manner that is consistent with our privacy standards;

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accumulate sufficient data sets relevant for those digital marketing channels to ensure that our solutions have sufficient quantity and quality of information to measure relevant advertisements through those additional advertising channels;

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achieve customer performance levels through the new channels that are similar to those delivered through our existing channels, and in any case that are not dilutive to the overall customer performance;

•	identify and establish acceptable business arrangements with partners;

•	maintain our gross margin at a consistent level upon entering one or more additional marketing channels;

•	compete with new market participants active in these additional channels; and

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hire and retain key personnel with relevant technology and product expertise to lead the integration of additional channels onto our platform, and sales and operations teams to sell and integrate additional channels.

If we are unable to successfully adapt our solutions to additional channels and effectively market such offerings to our existing and prospective customers, or if we are unable to maintain our pricing and measurement models in these additional channels, we may not be able to achieve our growth or business objectives. Additionally, if the integrations and partnerships that we rely on to provide these current and future channels, such as proprietary platforms, are not readily replaced, we could suffer losses in revenues and changes in results of operations that could have a material impact.

Furthermore, if our channel mix changes due to a shift in client demand, such as customers shifting their spending more quickly or more extensively than expected to channels in which we have relatively less functionality, features, or inventory, demand for our platform could decrease, we may be required to develop new technology to effectively measure to remain competitive (e.g., social video) or may be unable to develop technology to measure and our business, financial condition, and results of operations could be adversely affected.

We have a history of net losses and may not achieve or sustain profitability in the future, particularly if our revenue growth rate may decline.

We experienced net losses of $32.4 million and $51.3 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, our accumulated deficit was $126.8 million. We experienced net losses of $14.4 million and $2.8 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, our accumulated deficit was $130.3 million. We cannot assure you that we will achieve profitability in future periods, and we may continue to incur significant losses in future periods.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business in the future. We cannot assure you that our revenue will continue to grow or will not decline. Our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business and our ability to convert customers from a variable model to a flat fee model. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. We will need to generate and sustain increased revenue levels in future periods in order to maintain or increase our level of profitability.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future results of operations. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, expanding and maintaining internet platform integrations, our technology infrastructure, research and development (including investments in our research and development team and the development of new features), expansion into new markets, marketing, and general administration (including expenses related to being a public company). These investments may not result in increased revenue or growth in our business. If we cannot successfully grow our revenue at a rate that exceeds the increases in costs associated with our business, we will not be able to maintain profitability or generate positive cash flow on a sustained basis.

We are subject to payment-related risks and, if our customers do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.

We have a large and diverse customer base. Our customers may experience financial difficulty, file for bankruptcy protection or cease operations. Consequently, we may be involved in disputes with customers over the operation of our platform, the terms of our agreements or our billings for purchases made by them through our platform. If we are unable to collect or make adjustments to bills to customers, we could incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, financial condition, and operating results. In the event we are not paid by our customers on time or at all, our results of operations and financial condition would be adversely impacted. Further, growth and increased competitive pressure in the global digital advertising ecosystem is causing customers to demand lower costs, more services and more rapid innovation of products, resulting in overall increased focus by all industry participants on pricing, transparency, and cash and collection cycles. Some customers have experienced financial pressures that have motivated them to slow the timing of their payments to us. If customers slow their payments to us or our cash collections are significantly diminished as a result of these dynamics, our revenue and/or cash flow could be adversely affected and we may need to use working capital to fund our accounts payable pending collection from the customers. This may result in additional costs and cause us to forgo or defer other more productive uses of that working capital.

We have revenue share agreements with certain DSPs and any material changes to those sharing arrangements could affect our costs.

Our future growth will depend on our ability to enter into and retain successful strategic relationships with third parties, and in particular, DSPs. We have entered into long-term revenue share agreements with certain DSPs, including Google and The Trade Desk, which incentivize these partners to continue their relationship with us. Under these agreements, the DSPs receive consideration based on a percentage of the revenue that is received through the use of our products by buyers (e.g., advertisers and agencies) using these DSPs. Our contracts generally renew automatically, but there are some proprietary platform contracts that allow our partners to terminate their agreements with us (including contracts with DSPs with revenue share arrangements) without cause and with short notice periods. Such terminations would result in the loss of important partner relationships and would have an adverse impact on our business, financial condition and results of operations. In addition, if any such key DSPs or other strategic third parties negotiate or otherwise improve economic or other terms that are more favorable to them (including, for example, if a few key DSPs or strategic partners negotiate for a higher revenue share, adversely modify the revenue share arrangements within our overarching agreements with such parties), then our costs could increase, our revenue could decrease and our business, financial condition and results of operations could be materially adversely affected.

Our sales and marketing efforts may require significant investments and, in certain cases, involve long sales cycles, which can result in significant time between initial contact with a prospect and execution of a customer contract, making it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

Our sales cycle, from initial contact to contract execution and implementation, can take significant time, and may be impacted by a number of factors, such as customer size, number of markets and sales relationship. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Some of our customers undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. We may spend substantial time and resources prospecting for new business or responding to requests for proposals, and it may not result in revenue. As a result, it is difficult to predict when we will obtain new customers and begin generating revenue from these new customers. Even if our sales efforts result in obtaining a new customer, for those customers contracting with us on a usage-based pricing model, the customer controls when and to what extent it uses our platform and they may delay activation and usage. As a result, we may not be able to add customers, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

If we do not manage our growth effectively, the quality of our platform and solutions may suffer, and our business, results of operations, and financial condition may be adversely affected.

The continued growth in our business may place demands on our infrastructure and our operational, managerial, administrative, and financial resources. Our success will depend on the ability of our management to manage growth effectively. Among other things, this will require us at various times to:

•	strategically invest in the development and enhancement of our platform and data center infrastructure;

•	improve coordination among our engineering, product, operations, and other support organizations;

•	manage multiple relationships with various partners, customers, and other third parties;

•	manage international operations;

•	develop our operating, administrative, legal, financial, and accounting systems and controls; and

•	recruit, hire, train, and retain personnel.

If we do not manage our growth well, the efficacy and performance of our platform may suffer, which could harm our reputation and reduce demand for our platform and solutions. Failure to manage future growth effectively could harm our business and have an adverse effect on our business, results of operations, and financial condition.

Future acquisitions, strategic investments or alliances could disrupt our business and harm our business, financial condition and results of operations.

We explore, on an ongoing basis, potential acquisitions of companies or technologies, strategic investments, or alliances to strengthen our business, however, we have limited experience in acquiring and integrating businesses, products, and technologies. While we have completed multiple acquisitions, our only experience with a complex acquisition has been the purchase of ADmantX, which required significant management resources to integrate.

Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues. Acquisitions involve numerous risks, any of which could harm our business, including:

•	regulatory hurdles;

•	anticipated benefits may not materialize;

•	an acquisition may result in a delay or reduction of purchases for both us and the company that we acquired due to uncertainty about continuity and effectiveness of solution from either company;

•	use cash that we may otherwise need for ongoing or future operation of our business;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products or solutions;

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	assume substantial debt or other liabilities, which may be on terms unfavorable to us or that we are unable to repay;

•	retention of key employees from the acquired company;

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cultural challenges associated with integrating employees from the acquired company into our organization and challenges inherent in effectively managing an increased number of employees in diverse locations;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	potential strain on our financial and managerial controls and reporting systems and procedures;

•	integration of the acquired company’s products and technology;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;
•	the need to implement or improve controls, procedures and policies at a business that, prior to the acquisition, may have lacked effective controls, procedures, and policies;

•	coordination of product development and sales and marketing functions;

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liability for activities of the acquired company before the acquisition, including relating to privacy and data security, patent and trademark infringement claims, including without limitation, liabilities associated with products or technologies accused or found to infringe on third-party intellectual property rights or violate existing or future privacy regulations; violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquisition, including claims from terminated employees, customers, former stockholders, or other third parties.

Failure to appropriately mitigate these risks or other issues related to such acquisitions and strategic investments could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could harm our business, financial condition, and results of operations.

Our ability to achieve our anticipated growth plans will depend on our ability to expand our center of excellence in India in a cost efficient manner.

Our ability to grow our business and meet our growth plans will depend on our ability to continue to expand our software engineering team. While we are in the process of expanding our center of excellence in India in order to meet these growth plans in a cost efficient manner, there is no assurance that we will be able to achieve our expansion plans or that our reliance upon resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including difficulty hiring and retaining appropriate software engineering and management resources due to intense competition for such resources and resulting wage inflation and differing labor laws, knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers, and other third parties, heightened exposure to changes in economic, security, and political conditions in India, and fluctuations in currency exchange rates and tax compliance in India. Difficulties resulting from the factors noted above and other risks related to our operations in India and other jurisdictions could increase our expenses, impact our growth plans, harm our competitive position and damage our reputation.

Our international operations require increased expenditures and impose additional risks and compliance imperatives, and failure to successfully execute our international plans will adversely affect our growth and operating results.

We have numerous operations outside of North America, including in the U.K, the European Union (the “E.U.”), Japan, India, Singapore, and Australia. Our initial international offices were formed in 2013 and nearly all of our subsequent offices have been formed within the past five years. Up until 2020, our international offices have been predominantly sales, customer support, marketing and general and administrative groups.

For sales development, our business strategy includes expanding our customer base internationally, in particular in LatAm and the APAC region. Our ability to manage and expand our business and conduct our operations internationally requires considerable attention and resources. Attracting new customers outside the U.S. may require more time and expense than in the U.S., in part due to language barriers and the need to educate such customers about our platform, and we may not be successful in establishing and maintaining these relationships. Additionally, in emerging markets, the cost of our verification services make up a large percentage of the buyer’s media budget, as costs of media in emerging countries are low when compared to developed countries. Within these countries, we often adjust or make concessions to our pricing in order to enter and sell in such markets. As a result, there can be no assurance that we will be successful in expanding our customer base internationally in a cost-effective manner or at all.

The data center and network infrastructure in some overseas markets may not be as reliable as in North America and Europe, which could disrupt our platform and operations. In addition, our international operations will require us to develop and administer our internal controls and legal and compliance practices in countries with different cultural norms, languages, currencies, legal requirements, and business practices than the U.S., which may burden management, increase travel, infrastructure and legal compliance costs, and add complexity to our enforcement of advertising standards across languages and countries. International operations also impose risks and challenges in addition to those faced in the U.S. including:

•	management of a distributed workforce;

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nearly all of our teams in locations outside the U.S., with the exception of our growing operations in India, are substantially smaller than some of our teams in the U.S., which may make it hard to grow in international markets;

•	the need for sales representatives to be recruited, hired, and retained locally in increasing numbers of countries abroad;

•	the slower adoption and acceptance of our services in other countries;

•	the need for localized software and licensing programs;

•	the need for localized language support;

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the need to adapt our offering to satisfy local requirements, standards, local laws, and regulations, including those relating to privacy, cybersecurity, data security, antitrust, data localization, anti-bribery, import and export controls, economic sanctions, tax and withholding (including overlapping of different tax regimes), varied labor and employment laws (including those relating to termination of employees), corporate formation and other regulatory limitations or obligations on our operations (such as obtaining requisite licenses), and the increased administrative costs and risks associated with such compliance;

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geopolitical and social factors, such as concerns regarding negative, unstable or changing economic conditions in the countries and regions where we operate, global and regional recessions, political instability, and trade disputes;

•	laws and business practices that may favor local competitors;
•	legal requirements or business expectations that agreements be drafted and negotiated in the local language and disputes be resolved in local courts according to local laws;

•	the need to enable transactions in local currencies;

•	difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure and longer accounts receivable payment cycles and other collection difficulties;

•	higher levels of credit risk and payment fraud;

•	working capital constraints;

•	the effect of global and regional recessions and economic and political instability;

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potentially adverse tax consequences in the U.S. and abroad; staffing challenges, including difficulty in recruiting and retaining qualified personnel as well as managing such a diversity in personnel;

•	reduced or ineffective protection of our intellectual property rights in some countries;

•	future possible changes in U.S. regulations on exports of U.S. technologies or dealings with certain countries or parties; and

•	costs and restrictions affecting the repatriation of funds to the U.S.

One or more of these requirements and risks may make our international operations more difficult and expensive or less successful than we expect, and may preclude us from operating in some markets. There is no assurance that our international expansion efforts will be successful, and we may not generate sufficient revenue or margins from our international business to cover our expenses or contribute to our growth.

Certain of our operating results and financial metrics may be difficult to accurately predict as a result of seasonality.

We have experienced, and expect to continue to experience in the future, seasonality in our business, and our operating results and financial condition may be affected by such trends in the future. We generally experience seasonal fluctuations in demand for our solutions and services, and believe that our quarterly sales are affected by industry buying patterns. For example, many marketers tend to devote a significant portion of their budgets to the fourth quarter of the calendar year to coincide with consumer holiday spending and to reduce spend in the first quarter of the calendar year. We believe that the seasonal trends that we have experienced in the past may continue for the foreseeable future, particularly as we expand our sales to larger organizations. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics, and make forecasting our future operating results and financial metrics difficult. Additionally, we do not have sufficient experience in selling certain of our solutions and products to determine if demand for these services are or will be subject to material seasonality.

Our revenue model depends on high impression volumes, the growth of which may not be sustained.

We generate revenue by charging a CPM based on the volume of purchased digital ads that we measure on behalf of these customers. If the volume of impressions we measure does not continue to grow or decreases for any reason, our business will suffer. For example, if digital ad spending remains constant and our advertiser customers transition to higher CPM ad inventory, overall impression volumes may decrease, which may result in fewer impressions for us to verify and a corresponding decline in our revenues. We cannot assure you that growth in volume of impressions will be sustained. If our customers adjust their buying patterns or alter their preference to higher CPM ad inventory, our business, financial condition, and results of operations may be harmed.

We have a short operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a relatively short operating history, which limits our ability to forecast our future operating results and subjects us to a number of uncertainties, including with respect to our ability to plan for and model future growth. We may not be able to sustain our current rate of growth or maintain our current revenue levels. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in developing industries. If our assumptions regarding these uncertainties, which we use to manage our business, are incorrect or change in response to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer and our stock price could decline. Any success that we may experience in the future will depend in large part on our ability to, among other things:

•	maintain and expand our agreements and integrations with DSPs, proprietary platforms, and other digital advertising technology providers;

•	build and maintain long-term relationships with customers, including advertisers, agencies, and publishers;

•	develop and offer competitive solutions and products that meet the evolving needs of customers and build a reputation for providing a superior platform and client service;

•	maintain a reputation of being a trusted and authoritative source for third-party verification;

•	improve the performance and capabilities of our solutions and products;

•	successfully expand our business domestically and internationally;

•	successfully compete with and distinguish ourselves from other companies that are currently in, or may in the future enter, the markets for our solutions and products;

•	increase market awareness of our solutions and products and enhance our brand;

•	continue to develop, and increase market adoption of, our solutions and products;

•	manage increased operating expenses as we continue to invest in our infrastructure to scale our business and operate as a public company; and

•	attract, hire, train, integrate, and retain qualified and motivated employees.

The market for buying digital advertising verification solutions is relatively new and evolving. If this market and the corresponding markets develop slower or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

In 2020, we generated over 90% of our revenue from advertiser customers that purchase our services to measure the quality and performance of ads purchased directly from publishers and proprietary platforms, and through programmatic platforms to evaluate the quality of ad inventories before they are purchased. We expect that spending on these solutions will continue to be a substantial source of revenue for the foreseeable future. Our growth will depend on us capitalizing on the market opportunity to provide measurement of ad effectiveness and efficiency to brands and help customers understand marketing performance. If the market for ad measurement and effectiveness solutions deteriorates or develops more slowly than we expect, it could reduce demand for our solutions, and our business, growth prospects, and financial condition would be adversely affected.

In addition, our revenue may not necessarily grow at the same rate as spend on our solutions. Growth in spend may outpace growth in our revenue as the market for digital advertising verification matures due to a number of factors including pricing competition and shifts in product, media, client, and channel mix. A significant change in revenue as a percentage of spend could reflect an adverse change in our business and growth prospects. In addition, any such fluctuations, even if they reflect our strategic decisions, could cause our performance to fall below the expectations of securities analysts and investors, and adversely affect the price of our common stock.

Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. For example, the global digital advertising ecosystem may not grow at the rate that we currently expect, the migration of advertising from linear television to connected TV may not occur on the scale we currently anticipate, or the growth of subscription media platforms as opposed to platforms supported by advertising may all impact the estimates and growth forecasts we have included in this prospectus. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all and we may not be able to bring in sufficient amounts of new customers to keep pace with market growth. Other factors, such as social disruptions, social unrest, or social trends, may cause advertisers to pause, reduce, cancel, or otherwise alter their spending or engage with our solutions less and cause publishers to choose not to monetize specific inventory.

We may experience fluctuations in our results of operations, which could make our future results of operations difficult to predict or cause our results of operations to fall below analysts’ and investors’ expectations.

Our quarterly and annual results of operations have fluctuated in the past and we expect our future results of operations to fluctuate due to a variety of factors, many of which are beyond our control. Fluctuations in our results of operations could cause our performance to fall below the expectations of analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical results of operations may not be necessarily indicative of our future results of operations. Factors that may cause our results of operations to fluctuate include the following:

•	maintaining or achieving new industry accreditations, including, but not limited to, accreditations from the MRC;
•	changes in demand for digital advertising and for our platform or solutions, including related to the seasonal nature of our customers’ spending on digital advertising campaigns;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;

•	changes in the economic prospects of marketers, the industries or verticals that we primarily serve, or the economy generally, which could alter marketers’ spending priorities or budgets;

•	changes to availability of and pricing of competitive products and services, and their effects on our pricing;

•	changes in the pricing or availability of digital ad inventory;

•	changes in the pricing or availability of data or other third-party services;

•	changes in our customer base and platform offerings;

•	the addition or loss of customers or the change in customer retention rate and the price paid for our solutions and the rate at which our solutions are used across campaigns;

•	the challenges of persuading existing and prospective customers to switch from incumbent service providers;

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the rate at which our solutions are utilized caused by our customers’ budgetary constraints, competition, customer dissatisfaction, customer corporate restructuring or change in control, or our customers’ actual or perceived lack of need for our products;

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changes in customers’ allocations, marketing strategies, targeting strategies, contextual targeting strategies and optimization goals on the use of third-party verification and other measurement services;

•	changes to our solutions, products, media, or customer or mix;

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changes and uncertainty in the regulatory environment for us, customers or others in the digital marketing solutions industry, and the effects of our efforts and those of our customers and partners to address changes and uncertainty in the regulatory environment;

•	changes in the economic prospects of digital marketers or the economy generally, which could alter customers’ spending priorities;

•	changes in the pricing and availability of digital ad inventory or in the cost of reaching end consumers through digital advertising;

•	disruptions or outages on our platform;

•	the introduction of new technologies or offerings by our competitors or others in the digital marketing solutions marketplace;

•	changes in our capital expenditures as we acquire the hardware, equipment, and other assets required to support our business;

•	the length and unpredictability of our sales cycle;

•	global awareness of our thought leadership and brand;

•	costs related to acquisitions of businesses or technologies and development of new products;

•	cost of employee recruiting and retention;

•	changes to the commission plans, quotas, and other compensation-related metrics for our sales representatives;

•	any potential future cost and the availability of and ability to integrate data from proprietary platforms, including, but not limited to, Walled Gardens;

•	adverse judgments or settlements, or increased legal fees, in legal disputes or government proceedings;

•	adoption of new accounting pronouncements; and

•	changes to the cost of infrastructure, including real estate and information technology (“IT”).

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. If we fail to meet or exceed operating results expectations of analysts and investors or if analysts and investors have estimates and forecasts of our future performance that are unrealistic or that we do not meet, the market price of our common stock could decline. In addition, if one or more of the analysts who cover us adversely change their recommendation regarding our stock, the market price of our common stock could decline.

Our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business, financial condition and results of operations could be harmed.

We are undergoing rapid growth and have experienced and may continue to experience rapid expansion of our employee ranks. As of March 31, 2021, we had 651 employees. We believe our corporate culture has been a key element of our success. However, as our organization grows, it may be difficult to maintain our culture, which could reduce our ability to innovate and operate effectively. The failure to maintain the key aspects of our culture as our organization grows could result in decreased employee satisfaction, increased difficulty in attracting top talent, increased turnover and could compromise our ability to maintain our infrastructure and platform, the quality of our customer service, all of which are important to our success and to the effective execution of our business strategy. In the event we are unable to maintain our corporate culture as we grow to scale, our business, financial condition, and results of operations could be harmed.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as terrorism, computer viruses or social disruption impacting advertising spending.

Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, hurricanes, other acts of nature, power losses, telecommunications failures, terrorist or criminal acts or attacks, social issues, protests, discontent, and disruption that affect advertising spending or the ability for publishers to monetize inventory, vandalism, sabotage, acts of war, human errors, break-ins, cyber-attacks or failures, pandemics or other public health crises, or similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Additionally, our business and revenues could be affected by social issues, protests or disruptions. For example, if there is public disapproval or boycotting of a specific platform, such as Facebook or other proprietary platforms, our ability to measure and optimize ad placements or to forecast usage may be impacted based on unforeseen trends or events. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our principal executive offices, and largest office, is located in Manhattan, a city which has experienced acts of terrorism, protests, and natural disasters in the past. Our cloud partners, including AWS, may also be vulnerable to computer viruses, break-ins, cyber-attacks, such as coordinated denial-of-service attacks or ransomware, or other failures, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. Although we have implemented security measures and disaster recovery capabilities, there can be no assurance that we will not suffer from business interruption, or unavailability or loss of data, as a result of any such events. As we rely heavily on our servers, computer, and communications systems and the internet to conduct our business and provide high quality service to our customers, such disruptions could negatively impact our ability to run our business, result in loss of existing or potential customers and increased expenses, and/or have an adverse effect on our reputation and the reputation of our products and services, any of which would adversely affect our operating results and financial condition.

Risks Related to Intellectual Property and Technology

Failures in the systems and infrastructure supporting our solutions and operations could significantly disrupt our operations and cause us to lose customers.

In addition to the optimal and efficient performance of our platform, our business relies on the continued and uninterrupted performance of our software, hardware, and cloud infrastructures, and our platform and its underlying infrastructure are inherently complex and may contain material defects or error. We currently process on average over 100 billion daily web transactions through our highly scalable, cloud-based technology platform.

Sustained or repeated system failures of our software or hardware infrastructures (such as massive and sustained data center outages) or of the software or hardware infrastructures of our third-party providers, which inhibit our ability to provide our solutions in a timely manner or cause performance issues with our platform, could significantly reduce the attractiveness of our offering to our customers, reduce our revenue or otherwise negatively impact our financial situation, impair our reputation, undermine trust in our brand, and subject us to significant liability. Specifically, there is significant risk that our proprietary platform partners may cause data delays or there may be data missing, which impacts our ability to deliver our products and services.

In addition, while we seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments, we may need to increase data center hosting capacity, bandwidth, storage, power, or other elements of our system architecture and our infrastructure as our customer base and/or our traffic continues to grow.

Our existing systems may not be able to scale up in a manner satisfactory to our existing or prospective customers, and may not be adequately designed with the necessary reliability and redundancy of certain critical portions of our infrastructure to avoid performance delays or outages that could be harmful to our business. We must continue to increase the capacity of our platform to support our high-volume strategy, to cope with increased data volumes and an increasing variety of digital marketing formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. Delivering this increased capacity while concurrently reducing organizational and operational costs or maintaining our current lower cost structure will require us to implement more efficient data processing and to implement more efficient cloud-based services as they become available and drive optimization processes related to the existing environment.

Our failure to continuously upgrade or increase the reliability and redundancy of our infrastructure to meet the demands of a growing base of global customers and partners could adversely affect the functioning and performance of our technology and could in turn affect our results of operations.

Finally, our systems are vulnerable to damage from a variety of sources, some of which are outside of our control, including network and telecommunications failures, natural disasters, terrorism, power outages, a variety of other possible outages affecting data centers, and malicious human acts, including hacking, computer viruses, malware, and other security breaches. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate some of these techniques or to implement adequate preventive measures.

Any steps we take to increase the security, reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users simultaneously accessing our solutions, distributed denial of service attacks, or other security related incidents.

If we are unable to prevent system failures, the functioning and performance of our solutions could suffer, which in turn could interrupt our business and harm our results of operations.

Operational, technical and performance issues with our platform, whether real or perceived may adversely affect our business, reputation, financial condition and operating results.

We depend upon the sustained and uninterrupted performance of our platform to provide digital marketing solutions for ad viewability, ad fraud prevention and brand safety. If our platform cannot scale to meet demand, if there are errors in our execution of any of these functions on our platform, or if we experience outages, then there may be consumer dissatisfaction, damage claims, damage to reputation, and our business may be harmed. For example, if we fail to measure campaigns that were previously paid for by advertisers or our technology interferes with the delivery of ads on websites or other proprietary platforms, we could be subject to lawsuits or requests by our customers that we make them whole, which could include costs of media (i.e., the amount such advertiser paid to websites) that outweigh the verification fees or revenues originally gathered from the customer and could result in litigation or damage to our reputation. We may also face material delays in introducing new services, products and enhancements.

Our platform is complex and multifaceted, and operational and performance issues could arise both from the platform itself and from outside factors. Errors, failures, vulnerabilities, or bugs have been found in the past, and may in the future, be found. We also rely on third-party integrations with proprietary platforms, DSPs, ad servers, publishers/websites for our products, and services to perform properly. Additionally, our platform is often used in connection with our customers’ respective technology platforms utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, data delays, errors during upgrades or patches, errors due to manual data entry or processes, discrepancies in costs billed versus costs paid, unanticipated volume overwhelming our databases, server failure, or catastrophic events affecting one or more cloud environments. While we have built redundancies in our systems, full redundancies do not exist. Some failures will shut our platform down completely, others only partially, but a disrupting event could result in prolonged downtime of our operations. Partial failures, which we have experienced in the past, could result in the misapplication of exclusion and inclusion lists to campaigns or a manual error in keyword lists, resulting in misdelivery of ads, which includes ads being viewed in a context the customer did not want them to be displayed or blocking the ads from being placed where the client intends, in each case resulting in unanticipated financial obligations or impact.

Our platform also operates on our data processing equipment that is housed in third-party commercial data centers that we do not control or on servers owned and operated by cloud-based service providers, which may leave us vulnerable to technical issues or outages that we cannot easily control or remedy. Although we generally enter into service level agreements with these parties, we exercise no control over their operations, which makes us vulnerable to any errors, interruptions or delays that they may experience. All of these facilities and systems are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (i) loss of adequate power or cooling and telecommunications failures; (ii) fire, flood, earthquake, hurricane, and other natural disasters; (iii) software and hardware errors, failures, or crashes; (iv) financial insolvency; and (v) computer viruses, malware, hacking, terrorism, and similar disruptive problems. In particular, intentional cyber-attacks present a serious issue because they are difficult to prevent and remediate and can be used to defraud our customers and to steal confidential or proprietary data from us or our customers. These vulnerabilities may increase with the complexity and scope of our systems and their interactions with customers.

Operational and performance issues with our platform could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our platform, increased costs or loss of revenue, loss of the ability to access our platform, loss of competitive position, or claims by customers for losses sustained by them. Alleviating problems resulting from such issues could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which may adversely affect our financial condition and operating results.

If unauthorized access is obtained to user, customer or inventory and third-party provider data, or our platform is compromised, our services may be disrupted or perceived as insecure, and as a result, we may lose existing customers or fail to attract new customers, and we may incur significant reputational harm and legal and financial liabilities.

Our products and services involve the collection, transmission, and storage of significant amounts of data from buy-side and sell-side customers, third-party publishers (e.g., websites and mobile applications), DSP partners, proprietary platforms and third-party data providers, a large volume of which is hosted by third-party service providers. Our services and data could be exposed to unauthorized access due to activities that breach or undermine security measures, including: negligence or malfeasance by internal or external actors; attempts by outside parties to fraudulently induce employees, customers, or vendors to disclose sensitive information in order to gain access to our data; or errors or vulnerabilities in our systems, products or processes or in those of our service providers, customers, and vendors. For example, from time-to-time, we experience cyberattacks of varying degrees and other attempts to obtain unauthorized access to our systems, including to employee mailboxes. We have dedicated and expect to continue to dedicate resources toward security protections that shield data from these activities. However, such measures cannot provide absolute security. Further, we can expect that the deployment of techniques to circumvent our security measures may occur with more frequency and sophistication and may not be recognized until launched against a target. Accordingly, we may be unable to anticipate or detect these techniques or to implement adequate preventative measures and we cannot be certain that we will be able to prevent vulnerabilities in our solutions or address vulnerabilities that we may become aware of in the future.

Finally, while we have developed worldwide incident response teams and dedicated resources to incident response processes, such processes could, among other issues, fail to be adequate or accurately assess the incident severity, not proceed quickly enough, or fail to sufficiently remediate an incident. A breach of our security and/or our failure to respond sufficiently to a security incident could disrupt our services and result in theft, misuse, loss, corruption, or improper use or disclosure of data. This could result in government investigations, enforcement actions, trigger audits by customers and other legal and financial liability, and/or loss of confidence in the availability and security of our products and services, all of which could seriously harm our reputation and brand and impair our ability to attract and retain customers. While our contracts and technical specifications with customers, data providers, vendors, DSPs, and proprietary platforms from importing or otherwise providing IAS with information that would allow us to directly identify individuals, if one or more of these parties provided such information in violation of our policies and our systems are breached, we could be subject to contractual breach and indemnification claims from other parties. In addition, our products and services rely on the collection, transmission, and storage of data that may be considered personal information under certain applicable laws related to data privacy (e.g., IP addresses), which could result in similar breach and indemnity claims, as well as liabilities under such laws, if our systems are breached. There can be no assurance that any limitations of liability provisions in our contracts for a security breach would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition, and operating results.

Cyberattacks could also compromise our own trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could negatively affect our business, reputation, and our competitive advantage.

Our inability to use software licensed from third parties, or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business.

Our technology platform and internal systems incorporate software licensed from third parties, including some software, known as open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our technology offering to our customers. Moreover, we cannot ensure that we have not incorporated additional open source software in our products in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. In the future, we could be required to seek licenses from third parties in order to continue offering our solutions, which licenses may not be available on terms that are acceptable to us, or at all. Claims related to our use of open source software could also result in litigation, require us to purchase costly licenses or require us to devote additional research and development resources to change the software underlying our solutions, any of which would have a negative effect on our business, financial condition, and operating results and may not be possible in a timely manner. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to injunctions enjoining us from the sale of our solutions that contain open source software.

Alternatively, we may need to re-engineer our offering or discontinue using portions of the functionality provided by our technology. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable terms, such as by precluding us from charging license fees, requiring us to disclose our source code, or requiring us to license certain of our own proprietary source code under the terms of the applicable open source license. Any such restriction on the use of our own software, or our inability to use open source or third-party software, could result in disruptions to our business or operations, or delays in our development of future offerings or enhancements of our existing platform, which could impair our business.

If the non-proprietary technology, software, products and services that we use are unavailable, become subject to future license or other terms we cannot agree to, or do not perform as we expect, our business, financial condition and results of operations could be harmed.

We depend on various technology, software, products, and services from third parties or available as open source, including cloud partners, including AWS, and integration frameworks (e.g., APIs technology, some of which are critical to the features and functionality of our platform and solutions. For example, in 2019 we licensed a text analysis platform pursuant to a 30-year license agreement under which the licensor must also provide at least 10 years of support services. This text analysis platform is critical to our business operations and the loss or limitation of the license or support services under this license agreement could adversely impact our business operations. In order for customers to effectively leverage the reach and opportunity presented by consumers’ shift to digital means in ways they desire and otherwise optimize and verify campaigns, our platform must have access to data to provide us with a comprehensive view of digital ad transactions across numerous types of inventory in order to measure data and allow for the verification of the ads. Identifying, negotiating, complying with, and integrating with third-party terms and technology are complex, costly, and time-consuming matters.

In addition, in the future we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. Other companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us on reasonable pricing terms or at all. If we are unable to enter into the necessary licenses on acceptable terms or at all, it could adversely impact our business, financial condition, and results of operations.

Failure by third-party providers to maintain, support, or secure their technology either generally or for our account specifically, or downtime, errors, or defects in their products or services, could adversely impact our platform, our administrative obligations, or other areas of our business. Having to replace any third-party providers or their technology, products or services could result in outages or difficulties in our ability to provide our services and we may not be able to have replacements for the third-party services or products on economically beneficial terms or within a reasonable timeframe. We also may not be able to create replacement features in-house within a timely and cost-efficient manner. If we are unsuccessful in establishing or maintaining our relationships with our third-party providers or otherwise need to replace them, internal resources may need to be diverted and our business, financial condition and results of operations could be harmed. If we fail to integrate our platform with new third-party applications and platforms that our customers use for marketing, campaign management, sales, or services purposes, or fail to renew existing relationships pursuant to which we currently provide such integration, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate new revenue or maintain existing revenue and adversely impact our business.

We may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary rights, which would result in additional expense and potential damages.

There is significant patent and other intellectual property development activity in the digital marketing industry. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our offerings. Our success depends on the continual development of our platform. From time to time, we may receive claims from third parties that our platform and underlying technology infringe, misappropriate, or violate such third parties’ intellectual property rights. To the extent we gain greater public recognition, these types of suits may occur more frequently, and we may face a higher risk of being the subject of intellectual property claims. The cost of defending against such claims, whether or not the claims have merit, is significant, regardless of whether we are successful in our defense. Defending against such claims could divert the attention of management, technical personnel and other employees from our business operations. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. In addition, during the course of litigation there could be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and platform capabilities, impair the functionality of our products and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. Any of the foregoing could adversely impact our business, financial, condition and results of operations.

If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the applicable licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from enabling certain features and functionality into our products and services, selling our products and services, or inhibit our ability to commercialize future solutions. In addition, our rights to certain technologies, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could adversely impact our business, financial condition and results of operations.

Additionally, we have obligations to indemnify certain of our customers or inventory and data suppliers in connection with certain intellectual property claims. If we are found to infringe, misappropriate or otherwise violate these rights, we could potentially be required to cease utilizing portions of our platform and we may be prohibited from developing, commercializing, or continuing to provide some or all of our offering unless we obtain licenses from, and pay royalties to, the holders of the intellectual property. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. Additionally, we could be required to pay royalty payments, either as a one-time fee or ongoing, as well as damages for past use that was deemed to be infringing. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit or terminate our service and may be unable to compete effectively. Finally, we may suffer harm to our reputation, and customers, potential customers and others may avoid working with us. Any of these results could harm our business.

We may be unable to obtain, maintain, protect or enforce intellectual property and proprietary rights that are important to our business, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and harming our business.

We rely upon a combination of trade secrets, confidentiality agreements, non-disclosure agreements, assignment of invention agreements, and additional contractual restrictions on disclosure and use as well as trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights. These laws, agreements, procedures, and restrictions provide only limited protection. We currently have Channel Science, IAS, IAS (logo), Integral, Integral Ad Science, Quality Impressions, Total Visibility, and TRAQ, among others, and variants and other marks registered as trademarks or pending registration in the U.S. and certain foreign countries. We also rely on copyright laws to protect computer programs related to our platform and our proprietary technologies, although to date we have not registered our copyrights. We have registered numerous internet domain names in the U.S. and certain foreign countries related to our business.

We endeavor to enter into agreements with our employees and contractors in order to limit access to and disclosure of our proprietary information, as well as to assign all intellectual property rights developed for us. However, we may not execute agreements with every party who has access to our confidential information or contributes to the development of our intellectual property and a counterparty to such agreements may not comply herewith. Accordingly, we may become subject to disputes with such individuals regarding the ownership of intellectual property that we consider to be ours. Protecting our intellectual property is a challenge, especially after our employees or our contractors end their relationships with us, and, in some cases, decide to work for our competitors. Our contracts with our employees and contractors that relate to intellectual property issues generally restrict the use of our confidential information solely in connection with our products and services, and strictly prohibit reverse engineering. However, reverse engineering our software and data or the theft or misuse of our proprietary information could still occur by employees or other third parties who have access to our technology. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without our knowledge or adequate remedies.

Historically, we have prioritized keeping our technology architecture, trade secrets, and engineering roadmap private and, have not patented the majority of our proprietary technology. As a result, we cannot look to patent enforcement rights to protect much of our proprietary technology. However, we have obtained over 20 patents on our proprietary technology and also have over 20 pending patent applications, all in the United States. We may not be able to obtain any further patents, and our pending applications may not result in the issuance of patents. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining and maintaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. However, effective protection of our intellectual property rights may require additional filings and applications in the future. Pending and future applications may not be approved, and any of our existing or future patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation. Additionally, patent rights in the U.S. have switched from the former “first-to-invent” system to a “first-to-file” system, which may favor larger competitors that have the resources to file more patent applications. Furthermore, our existing patents and any patents issued in the future may give rise to ownership claims or to claims for the payment of additional remuneration of fair price by persons having participated in the creation of the inventions. If we are unable to obtain, maintain, protect, and enforce our intellectual property and proprietary rights, it could have a material adverse effect on our business, operating results, and financial condition.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Third parties, including our competitors, may infringe, misappropriate or otherwise violate our intellectual property rights. Policing unauthorized use of our technology is difficult and we may not detect all such use. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the U.S., and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. If we are unable to protect our proprietary rights (including in particular, the proprietary aspects of our platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time, and effort to create and protect their intellectual property.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation we bring to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated, cancelled, or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation.

We may become subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. In addition, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our solutions. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could adversely impact our business, financial condition and results of operations.

Risks Related to Laws and Regulation

Privacy and data protection laws and regulation on digital advertising may cause us to incur additional or unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our platform or business model, which may have a material adverse effect on our business.

Information relating to individuals and their devices (sometimes called “personal information” or “personal data”) is regulated under a wide variety of local, state, national, and international laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer (including transfer across national boundaries), and other processing of such data. We typically collect and store IP addresses, but may inadvertently be passed and may in the future start to intentionally collect other device identifiers (such as unique cookie identifiers and mobile application identifiers), which are or may be considered personal data or personal information in some jurisdictions or otherwise may be the subject of regulation.

Recently, the State of California adopted a law broadly regulating businesses’ processing of personal information, the CCPA, which went into effect January 1, 2020. The CCPA’s definition of “personal information” is broad enough to include online identifiers provided by individuals’ devices, applications, and protocols (such as IP addresses, mobile application identifiers, and unique cookie identifiers) and individuals’ location data, if there is potential that individuals can be identified by such data. The CCPA establishes a new privacy framework for covered businesses by, among other requirements, establishing new data privacy rights for consumers in the State of California (including rights to deletion of and access to personal information), imposing special rules on the collection of consumer data from minors, creating new notice obligations and new limits on the “sale” of personal information (interpreted by some to include common advertising practices), and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. The CCPA also offers the possibility to a consumer to recover statutory damages for certain violations and could open the door more broadly to additional risks of individual and class-action lawsuits even though the statute’s private right of action is limited in scope.

The California Attorney General has proposed regulations implementing the CCPA that could impose further limitations. Although we have attempted to mitigate certain risks posed by the CCPA through contractual and platform changes, we cannot predict the timing or outcome of the California Attorney General’s rulemaking or the effect of the CCPA and its implementing regulations on our business. Responding to requirements under the CCPA and the proposed regulations will continue to affect our operations (and those of our industry partners). Moreover, the California Privacy Rights Act (“CPRA”), was approved by California voters in the election on November 3, 2020. The CPRA, which becomes effective on January 1, 2023, will significantly modify and expand the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.

Laws governing the processing of personal data in Europe (including the E.U. and European Economic Area (“EEA”), and the countries of Iceland, Liechtenstein, and Norway) also continue to impact us. The GDPR, which applies to us, came into effect on May 25, 2018. Like the CCPA, the GDPR defines “personal data” broadly, and it enhances data protection obligations for controllers of such data and for service providers processing the data. It also provides certain rights, such as access and deletion, to the individuals about whom the personal data relates. The digital advertising industry has collaborated to create a user-facing framework for establishing and managing legal bases under the GDPR and other E.U. privacy laws including ePrivacy (discussed below). Although the framework is actively in use, we cannot predict its effectiveness over the long term. European regulators have questioned its viability and activists have filed complaints with regulators of alleged non-compliance by specific companies that employ the framework. Non-compliance with the GDPR can trigger steep fines of up to the greater of €20 million or 4% of total worldwide annual revenue. Continuing to maintain compliance with the GDPR’s requirements requires significant time, resources, and expense, as will the effort to monitor whether additional changes to our business practices and our backend configuration are needed, all of which may increase operating costs, or limit our ability to operate or expand our business. These existing and proposed laws, regulations, and industry standards can be costly to comply with and can delay or impede the development of new solutions, result in negative publicity and reputational harm, increase our operating costs, require significant management time and attention, increase our risk of non-compliance, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Regulatory investigations and enforcement actions could also impact us. In the U.S., the Federal Trade Commission (the “ FTC”), uses its enforcement powers under Section 5 of the Federal Trade Commission Act (which prohibits “unfair” and “deceptive” trade practices) to investigate companies engaging in online tracking. Advocacy organizations have also filed complaints with data protection authorities against advertising technology companies, arguing that certain of these companies’ practices do not comply with the GDPR. We cannot avoid the possibility that one of these investigations or enforcement actions will involve our practices. Further, our legal risk depends in part on our customers’ or other third parties’ adherence to privacy laws and regulations and their use of our services in ways consistent with end consumer expectations. We rely on representations made to us by customers that they will comply with all applicable laws, including all relevant privacy and data protection regulations. Although we make reasonable efforts to enforce such representations and contractual requirements, we do not fully audit our customers’ compliance with our recommended disclosures or their adherence to privacy laws and regulations. If our customers fail to adhere to our expectations or contracts in this regard, we and our customers could be subject to adverse publicity, damages, and related possible investigation or other regulatory activity.

Adapting our business to the CCPA, the CPRA, their corresponding implementing regulations and to the enhanced privacy obligations in the E.U. and elsewhere could continue to involve substantial expense and may cause us to divert resources from other aspects of our operations, all of which may adversely affect our business. Further, adaptation of the digital advertising marketplace requires increasingly significant collaboration between participants in the market, such as publishers and advertisers. Failure of the industry to adapt to changes required for operating under laws including the CCPA, CPRA and the GDPR and user response to such changes could negatively impact inventory, data, and demand. We cannot control or predict the pace or effectiveness of such adaptation, and we cannot currently predict the impact such changes may have on our business.

Finally, because the interpretation and application of many privacy and data protection laws (including the GDPR), commercial frameworks, and standards are uncertain, it is possible that these laws, frameworks, and standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits, breach of contract claims, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and security or data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.

Concerns regarding data privacy and security relating to our industry’s technology and practices, and perceived failure to comply with laws and industry self-regulation, could damage our reputation and deter current and potential customers from using our products and services.

Public perception regarding data protection and privacy are significant in the digital advertising ecosystem. Any perception of our practices, products, or services as a violation of individual privacy rights may subject us to public criticism, loss of customers, partners, or vendors, class action lawsuits, reputational harm, or investigations or claims by regulators, industry groups or other third parties, all of which could significantly disrupt our business and expose us to increased liability. Concerns about industry practices with regard to the collection, use, and disclosure of personal information, whether or not valid and whether driven by applicable laws and regulations, industry standards, customer or inventory provider expectations, or the broader public, may harm our reputation, result in loss of goodwill, and inhibit use of our platform by current and future customers. For example, perception that our practices involve an invasion of privacy, whether or not such practices are consistent with current or future laws, regulations, or industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability. Data protection laws around the world often take a principled, risk-based approach to information security and require “reasonable”, “appropriate” or “adequate” technical and organizational security measures, meaning that the interpretation and application of those laws are often uncertain and evolving, and there can be no assurance that our security measures will be deemed adequate or reasonable in all instances. Moreover, even security measures that are deemed appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to protect the information we maintain and may still be viewed negatively by current and potential customers.

Separately, we cannot anticipate unique client certifications or contractual requirements related to security practices, the processing of personal information or of customer confidential information, which could cause us to lose or not obtain new business if we do not have such certifications or meet contractual requirements.

Operating in multiple countries requires us to comply with different legal and regulatory requirements.

Our international operations subject us to laws and regulations of multiple jurisdictions, as well as U.S. laws governing international operations, which are often evolving and sometimes conflict. For example, the Foreign Corrupt Practices Act (“FCPA”), and comparable foreign laws and regulations (including the U.K. Bribery Act) prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Some of the countries into which we are, or potentially may, expand score unfavorably on the Corruption Perceptions Index (the “CPI”), of the Transparency International. Other laws and regulations prohibit bribery of private parties and other forms of corruption. Furthermore, we are subject to various U.S. export control and trade and economic sanctions laws and regulations, including the U.S. Export Administration Regulations and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Trade Controls”). Trade Controls may prohibit the shipment of specified products and services to certain countries, governments, and persons. Complying with Trade Controls may also be time-consuming and may result in the delay or loss of opportunities. Some regulations also prevent us from engaging with certain individuals or any companies affiliated with these individuals. As we expand our international operations, we will be subject to increased risk of unauthorized payment or offers of payment or other inappropriate conduct by one of our employees, consultants, agents, or other contractors, including by persons engaged or employed by a business we acquire, as well as increased risk of prohibited dealings with certain countries, governments and persons. Any of these could result in violation by us of various laws, including the FCPA and Trade Controls. While we anticipate implementing safeguards to discourage these practices prior to this offering, such safeguards may prove to be ineffective. Any violations of the FCPA, Trade Controls and other similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice, and foreign regulators and could also harm our reputation. Other laws applicable to our international business include local employment, tax, privacy, data security, and intellectual property protection laws and regulations, including restrictions on movement of information about individuals beyond national borders. In particular, as explained in more detail elsewhere in this prospectus, the GDPR imposes substantial compliance obligations and increases the risks associated with collection and processing of personal data. In some cases, our customers and partners operating in non-U.S. markets may impose additional requirements on our non-U.S. business in efforts to comply with their interpretation of their own or our legal obligations. These requirements may differ significantly from the requirements applicable to our business in the U.S. and may require engineering, infrastructure and other costly resources to accommodate, and may result in decreased operational efficiencies and performance. As these laws continue to evolve and we expand to more jurisdictions or acquire new businesses, compliance will become more complex and expensive, and the risk of non-compliance will increase. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, and violation of these laws or regulations may interfere with our ability to offer our solution competitively in one or more countries, expose us or our employees to fines and penalties, and result in the limitation or prohibition of our conduct of business. In addition, we have recently received numerous inquiries from foreign regulators, including in Australia and the U.K., asking for information about digital advertising generally, programmatic advertising, and the influence of dominant corporations in the digital advertising ecosystem, such as Google and Facebook. These investigations are costly and time consuming to respond to and divert management attention.

Uncertainty caused by lack of uniformity among laws to which we are or may become subject and instability in the global legal landscape may cause us to incur additional or unexpected costs and legal risk, increase our risk of reputational harm, or cause us to change our platform or business model.

We cannot predict the future of the regulatory landscape regarding the protection of personal information. U.S. (state, federal and local) and foreign governments are considering enacting additional legislation related to privacy and data protection and we expect to see an increase in, or changes to, legislation and regulation in this area. There are numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure, retention, and protection of personal information and other content, the scope of which is rapidly changing, subject to differing interpretations and may be inconsistent among countries and states, or conflict with other rules. For example, in the U.S., a federal privacy law is the subject of active discussion and several bills have been introduced. Additionally, industry groups in the U.S. and their international counterparts have self-regulatory guidelines that are subject to periodic updates to which we have agreed to adhere. High profile incidents involving breaches of personal information or misuse of consumer information may increase the likelihood of new U.S. federal, state, or international laws or regulations in addition to those set out above, and such laws and regulations may be inconsistent across jurisdictions. While we have adopted a risk-based approach to minimize our impact from noncompliance, with the proliferation of these regulations, both here in the U.S. and international, there can be no assurances that we will maintain full compliance. We have implemented various features intended to enable our customers to better protect end consumer privacy, but these measures may not alleviate all potential privacy concerns and threats. Even the perception of privacy concerns, whether or not valid, may inhibit use of our platform. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. The costs of compliance with, and other burdens imposed by these groups’ policies and actions may limit the use and adoption of our platform and reduce overall demand for it, or lead to significant fines, penalties, or liabilities for any noncompliance or loss of any such action. We are also subject to the terms of our privacy policies and contractual obligations to third parties related to privacy, data protection, and information security.

Changes in data residency and cross-border transfer restrictions also impact our operations. For the transfer of personal data from the E.U. to the U.S., we rely upon standard contractual clauses (“SCCs”). SCCs and other mechanisms available to us to validate the transfer of data from the E.U. to the U.S. continue to face criticism from privacy advocates and legal challenges in E.U. courts and may need to be updated or replaced as amended to legitimize the transfer of personal information from the E.U. to the U.S. If successful challenges leave us with no reasonable option for the lawful cross-border transfer of personal data, and if we nonetheless continue to transfer personal data from the E.U. to the U.S., that could lead to governmental enforcement actions, litigation, fines, and penalties or adverse publicity, which could have an adverse effect on our reputation and business or cause us to need to establish systems to maintain certain data in the E.U., which may involve substantial expense and cause us to divert resources from other aspects of our operations, all of which may adversely affect our business. Other jurisdictions have adopted or are considering cross-border or data residency restrictions, which could reduce the amount of data we can collect or process and, as a result, significantly impact our business. It remains unclear how the recent withdrawal of the U.K. from the E.U., referred to as Brexit, will affect cross-border data flows, regulators’ jurisdiction over our business, and other matters related to how we do business and how we comply with applicable data protection laws. Although we will apply the guidance from the Department of Commerce regarding post-Brexit data transfers from the U.K. through Privacy Shield, it remains uncertain whether other methods of transfer will have to be implemented. Accordingly, we cannot predict the additional expense, impact on revenue, or other business impact that may stem from Brexit.

Additionally, as the digital marketing industry evolves and new ways of collecting, combining and using data are created, governments may enact legislation in response to technological advancements and changes that could result in our having to re-design features or functions of our platform, therefore incurring unexpected compliance costs.

These laws and other obligations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our platform. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our products, which could have an adverse effect on our business. For example, jurisdictions may require data localization and reconfiguring of our infrastructure, which would create costs and create inefficiencies. If we are required to silo data (and are limited in leveraging all the data collected across all customers in all locations), our solutions may be not as effective or accurate. Additionally, we may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. All of this could impair our or our customers’ ability to collect, use, or disclose information relating to consumers, which could decrease demand for our platform, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue.

We are subject to taxation in multiple jurisdictions. Any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material and adverse effect on our business, financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate entity structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. For example, many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge whether our related party transfer pricing policies are at arm’s length and, as a consequence, challenge our tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties, fines, and interest related thereto, which may have a significant impact on our effective tax rate, results of operations, and future cash flows.

Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material and adverse effect on our business, financial condition or results of operations. Changes in tax laws, such as tax reform in the U.S. or changes in tax laws resulting from the Organization for Economic Co-operation and Development’s multi-jurisdictional plan of action to address “base erosion and profit shifting,” could impact our effective tax rate. In addition, the tax authorities in any applicable jurisdiction, including the U.S., may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities, including U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material and adverse effect on our business, financial condition, or results of operations.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

In certain cases, we have concluded that we do not need to collect sales and use, value added and similar taxes in jurisdictions in which we have sales. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our financial condition and results of operations.

Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Our overall effective rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction might not be useable to offset profits in other jurisdictions, which may cause an increase in our effective tax rate. Changes in statutory tax rates and laws, as well as audits by domestic and international authorities, could affect the amount of income taxes and other taxes paid by us. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate.

Risks Related to Being a Public Company

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses in a timely manner, if we identify additional material weaknesses or fail to design and maintain effective internal control over financial reporting, our ability to accurately report our financial condition and results of operations on a timely basis or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence and, as a result, the value of our common stock.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses:

a.	The Company did not design policies to maintain evidence of the operation of key control procedures, nor were monitoring controls evidenced at a sufficient level to provide the appropriate oversight of activities related to our internal control over financial reporting. Additionally, we did not design and maintain controls to ensure (i) the appropriate segregation of duties in the operation of manual controls and (ii) account reconciliations, journal entries, and balance sheet and income statement fluctuation analyses were reviewed at the appropriate level of precision.

b.	The Company did not design and maintain effective controls over information technology, or IT, general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain:

(i)

program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately,

(ii)	user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel,

(iii)	computer operations to ensure that critical batch jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored, and

(iv)	testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements for financially relevant IT systems.

These deficiencies described above did not result in a misstatement to our annual consolidated financial statements. However, each of the material weaknesses described above, if not remediated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) and result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

We will take certain measures to remediate these material weaknesses, including:

•	Formalizing the company’s accounting policies with respect to maintaining evidence in the operation of control procedures

•

Improving our control framework to include both the appropriate segregation of duties and definition around the appropriate levels of precision for controls, including account reconciliations, journal entries, and balance sheet and income statement fluctuation analyses

•

Designing and documenting the execution of IT general controls for systems and applications impacting internal control over financial reporting, specifically related to user access, change management, computer operations, and program development controls.

We have begun to implement accounting policies with respect to maintaining evidence in the operation of control procedures and also begun to implement appropriate segregation of duties in the operation of manual controls. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described in the bullet points above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could potentially go beyond December 31, 2022. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.

We cannot assure that the measures we have taken to date, and that we plan to take, will be sufficient to remediate the material weaknesses we have identified or to avoid additional material weaknesses in future periods. If the measures taken do not remediate the material weaknesses in a timely manner, a reasonable possibility will remain that these or other control deficiencies could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

Starting with our second Form 10-K, and subject to our status as an emerging growth company, management may be required to issue a report on our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2018, or five years of Selected Consolidated Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. Our financial statements may not be comparable to companies that comply with public company effective dates because of this election.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur incremental legal, governance, accounting, and other expenses. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act, the listing requirements of the NASDAQ and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations. If our internal control over financial reporting is not effective, it may adversely affect investor confidence in us and the price of our common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting.

Our platform system applications are complex, multi-faceted and include applications that are highly customized in order to serve and support our customers, advertising inventory and data suppliers, as well as support our financial reporting obligations. We regularly make improvements to our platform to maintain and enhance our competitive position. In the future, we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems. These factors require us to develop and maintain our internal controls, processes, and reporting systems, and we expect to incur ongoing costs in this effort. We may not be successful in developing and maintaining effective internal controls, and any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules, and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success and our ability to maintain and grow the IAS product portfolio depends in part on our ability to identify, attract, integrate, and retain highly skilled technical, managerial, sales, and other personnel, including top technical talent from the industry. We face intense competition for qualified individuals from numerous other companies, including other companies in the digital ad ecosystem, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture.

In addition, as we move into new geographies, we will need to attract and recruit skilled personnel in those areas. Specifically, as our operations in India grow substantially, we may have difficulty finding and retaining software engineers in India. There is intense competition in India for skilled technical professionals, and we expect such competition to increase. As a result, we may be unable to cost-effectively retain our current employee base in India or hire additional new talent.

Failure to attract sufficiently skilled engineers in India will have a materially adverse effect on our growth plans. We generally may face challenges in attracting, integrating, and retaining international employees. If we are unable to attract, integrate, and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Risks Relating to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of March 31, 2021, we had total current and long-term indebtedness of $355.9 million under our Term Loan Facility, pursuant to the Credit Agreement, no amounts outstanding under our Revolving Credit Facility, and no outstanding letters of credit. In addition, as of March 31, 2021, we had $25 million of additional borrowing capacity under our Revolving Credit Facility. All obligations under the Credit Agreement are secured by first-priority perfected security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Agreement have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions, and results of operations. Further, our Credit Agreement contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Term Loan Facility is also subject to mandatory prepayments in certain circumstances, including a requirement to make a prepayment with a certain percentage of our excess cash flow. This excess cash flow payment, and other future required prepayments, will reduce our cash available for investment in our business.

Interest rates under the Credit Agreement are based partly on the London interbank offered rate (“LIBOR”) the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Further, we may need to renegotiate our agreements or any other borrowings that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements, and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry, and competitive conditions and to certain financial, business, economic, and other factors beyond our control.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing documents governing our Credit Agreement contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

The financing documents governing our Credit Agreement permits us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our Credit Agreement does not restrict our Sponsor from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our Credit Agreement. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry, and competitive conditions and by financial, business, and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Agreement includes certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Term Loan Facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Term Loan Facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

•	prepay, redeem, or repurchase certain indebtedness;

•	make loans and investments;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability of our subsidiaries to pay dividends; and

•	consolidate, merge, or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.

The restrictive covenants in the financing documents governing our Credit Agreement require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the financing documents governing our Credit Agreement could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic;

•	business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

The phase-out of the LIBOR, or the replacement of LIBOR with a different reference rate, may adversely affect interest rates.

Borrowings under our Credit Agreement bear interest at rates determined using LIBOR, the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Further, we may need to renegotiate our Credit Agreement to replace LIBOR with the new standard that is established.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales, and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, our Term Loan Facility also limits our ability to incur additional debt and therefore we likely would have to amend our Term Loan Facility or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

Risks Related to Ownership of Our Common Stock and This Offering

Vista controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, Vista will beneficially own approximately                 % of our common stock, or                % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power held after the offering, Vista will control the vote of all matters submitted to a vote of our board of directors, or our Board, or shareholders, which will enable it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws will provide that Vista will have the right to designate the Chairman of the Board for so long as Vista beneficially owns at least                % or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when Vista ceases to own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant portion of our stock, Vista will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to own a significant percentage of our stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with Vista that provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of this offering; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of this offering. The Director Nomination Agreement will also provide that Vista may assign such right to a Vista affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Vista and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on the NASDAQ, we will be a “controlled company” within the meaning of the rules of the NASDAQ and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the Vista Funds will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                .

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have been approved to list our common stock on the NASDAQ under the symbol “IAS,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to Vista’s beneficial ownership of                 % of our common stock after this offering (or                %, if the underwriters exercise in full their option to purchase additional shares), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which Vista beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock — Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our certificate of incorporation will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock — Exclusive Forum”. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $                per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed                % of the aggregate price paid by all purchasers of our common stock but will own only approximately                % of our common stock outstanding after this offering. See “Dilution” for more detail.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                outstanding shares of common stock based on the number of shares outstanding as of March 31, 2021. This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Morgan Stanley & Co. LLC on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Agreement. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	the adverse effect our business, operating results, financial condition, and prospects from the events of the current COVID-19 pandemic and related economic downturns;

•	our dependence on the overall demand for advertising;

•	a failure to innovate or make the right investment decisions may hurt customer growth or retention;

•	our failure to maintain or achieve industry accreditation standards may hurt customer acceptance of our products;

•	our ability to compete successfully with our current or future competitors in an intensely competitive market;

•	our dependence on integrations with advertising platforms, DSPs, and proprietary platforms that we do not control;

•	our international expansion may expose us to additional unforeseen risks;

•	our ability to expand into new channels;

•	our ability to sustain our profitability, and our revenue growth rate may decline;

•	risks that our customers do not pay or choose to dispute their invoices;

•	risks of material changes to revenue share agreements with certain DSPs;

•	our ability to effectively manage our growth;

•	the impact that any future acquisitions, strategic investments, or alliances may have on our business, financial condition, and results of operations;

•	our ability to successfully execute our international plans;

•	the risks associated with the seasonality of our market;

•	our ability to maintain high impression volumes;

•	the difficulty in evaluating our future prospects given our short operating history;

•	uncertainty in how the market for buying digital advertising verification solutions will evolve;

•	our ability to provide digital or cross-platform analytics;.

•	our ability to maintain our corporate culture;

•	risks posed by earthquakes, fires, floods, and other natural catastrophic events;

•	interruption by man-made problems such as terrorism, computer viruses, or social disruption;

•	the risk of failures in the systems and infrastructure supporting our solutions and operations;

•	our ability to avoid operational, technical, and performance issues with our platform;

•	risks associated with any unauthorized access to user, customer, or inventory and third-party provider data;

•	our inability to use software licensed from third parties;

•	our ability to provide the non-proprietary technology, software, products, and services that we use;

•	the risk that we are sued by third parties for alleged infringement, misappropriation, or other violation of their proprietary rights;

•	our ability to obtain, maintain, protect, or enforce intellectual property and proprietary rights that are important to our business;.

•	our involvement in lawsuits to protect or enforce our intellectual property;

•	risks that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers;

•	risks that our trademarks and trade names are not adequately protected;

•	the impact of unforeseen changes to privacy and data protection laws and regulation on digital advertising;

•	the risk that a perceived failure to comply with laws and industry self-regulation may damage our reputation; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets, and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own internal estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified this third-party information. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates, and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	eMarketer, Global Digital Ad Spending Update Q2 2020 (July 2020)

•	Comscore, 2019 Global State of Mobile Report (December 2019)

•	eMarketer, US Mobile Time Spent (June 2020)

•	Statista, Digital Advertising Worldwide market outlook (October 2020)

•	Pew Research Center, smartphone ownership in the US (June 2019)

•	eMarketer, Worldwide Ad Spending, eMarketer’s Updated Estimates and Forecast for 2015-2020 (October 2016)

•	eMarketer, US Time Spent with Media 2020 (April 2020)

•	eMarketer, US Connected TV Advertising 2020 (November 2020)

•	eMarketer, Digital Ad Fraud 2019 (February 2019)

•	CMO Council / Dow Jones – Study (September 2017)

•	Marketingdive.com – Study (July 2018)

•	YouTube for Press (www.blog.youtube/press as of February 2021)

•	Facebook, Inc., Q1 2019 Earnings Call (April 2019)

•	eMarketer, US Programmatic Digital Display Advertising Outlook 2021 (January 2021)

•	eMarketer, US Digital Display Advertising Is Weathering the Storm (August 2020)

•	Juniper Research, Future Digital Advertising: Artificial Intelligence & Advertising Fraud 2019-2023 (May 2019)

Information contained on or accessible through the websites referenced above is not a part of this prospectus and the inclusion of the website addresses referenced above in this prospectus are inactive textual references only.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $                million (or approximately $                 million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $                 million of the net proceeds of this offering (or $                million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay outstanding borrowings under our Credit Agreement and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than repayment of indebtedness under our Credit Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $                 million, assuming that the assumed initial public offering price per share for the offering remains at $                , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Borrowings under the Credit Agreement bear interest at a rate per annum, at the borrower’s option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBOR for a one month interest period on such day plus 1.00% and (b) for eurodollar borrowings, the Adjusted LIBOR determined by the greater of (i) the LIBOR for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%.

The applicable margin for borrowings under the Credit Agreement is (a) for alternate base rate borrowings, (i) 5.00% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 4.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 4.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00 and (b) for eurodollar borrowings, (i) 6.00% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 5.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 5.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00. The total leverage ratio is determined in accordance with the terms of the Credit Agreement. In prior periods, there was an additional Paid in Kind (“PIK”) interest payment equal to 1.25%; however, the payment of such interest is not currently in effect pursuant to the terms of the Credit Agreement.

The contract interest rate on the Term Loan Facility was 7.0% per annum as of March 31, 2021. The Term Loan Facility does not require periodic principal payments.

As of March 31, 2021, the interest rate for the Revolving Credit Facility was 7.0% per annum. As of March 31, 2021, the Company did not have any amounts outstanding on the Revolving Credit Facility. The borrower is also required to pay a commitment fee on the average daily undrawn portion of the Revolving Credit Facility of 0.375%-0.50% per annum (varying based on the leverage ratio tiers applicable to the applicable margin as described above), a letter of credit fronting fee of 0.125% per annum and a letter of credit participation fee equal to the applicable margin for eurodollar revolving loans on the actual daily amount of the letter of credit exposure.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. Additionally, our Credit Agreement place restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us. See the section titled “Description of Indebtedness.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of March 31, 2021, as follows:

•	of Integral Ad Science Holding LLC on an actual basis;

•	of Integral Ad Science Holding Corp. on an as adjusted basis, after giving effect to the Corporate Conversion; and

•

of Integral Ad Science Holding Corp. on a pro forma as adjusted basis, after giving effect to the Corporate Conversion and our sale of                 shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corporate Conversion” included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands except per share amounts)	Actual	As Adjusted for the Corporate Conversion	Pro Forma As Adjusted for the Corporate Conversion and the Offering
Cash and Cash equivalents	$50,751	$	$

Total debt, including current portion(1):
Revolving credit facility(2)	—
Term loan facility	351,780

Total long-term debt	$351,780
Members’ / shareholders’ equity:
Members’ capital, $1,000 par value, 608,695 authorized and 553,454 units issued and outstanding; no units authorized, issued or outstanding pro forma and as adjusted as adjusted	553,304
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized and no shares issued or outstanding, as adjusted and pro forma as adjusted(3)

Common stock, no shares issued and outstanding, actual; 500,000,000 shares authorized,                 shares issued and outstanding, as adjusted; 500,000,000 shares authorized,                 shares issued and outstanding, pro forma as adjusted(3)

Additional paid-in capital	—
Accumulated other comprehensive income	2,619
Accumulated deficit	(130,322)

Total members’ / shareholders’ equity	425,601

Total capitalization	$777,381	$	$

(1)	Net of debt issuance costs of $4.2 million.
(2)	As of March 31, 2021, we had $0 outstanding under the revolving credit facility and had $25.0 million in undrawn capacity (after giving effect to $0 million of outstanding letters of credit).

(3)	As adjusted to reflect the conversion of our outstanding members’ units into shares of our common stock in conjunction with the Corporate Conversion.

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on pro forma as adjusted basis by approximately $                million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization on pro forma as adjusted basis by approximately $                million, based on an assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on                shares of our common stock outstanding as of March 31, 2021 and excludes                million shares of common stock reserved for future issuance under the 2021 Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2021, we had a pro forma as adjusted net tangible book value of $                million, or $                per share of common stock. Pro forma as adjusted net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock after giving effect to the Corporate Conversion.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $                million of outstanding borrowings under our Credit Agreement as set forth under “Use of Proceeds,” at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $                million, or $                per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $                per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical pro forma adjusted net tangible book value per share as of March 31, 2021	$
Increase in pro forma as adjusted net tangible book value per share attributable to the investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to the investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $                , and would increase or decrease the dilution per share to the investors in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $                and would increase or decrease dilution per share to investors in this offering by                 , assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $                , and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $                .

The following table presents, on a pro forma as adjusted basis as described above, as of March 31, 2021, after giving effect to (i) the completion of the Corporate Conversion prior to the completion of this offering and (ii) the differences between our existing shareholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing Shareholders			%	$		%	$
New Investors
Total			%	$		%	$

A $1.00 increase or in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $                million and increase or decrease the percent of total consideration paid by new investors by                %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own                % and our new investors would own                % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on                shares of our common stock outstanding as of March 31, 2021 after giving effect to the Corporate Conversion, and excludes                 million shares of common stock reserved for future issuance under the 2021 Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2019 and December 31, 2020, the selected consolidated statement of cash flows data for the years ended December 31, 2019 and December 31, 2020 and the selected consolidated balance sheet data as of December 31, 2019 and December 31, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statements of operations and comprehensive loss data and selected consolidated statement of cash flows data for the three months ended March 31, 2020 and 2021, and the selected consolidated balance sheet data as of March 31, 2020 and 2021 are derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

(in thousands, except unit, per unit, Net Loss Margin and Adjusted EBITDA margin)	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Consolidated Statement of Operations and Comprehensive Loss:
Revenue	$213,486	$240,633	$54,042	$66,952
Operating expenses:
Cost of revenue (excluding depreciation and amortization shown below)	33,107	40,506	9,155	11,420
Sales and marketing	71,300	66,022	18,370	16,545
Technology and development	40,403	48,991	12,336	12,769
General and administrative	32,135	33,286	7,640	8,547
Depreciation and amortization	70,327	65,708	16,338	14,395

Total operating expenses	247,272	254,513	63,839	63,676

Operating (loss) income	(33,786)	(13,880)	(9,797)	3,276
Interest expense, net	(32,994)	(31,570)	(8,258)	(6,960)

Net loss before benefit from income taxes	(66,780)	(45,450)	(18,055)	(3,684)
Benefit from income taxes	15,432	13,076	3,611	912

Net loss	$(51,348)	$(32,374)	$(14,444)	$(2,772)
Net loss margin	(24)%	(13)%	(27)%	(4)%

Other comprehensive income (loss):
Foreign currency translation adjustments	421	4,348	(1,914)	(1,904)

Total comprehensive loss	$(50,927)	$(28,026)	$(16,358)	$(4,676)

Per Unit Data:
Net loss per unit:
Net loss per unit, basic and diluted	$(94.42)	$(58.45)	$(26.08)	$(5.01)

Weighted average units outstanding
Basic and diluted	543,840	553,902	553,938	553,751

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(1,854)	$33,937	1,409	7,697
Net cash provided by (used in) investing activities	$(25,034)	$(9,662)	(4,899)	(6,377)
Net cash provided by (used in) financing activities	$13,656	$(1,696)	(612)	(1,338)

Non-GAAP Financial Data:
Adjusted EBITDA(1)	$38,777	$56,396	6,693	18,787
Adjusted EBITDA margin(2)	18%	23%	12%	28%

(1)

For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “Non-GAAP Financial Measures.”

(2)

For a definition of Adjusted EBITDA margin and a reconciliation of Adjusted EBITDA margin to net loss margin, the most directly comparable measure calculated and presented in accordance with GAAP, see “Non-GAAP Financial Measures.”

(in thousands)	March 31, 2021
	Actual	Pro Forma as Adjusted(1)(2)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$50,751
Total assets	$838,529
Working capital	$93,104
Debt	$351,780
Accumulated deficit	$(130,322)

Total liabilities and members’ equity	$838,529

(1)

The pro forma as adjusted column reflects: (i) the pro forma adjustments following (a) the completion of the Corporate Conversion and (b) the filing and effectiveness of our restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering; (ii) the sale of                 shares of our common stock in this offering at an assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

(2)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $                million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total assets, working capital, and total members’ deficit by approximately $                million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

We use supplemental measures of our performance, which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with GAAP. Adjusted EBITDA is the primary financial performance measure used by management to evaluate our business and monitor ongoing results of operations. Adjusted EBITDA is defined as earnings (loss) before interest expense, income taxes, depreciation and amortization, including amortization of debt issuance costs and is further adjusted for IPO readiness costs, acquisition related costs, restructuring and integration costs. Adjusted EBITDA margin represents the Adjusted EBITDA for the applicable period divided by the revenue for that period presented in accordance with GAAP.

We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our shareholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons. Although we believe these measures are useful to investors and analysts for the same reasons they are useful to management, as discussed below, these measures are not a substitute for, or superior to, U.S. GAAP financial measures or disclosures. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, net loss, is presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.

Reconciliation of Adjusted EBITDA

(in thousands)	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Net loss	$(51,348)	$(32,374)	$(14,444)	$(2,772)
Depreciation and amortization expense	70,327	65,708	16,338	14,395
Interest expense, net	32,994	31,570	8,258	6,960
(Benefit from) provision for income taxes	(15,432)	(13,076)	(3,611)	(912)
Acquisition, restructuring and integration costs	2,236	3,527	152	171
IPO readiness costs	—	1,041	—	945

Adjusted EBITDA	$38,777	$56,396	$6,693	$18,787

Revenue	$213,486	$240,633	$54,042	$66,952

Net loss margin	(24)%	(13)%	(27)%	(4)%

Adjusted EBITDA margin	18%	23%	12%	28%

LETTER FROM LISA UTZSCHNEIDER

An early pioneer in advertising, John Wanamaker once stated, “Half the money I spend on advertising is wasted; the trouble is, I don’t know which half.” More than 100 years later, his words reflect what many advertisers—from the world’s largest to emerging brands—still face, and it is a challenge that Integral Ad Science (IAS) was built to solve.

Cultivating a brand and eliminating wasted ad spend have always been big challenges. Now that digital advertising budgets have grown to surpass traditional media spending, the stakes are even higher. Since its founding in 2009, IAS has been at the forefront of ad verification, bringing quality and trust to digital advertising. Today, many advertisers and publishers rely on digital platforms to determine how successful their campaigns are and how well they monetize inventory, with limited ability to verify key metrics. This is where IAS comes in. As an independent provider of digital ad verification, we work across the entire industry to establish transparency and accountability. Trust is the foundation of our company and our future. We believe our role is essential and will only grow in the years ahead.

Digital content is created at a faster pace every year, driven in large part by the exponential growth of social media and video, adding new dimensions to trust in the marketing world. Advertisers are increasingly focused on brand safety and they want to ensure that their ads appear in contexts that match their values. I am proud to report that this is an area where we excel.

Our mission is to be the global benchmark for trust and transparency in digital media quality.

•	We activate digital advertising technology where it counts, across all devices, channels, and platforms, in 111 countries.

•	We deliver real-time verification to ensure that digital ads are viewed by a human and not a bot, in a brand-safe and suitable environment.

•	We process trillions of data events every month to provide insights for our customers at high velocity, powered by advanced artificial intelligence (AI) and machine learning (ML).

•	We integrate with the entire digital ecosystem including Amazon, Facebook, Google, LinkedIn, Microsoft, and more.

•	We protect brand equity and brand reputation.

•	We optimize ad spend and publisher yield.

•	We play a critical role in shaping the future of brand safety guidelines and industry standards.

During my twenty-plus year career creating and growing advertising businesses at some of the world’s largest companies, I have spent a lot of time with customers across the globe to understand their goals and challenges. At IAS, I see a unique opportunity to bring technology and data together to help our more than 1,900 advertising customers achieve their goals. You could say I am customer-obsessed and a builder at heart. As an industry, the digital ad market is expected to reach $526 billion in global spend by 2024, and at IAS we have a tremendous opportunity to make a positive difference by revolutionizing ad verification.

With our values-driven culture and exceptional team, we are well-positioned to take on this opportunity. When I joined IAS in 2019, we developed six values that define who we are as a company. We strive to live by them every day, in every decision we make. These values bind us together and inspire us. I could not be prouder of what we have already accomplished.

•	We Innovate. We build cool stuff. Innovation is at the core of what we do. We build products, deliver solutions, and generate ideas that provide valuable and valued functions for our customers.

•	We Are Accountable. We hold ourselves and each other accountable for our conduct with teammates and our customers. We take full ownership for our deliverables.

•	We Do the Right Thing. Regardless of whether anyone is looking or not. We act with honesty, transparency, and integrity in working with each other and with our customers.

•	We Are Customer Obsessed. We put the customer front and center of everything that we do. Our customers’ success is our success.

•	We have a Bias for Action. Speed matters in business. We move at high velocity and we privilege risk-taking.

•

We Are One Team. We value and rely on each other. We are inclusive. We show up for each other, and we act with empathy and consideration for the benefit of the team. None of us succeeds if our team does not succeed. So, we never say “that’s not my job.” #WeAreOneTeam

We are extremely excited for this next step in our journey. Our vision is to change digital advertising by making it better for our customers and deliver value for our shareholders. We invite you to join us.

Lisa Utzschneider

Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that could impact our business. In particular, we encourage you to review the risks and uncertainties described in the section titled “Risk Factors” included elsewhere in this prospectus. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends. Our fiscal year ends on December 31. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” and “Integral Ad Science” refer to “Integral Ad Science Holding Corp.”

Overview

We are a leading digital advertising verification company by revenue. With our cloud-based technology platform and the actionable insights it provides, we deliver independent measurement and verification of digital advertising across all devices, channels, and formats, including desktop, mobile, connected TV (“CTV”), social, display, and video. Our proprietary and Media Rating Council (the “MRC”) accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and appear in a brand-safe and suitable environment in the correct geography.

Without an independent evaluation of digital advertising quality, brands and their agencies previously relied on a wide range of publishers and ad platforms to self-report and measure the effectiveness of campaigns without a global benchmark to understand success. We are an independent, trusted partner for buyers and sellers of digital advertising to increase accountability, transparency, and effectiveness in the market. We help advertisers optimize their ad spend and better measure consumer engagement with campaigns across platforms, while enabling publishers to improve their inventory yield and revenue.

As a leading ad verification partner, we have deep integrations with all the major advertising and technology platforms including Amazon, Facebook, Google, Instagram, LinkedIn, Microsoft, Pinterest, Snap, Spotify, The Trade Desk, Twitter, Verizon Media, Xandr, and YouTube. Our platform uses advanced artificial intelligence (“AI”) and machine learning (“ML”) technologies to process over 100 billion daily web transactions on average. With this data, we deliver real-time insights and analytics to our global customers through our easy-to-use IAS Reporting Platform helping brands, agencies, publishers, and platform partners improve media quality and campaign performance.

Our pre-bid and post-bid verification solutions enable advertisers to measure campaign performance and value across viewability, ad fraud prevention, brand safety and suitability, and contextual targeting for ads on desktop, mobile in-app, social, and connected TV platforms. Our pre-bid programmatic solution is directly integrated with DSPs to help optimize return on ad spend (“ROAS”) by directing budget to the best available inventory. Our solutions help hundreds of publishers globally deliver high quality ad inventory that is fraud free, viewable, brand safe and suitable, and geographically targeted. With our Context Control solution, we help publishers classify and package their inventory to showcase quality placements, increase site engagement, drive revenue, and reduce blocking.

We have an attractive financial profile with a combination of growth and profitability. For the three months ended March 31, 2020, we generated a Net Loss of $14.4 million, which reduced to $2.8 million for the three months ended March 31, 2021, representing a 81% reduction in net losses period-over-period. Our Net Loss margin improved from (27)% to (4)% for the three months ended March 31, 2020 compared to the three months ended March 31, 2021, as a result of our revenue growth and our ability to reduce costs and improve efficiencies. Our Adjusted EBITDA improved from $6.7 million to $18.8 million which represents a 181% increase period over period, and our Adjusted EBITDA margin improved from 12% to 28% for three months ended March 31, 2020 and 2021, respectively. Our revenue grew from $213.5 million to $240.6 million for the two-year period ending December 31, 2020, representing a year-over-year growth rate of 13%. For the year ended December 31, 2019, we generated a Net Loss of $51.3 million which reduced to $32.4 million for the year ended December 31, 2020 representing a 37% reduction in losses year-over-year. Our Net Loss margin improved from (24)% to (13)% as a result of our revenue growth combined with our measures to reduce costs and improve efficiencies. Our Adjusted EBITDA improved from $38.8 million to $56.4 million which represents a 45% increase year-over-year, and our Adjusted EBITDA margin improved from 18% to 23% for the years ended December 31, 2019 and 2020, respectively. Also, our ability to grow revenue within our existing customer accounts has remained strong. From December 31, 2017 to December 31, 2020, our average revenue per customer for our top 100 customers has grown at a CAGR of 22% and revenue attributable to our top 100 customers approximated 70% of our total revenue for each of these years.

COVID-19

Since January 2020, an outbreak of the 2019 novel coronavirus (COVID-19) has evolved into a worldwide pandemic. The outbreak sparked responses across countries, states and cities worldwide to enforce various measures of social distancing, shelter-in-place orders, and temporary closure of non-essential businesses to reduce further transmission of the virus. As a result of these measures, the U.S. and global markets have seen significant disruption, the extent and duration of which remains highly uncertain. Due to the pandemic, we have temporarily closed our offices globally, including our corporate headquarters, and are operating with substantially all staff working remotely. Management reviews operations on a continuous basis and there have been minimal interruptions in our customer facing operations to date.

We have continued to experience revenue growth year-over-year and the primary impact of the pandemic on our business has been reduced revenue growth, a decline in our total number of large advertising customers and our publishers and a reduction in our net revenue retention in 2020 compared to 2019. The underlying demand for our products has remained stable. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing, and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in the “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

To date, we have not experienced a material increase in customers’ cancellations, or requests for more favorable contractual terms, or concessions. In addition, we have not experienced a significant deterioration in the collectability of our receivables or a material negative impact from our vendors and third-party service providers. Further, we have not incurred impairment losses in the carrying values of our assets as result of the pandemic and are not aware of any specific events or circumstances that would require a revision to the estimates reflected in our consolidated financial statements.

We have had sufficient liquidity and capital resources to continue to meet our operating needs and our ability to continue to service our debt or other financial obligations is not currently impaired.

Our Business Model

We generate revenue based on the volume of purchased digital ads that our solution measures. Advertisers use our digital marketing solutions for ad viewability, brand safety, optimization, context control, and ad fraud prevention. Advertisers pay us based on the total volume of impressions, which is our primary contracting model. Certain contracts with advertisers have pricing with a minimum commitment and/or fixed fee, plus overage, based on a predetermined number of impressions. We maintain an expansive set of integrations across the digital advertising ecosystem, including with leading programmatic and social platforms, which enables us to cover all key channels, formats and devices. We generate revenue from sell-side customers from contracts that are generally for twelve-month terms (with auto renew), and a fixed fee each month (tied to a total number of impressions), and an overage CPM that is applied when impressions exceed the impression threshold for a particular tier.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Innovate and Develop New Products for Key High-Growth Segments

•	Programmatic. We aim to deliver transparency to programmatic ad buying via innovative solutions including contextual targeting and brand safety and suitability.

•

Social. We plan to develop deeper integrations with social platforms, also known as Walled Gardens, including feed-based brand safety and suitability, to be able to deliver continued transparency to our customers.

•	Connected TV. We plan to continue to expand CTV-specific verification solutions and contextual capabilities to address the fast-growing connected TV segment.

•	Adjacent product expansion. We aim to expand our platforms to address new areas of verification and measurement needs for our clients.

For example, with the introduction of our pre-bid contextual capability in 2020, we not only enhanced our core verification offering, but we were also able to expand into contextual targeting addressing new needs and providing new value to our customers. Similarly, in 2019, our connected TV solution expanded our presence into this important and emerging digital channel.

Increase Sales Within Our Existing Customer Base

We aim to increase the use of our products among existing customers across more campaigns and impressions. Given our comprehensive product portfolio, we believe we can cross-sell additional or new solutions to provide end-to-end coverage to more clients from pre-bid viewability to post-buy verification, fraud prevention, safety, suitability, and targeting.

Acquire New Customers and Increase Market Share

Our ability to acquire new customers and increase our market share is dependent upon a number of factors, including the effectiveness of our solutions, marketing and sales to drive new business prospects and execution, client digital marketing investment adoption, new products and feature offerings, global reach and the growth of the market for digital ad verification. There is a market opportunity to provide advertisers directly or through advertising agencies with verification services, specifically around ad viewability, ad fraud prevention and brand safety and suitability. Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity for our ad verification solutions to be $9.5 billion and expect it to grow at a 16.2% CAGR from 2021 to 2025. We plan to work with the top 500 global advertisers by targeting high-spend verticals and brands with a natural sensitivity for brand safety, brand suitability, and ROAS needs. We believe we will increase our market share by strengthening our work with the leading social platforms, enhancing our programmatic solutions, deriving benefit from our broad global position, and leveraging our differentiated data science and market-leading contextual capabilities.

Expand Customer Base Internationally

Our ability to expand our customer base internationally is dependent upon a number of factors, including effectively implementing our business processes and go-to-market strategy, our ability to adapt to market or cultural differences, the general competitive landscape, our ability to invest in our sales and marketing channels, the maturity and growth trajectory of our services by region and our brand awareness and perception. Global marketers are becoming increasingly cognizant of the value of sophisticated verification strategies and, as such, we believe there is growing demand for our services internationally. Our investments in international markets resulted in an 18% growth in revenue year-over-year. We believe that Latin America and the APAC region may represent substantial growth opportunities, and we are investing in developing our business in those markets by way of expanded in-market customer service investment and by leveraging our global relationships. We aim to continue to grow outside the U.S. in Europe and other established markets such as Australia and Japan, and view ourselves as best positioned to continue penetrating these markets given our market-leading global footprint.

Seasonality

We experience fluctuations in revenue that coincide with seasonal fluctuations in the digital ad spending of our customers. The global advertising industry experiences seasonal trends that affect the vast majority of participants in the digital advertising ecosystem. Most notably, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the holiday shopping season, and relatively less in the first quarter. We expect seasonality trends to continue, and our ability to manage our resources in anticipation of these trends will affect our operating results. Consequently, the fourth quarter usually reflects the highest level of measurement activity and the first quarter reflects the lowest level of activity. Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on advertising campaigns. While our revenue is highly re-occurring, seasonal fluctuations in ad spend may impact quarter-over-quarter results. We believe that the year-over-year comparison of results more appropriately reflects the overall performance of the business. See “Risk Factors—Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.”

Key Business Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key business metrics are presented based on our advertising customers, as revenue from these customers represents substantially all the revenue.

The following table sets forth our key performance indicators for the periods set forth below:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Net revenue retention of advertising customers (%) (as of the end of the period)	112%	108%	132%	110%
Total advertising customers (as of the end of the period)	1,813	1,873	1,874	1,924
Total number of large advertising customers (as of the end of the period)	162	160	162	172

Net revenue retention of advertising customers

We define net revenue retention of advertising customers as a metric to reflect the expansion or contraction of our advertising customers’ revenue by measuring the period-over-period change in revenues from customers who were also advertising customers in the prior period. As such, this metric includes the impact of any churned, or lost, advertising customers from the prior period as well as any increases or decreases in their spend, including the positive revenue impacts of selling new services to an existing advertising customer. The numerator and denominator includes revenue from all advertising customers that we served and from which we recognized revenue in the earlier of the two periods being compared. For purposes of discussing our key business metrics, we define an advertising customer as any advertiser account that spends at least $3,000 in the trailing twelve months. We calculate our net revenue retention of advertising customers as follows:

Numerator: The total revenue earned during the current period from the cohort of advertising customers in the prior period.

Denominator: The total revenue earned during the immediately preceding period from such cohort of advertising customers in such period.

The quotient obtained from this calculation is our net revenue retention rate of advertising customers. We have generated strong historical net revenue retention rates of advertising customers, with 112% for the year ended December 31, 2019 and 108% for the year ended December 31, 2020.

Our calculation of net revenue retention of advertising customers may differ from similarly titled metrics presented by other companies.

Our net revenue retention of advertising customers declined from 112% for the year ended December 31, 2019 to 108% for the year ended December 31, 2020, and declined from 132% for the three months ended March 31, 2020 to 110% for the three months ended March 31, 2021, primarily due to the reduced spend caused by the COVID-19 pandemic.

Total advertising customers

We view the number of advertising customers as a key indicator of our scale and growth and the adoption of our platform. We determine our number of advertising customers by counting the total number of advertiser accounts who have spent at least $3,000 in the trailing twelve months. The total number of advertising customers has limitations as an operating metric as it does not reflect the product mix chosen by our advertising customers, the order frequency, or the purchasing behavior of our advertising customers. Because of these and other limitations, we consider, and you should consider, advertising customers in conjunction with our other metrics, including net revenue retention, net loss, Adjusted EBITDA, and average revenue per advertising customer.

Total number of large advertising customers

Historically our revenue has been driven primarily by a subset of large advertising customers who have leveraged our platform substantially from a usage standpoint. Increasing awareness of our solutions, further developing our sales and marketing expertise and partner ecosystem, and continuing to build solutions that address the unique identity needs of the top 500 global advertisers have increased our number of large advertising customers. We determine our number of large advertising customers by counting the total number of advertising accounts who have spent at least $200,000 per year. We believe the recruitment and cultivation of large advertising customers is critical to our long-term success. Our total number of large advertising customers declined from 162 as of December 31, 2019 to 160 as of December 31, 2020, primarily due to the reduced spend caused by the COVID-19 pandemic. We do not expect this reduction to be indicative of a long-term trend and expect our large advertising customers to increase in the long term as macroeconomic conditions improve. In contrast, our total number of large advertising customers increased from 162 as of March 31, 2020 to 172 as of March 31, 2021.

Components of Results of Operations

Revenue

We derive revenue primarily from advertisers and programmatic services offered through a demand side platform to our customers across the digital advertising platform, which is our performance obligation. Fees associated with our contracts include impression-based fees driven by impression volume and CPM.

We deliver our products and solutions to serve two customer types (i) buy-side (advertisers and agencies) and (ii) sell-side (publishers, advertising/audience networks, and supply side platforms). We generally generate revenue by charging a CPM based on the volume of purchased digital ads that we measure and optimize on behalf of these customers. There are no separate fees to access our platform. Depending on our customer needs, our contracts have (i) usage-based pricing, or (ii) monthly, quarterly or annual minimum commitments, or (iii) fixed fees. Usage based pricing is our primary contracting model. For these minimum commitment contracts, if a customer uses fewer impressions than the minimum, there are no discounts or prorating to adjust the minimum fees, and if a customer uses more impressions than the minimum, then an overage fee is applied on such usage.

We recognize revenue when control of the promised services is transferred to customers. Revenue from the cloud-based technology platform is primarily recognized based on impressions delivered to customers. An “impression” is delivered when an advertisement appears on pages viewed by users. A significant majority (i.e., over 90%) of the Company’s contracts are usage-based contracts with no substantive minimum commitments. We have certain contracts for which pricing is variable through tiered pricing arrangements or include annual base fees that do not coincide with the calendar year, requiring an estimate of the transaction price attributable to each year. The majority of our contracts have a duration of one year or less.

Operating Expenses

Cost of revenue. Cost of revenue consists of data center costs, hosting fees, revenue share with our DSP partners and personnel costs. Personnel costs include salaries, bonuses, equity-based compensation, and employee benefit costs, primarily attributable to our customer operations group. Our customer operations group is responsible for onboarding, integration of new clients and providing support for existing customers, including technical support for our technology platform and product offering. We allocate overhead such as rent and occupancy and information technology infrastructure charges based on headcount.

Sales and marketing. Sales and marketing expense consists primarily of personnel costs, including salaries, bonuses, equity-based compensation, employee benefits costs and commission costs, for our sales and marketing personnel. Sales and marketing expense also includes costs for advertising, promotional and other marketing activities. We allocate overhead such as rent and occupancy and information technology infrastructure charges based on headcount. Sales commissions are expensed as incurred.

Technology and development. Technology and development expense consists primarily of personnel costs of our engineering, product, and data sciences activities. Personnel costs including salaries, bonuses, equity-based compensation and employee benefits costs, third-party consultant costs associated with the ongoing development and maintenance of our technology platform and product offering. We allocate overhead such as rent and occupancy and information technology infrastructure charges based on headcount. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as capitalized software development costs included in internal use software, net on our consolidated balance sheet.

General and administrative. General and administrative expense consist of personnel costs, including salaries, bonuses, equity-based compensation, and employee benefits costs for our executive, finance, legal, human resources, information technology, and other administrative employees. General and administrative expenses also include outside consulting, legal and accounting services, allocated facilities costs, and travel and entertainment primarily related to intra-office travel and conferences.

Depreciation and amortization. Depreciation and amortization expense consists primarily of depreciation and amortization expenses related to customer relationships, developed technologies, trademarks, favorable leases, equipment, leasehold improvements and other tangible and intangible assets. We depreciate and amortize our assets in accordance with our accounting policies. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred. Intangible assets are amortized on a straight-line basis over their estimated useful lives or using an accelerated method. Useful lives of intangible assets range from four years to fifteen years.

Interest expense, net

Interest expense, net. Interest expense consists primarily of interest payments on our outstanding borrowings under our Term Loan Facility and amortization of related debt issuance costs net of interest income.

Benefit from income taxes

Benefit from income taxes. The benefit from income taxes resulted primarily from deferred tax benefits resulting from the current period losses in the U.S.

Results of Operations

The following table sets forth our consolidated statement of operations for the periods indicated:

(in thousands except percentages)	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Revenue	$213,486	$240,633	$54,042	$66,952
Cost of revenue (excluding depreciation and amortization below)	33,107	40,506	9,155	11,420
Sales and marketing	71,300	66,022	18,370	16,545
Technology and development	40,403	48,991	12,336	12,769
General and administrative	32,135	33,286	7,640	8,547
Depreciation and amortization	70,327	65,708	16,338	14,395

Total operating expenses	247,272	254,513	63,839	63,676

Operating (loss) income	(33,786)	(13,880)	(9,797)	3,276
Interest expense, net	(32,994)	(31,570)	(8,258)	(6,960)

Net loss before benefit from income taxes	(66,780)	(45,450)	(18,055)	(3,684)
Benefit from for income tax	15,432	13,076	3,611	912

Net loss	$(51,348)	$(32,374)	$(14,444)	$(2,772)

Net loss margin	(24)%	(13)%	(27)%	(4)%

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated:

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Revenue	100%	100%	100%	100%
Cost of revenue (excluding depreciation and amortization shown below)	16	17	17	17
Sales and marketing	33	27	34	25
Technology and development	19	20	23	18
General and administrative	15	14	14	13
Depreciation and amortization	33	27	30	22

Total operating expenses	116	106	118	95

Operating (loss) income	(16)	(6)	(18)	5
Interest expense, net	(15)	(13)	(15)	(10)

Net loss before benefit from income taxes	(31)	(18)	(33)	(5)
Benefit from income tax	7	5	6	1

Net loss	(24)%	(13)%	(27)%	(4)%

Comparison of the Three Months Ended March 31, 2020 and 2021

(in thousands)	March 31,
	2020	2021	$ change	% change
Revenue	$54,042	$66,952	$12,910	24%
Operating expenses:
Cost of revenue (excluding depreciation and amortization shown below)	9,155	11,420	2,265	25%
Sales and marketing	18,370	16,545	(1,825)	(10)%
Technology and development	12,336	12,769	433	4%
General and administrative	7,640	8,547	907	12%
Depreciation and amortization	16,338	14,395	(1,943)	(12)%

Total operating expenses	63,839	63,676	(163)	(0)%

Operating (loss) income	(9,797)	3,276	13,073	(133)%
Interest expense, net	(8,258)	(6,960)	1,298	(16)%

Net loss before benefit from income taxes	(18,055)	(3,684)	14,371	(80)%
Benefit from income taxes	3,611	912	(2,699)	(75)%

Net loss	$(14,444)	$(2,772)	$11,672	(81)%

Revenue

Total revenue increased by $12.9 million, or 24%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
Advertiser direct revenue	$28,297	$32,598	$4,301	15%
Programmatic revenue	18,547	26,574	8,027	43%
Supply side revenue	7,198	7,780	582	8%

	$54,042	$66,952	$12,910	24%

Total revenue increased primarily due to a significant increase in our programmatic revenue of $8.0 million, or 43%, attributable to growth in volume of impressions of 22% and an increase of 16% in average CPMs. The increase in average CPMs, was attributable to the launch of our Context Control solution in early 2020. Revenue from our advertiser direct customers increased $4.3 million, or 15%, reflecting volume growth in volume of impressions of 31% as well as the acquisition of a number of new large customers, which increased from 162 for the three months ended March 31, 2020 to 172 for the three months ended March 31, 2021. These increases were partially offset by a decrease of 11% in average CPMs due to changes in mix from open web towards social platforms. Similarly, our revenue from supply-side customers increased due to the acquisition of new customers. During the three months ended March 31, 2020, revenue was adversely affected as volumes declined as a result of COVID-19.

Operating expenses

Cost of Revenue. Cost of revenue increased by $2.4 million, or 25%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was driven by a $1.2 million increase in data center and hosting fees resulting from overall revenue growth and an increase of $2.3 million in revenue share to our DSP partners on account of our growth in programmatic revenue. These increases were partially offset by a decrease in compensation expense of $1.1 million and a decrease of allocated overhead expense of $0.3 million as a result of workforce reductions in 2020.

Sales and marketing Sales and marketing expenses decreased by $1.8 million, or 10%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This decrease was primarily due to a reduction in travel-related expenses of $0.6 million reflecting travel restrictions resulting from COVID-19 and a decrease of $1.1 million in personnel costs. While reduction in expenses such as travel were directly related to the COVID-19 pandemic, it is unclear if such expenses will return to pre-COVID-19 levels given the continued uncertainty around travel restrictions and office openings.

Technology and development. Technology and development expenses increased by $0.4 million, or 4%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was a result of an increase in server, hosting and license fees of $0.3 million to support our expanding business and an increase in professional fees of $0.4 million. These increases were partially offset by a decrease in contractor expenses of $0.3 million.

General and administrative. General and administrative expenses increased by $0.9 million, or 12%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was driven by an increase in compensation expenses of $0.8 million and an increase in professional fees related to the initial public offering (“IPO”) of $0.8 million. These increases were partially offset by a $0.7 million decrease in reserves for bad debts and a $0.5 million decrease in facilities expenses related to the COVID-19 pandemic.

Depreciation and amortization. Depreciation and amortization expenses decreased by $1.9 million, or 12%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This decrease results from decreased depreciation of our property and equipment of $0.3 million and decreased amortization of our intangible assets of $2.4 million, resulting from the use of the accelerated method to amortize the asset. These decreases were partially offset by increased amortization expense related to our internal-use software of $0.6 million.

Interest expense, net

Interest expense, net. Interest expense decreased by $1.3 million, or 16%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, primarily attributable to reduced PIK interest expense on the Term Loan of $0.7 million. Additionally, interest on the Term Loan decreased by $0.6 million due to a reduction in interest rates caused by the COVID-19 pandemic.

Benefit from (provision for) income taxes

Benefit from (provision for) income taxes. Benefit from income taxes decreased by $2.7 million, or 75%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, on account of an 80% decrease in pre-tax losses which resulted in a lower income tax benefit for the period.

Comparison of the Years Ended December 31, 2019 and 2020

(in thousands)	Year Ended December 31,
	2019	2020	$ change	% change
Revenue	$213,486	$240,633	$27,147	13%
Operating expenses:
Cost of revenue (excluding depreciation and amortization shown below)	33,107	40,506	7,399	22%
Sales and marketing	71,300	66,022	(5,278)	(7)%
Technology and development	40,403	48,991	8,588	21%
General and administrative	32,135	33,286	1,151	4%
Depreciation and amortization	70,327	65,708	(4,619)	(7)%

Total operating expenses	247,272	254,513	7,241	3%

Operating loss	(33,786)	(13,880)	19,906	(59)%
Interest expense, net	(32,994)	(31,570)	1,424	(4)%

Net loss before benefit from income taxes	(66,780)	(45,450)	21,330	(32)%
Benefit from income taxes	15,432	13,076	(2,356)	(15)%

Net loss	$(51,348)	$(32,374)	$18,974	(37)%

Revenue

Total revenue increased by $27.1 million, or 13%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Revenue attributable to our advertising, programmatic and supply side customers are set forth in the table below.

	Year Ended December 31,
(in thousands)	2019	2020	$ Change	% Change
Advertiser direct revenue	$116,296	$124,491	$8,195	7%
Programmatic revenue	68,210	87,086	18,876	28
Supply side revenue	28,980	29,056	76	0

Total	$213,486	$240,633	$27,147	13%

Total revenue increased primarily due to an increase in our programmatic revenue of $18.9 million attributable to growth in volume of impressions of 8% and an increase of 18% in average CPMs. Of the 18% increase in average CPMs, half or 9% of that growth was attributable to the launch of our Context Control solution launched in early 2020. Revenue from our advertiser direct customers increased by $8.2 million attributable to growth in volume of impressions of 13% partially offset by a decrease of 5% in average CPMs due to changes in mix from open web towards social platforms. Our supply side revenue remained flat year-over-year.

Operating expenses

Cost of revenue. Cost of revenue increased by $7.4 million, or 22%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to a $6.7 million increase in data center and hosting fees resulting from the growth of our business, an increase of $4.0 million in revenue share to our DSP partners on account of significant growth in our programmatic revenue and an increase of $0.4 million in severance related costs. These increases were partially offset by a decrease of $1.8 million in personnel related costs because of workforce reductions in 2020, a decrease of $0.7 million in allocated overhead and a decrease of $1.0 million in software license costs resulting from replacing third party vendors with in-house technologies.

Sales and marketing. Sales and marketing expenses decreased by $5.3 million, or 7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to a reduction in travel-related expenses of $2.9 million reflecting travel restrictions resulting from COVID-19, a decrease of $1.3 million in advertising and promotional expenses, a decrease of $1.1 million in personnel costs and a decrease of $0.9 million in allocated overhead. These decreases were partially offset by an increase in severance charges of $1.0 million. While reduction in expenses such as travel were directly related to the Covid-19 pandemic, it is unclear if such expenses would be reinstated to pre-Covid-19 levels given the continued uncertainty around travel restrictions and office openings.

Technology and development. Technology and development expenses increased by $8.6 million, or 21%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was impacted primarily by additional personnel costs of $1.7 million due to increased headcount, an increase in server, hosting and license fees of $2.6 million to support our expanding business and an increase in professional fees of $3.0 million related primarily to migrating from data centers to our hosting platform. In addition, we also incurred $0.6 million in severance costs related to actions taken during the COVID-19 pandemic to reduce costs.

General and administrative. General and administrative expenses increased by $1.2 million, or 4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to an increase in personnel costs of $1.6 million due to increased headcount and increase in accounting and tax compliance fees of $1.4 million. These increases were partially offset by a decrease in professional fees of $0.7 million and a decrease in the allowance for doubtful accounts of $1.6 million due to improved collection efforts.

Depreciation and amortization. Depreciation and amortization expenses decreased by $4.6 million, or 7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was a result of a decreased amortization of our Developed Technology by $8.0 million resulting from the use of the accelerated method to amortize the asset. The decrease was partially offset by increased amortization expense related to our internal-use software of $4.8 million.

Interest expense, net

Interest expense, net. Interest expense decreased by $1.4 million, or 4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily on account of lower interest expense related to our Term Loan Facility of $2.0 million, which was partially offset by reduced interest income of $0.4 million and increase in PIK and other fees of $0.2 million.

Benefit from income taxes

Benefit from income taxes. Benefit from income taxes decreased by $2.4 million, or 15%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily on account of a decrease in losses. We recognized a higher deferred tax benefit for the year ended December 31, 2020 of $4.6 million primarily on account of a decrease in the state and local income tax rate.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the nine fiscal quarters ended March 31, 2021, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our consolidated and condensed consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

(in thousands except percentages)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenues	$45,139	$52,182	$52,206	$63,959	$54,042	$48,320	$59,964	$78,307	$66,952
Operating expenses	59,064	61,065	60,724	66,419	63,839	62,595	58,103	69,976	63,676

Operating (loss) income	(13,925)	(8,883)	(8,518)	(2,460)	(9,797)	(14,275)	1,861	8,331	3,276
Interest expense, net	(7,945)	(8,466)	(8,400)	(8,183)	(8,258)	(7,695)	(7,795)	(7,822)	(6,960)

Net (loss) income before benefit from (provision for) income taxes	(21,870)	(17,349)	(16,918)	(10,643)	(18,055)	(21,970)	(5,934)	509	(3,684)
Benefit from (provision for) income taxes	6,746	4,340	6,160	(1,814)	3,611	5,519	1,486	2,460	912

Net (loss) income	$(15,124)	$(13,009)	$(10,758)	$(12,457)	$(14,444)	$(16,451)	$(4,448)	$2,969	$(2,772)

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Total operating expenses	131	117	116	104	118	130	97	89	95

Operating (loss) income	(31)	(17)	(16)	(4)	(18)	(30)	3	11	5
Interest expense, net	(18)	(16)	(16)	(13)	(15)	(16)	(13)	(10)	(10)

Net (loss) income before benefit from (provision for) income taxes	(49)	(33)	(32)	(17)	(33)	(46)	(10)	1	(5)
Benefit from (provision for) income tax	15	8	11	(3)	6	12	3	3	1

Net (loss) income	(34)%	(25)%	(21)%	(20)%	(27)%	(34)%	(7)%	4%	(4)%

Quarterly Revenue Trends

Our quarterly revenue increased in each of the periods presented, except for the three months ended June 30, 2020, when compared to the results of the same quarter in the prior year due primarily to increases in the number of new customers as well as retention within existing customers and sales of new products year-over-year. During the quarter ended June 30, 2020, we experienced a decline in revenue on account of the impact of COVID-19. We typically experience seasonality in terms of when we receive orders from our customers. We generally receive a greater number of orders from new customers, as well as renewal or upsell orders from existing customers, in our fourth quarter.

Quarterly Operating Expense Trends

Our operating expenses have generally increased due to our growth and are primarily related to increases in personnel-related costs and related overhead in order to support our expanding operations and our continued investments in our solutions and service capabilities. However, revenue has historically grown faster than operating expenses and, as a percentage of revenue, our operating expenses decreased, except for the three months ended June 30, 2020, when compared to the results of the same quarter in the prior year. During the quarter ended June 30, 2020, our operating expenses as a percentage of revenue increased on account of lower revenue adversely being affected by COVID-19.

Liquidity and Capital Resources

General

As of December 31, 2020 and March 31, 2021, our principal sources of liquidity were cash and cash equivalents totaling $51.7 million and $50.8 million, respectively, which was held for working capital purposes, as well as the available balance of our Revolving Credit Facility, described further below. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations primarily through debt financing. We believe our existing cash and cash equivalents, our Revolving Credit Facility and cash provided by operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, the continuing market acceptance of our products. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, it could reduce our ability to compete successfully and harm our results of operations.

Some of our customers pay in advance for subscriptions, a portion of which is recorded as deferred revenue. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is later recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2020 and March 31, 2021, we had deferred revenue of $1.1 million and $1.1 million, respectively, all of which was recorded as a current liability and is expected to be recorded as revenue in the next twelve months, provided all other revenue recognition criteria have been met.

Credit Facilities

On July 19, 2018, we entered into a Credit Agreement with a syndicate of lenders, comprised of the $325.0 million Term Loan Facility and the $25.0 million Revolving Credit Facility, with a maturity date of July 19, 2024 and a maturity date of July 19, 2023, respectively. Pursuant to the Incremental Facility Assumption Agreement No. 1, dated as of November 19, 2019 (the “Credit Agreement Amendment”), the Term Loan Facility was increased to $345.0 million. As of December 31, 2020 and March 31, 2021, we had $345.0 million outstanding under our Term Loan Facility.

In addition to the cash pay interest described below, the Credit Agreement includes Paid in Kind (“PIK”) interest which bears an interest rate of 1.25% per annum. All PIK interest due is paid by capitalizing such interest and adding such applicable PIK interest to the principal amount of the outstanding Term Loan Facility. Total capitalized PIK interest at December 31, 2020 and March 31, 2021 was $10.5 million and $10.9 million, respectively. Borrowings under the Credit Agreement bear interest (cash pay) at a rate per annum, at our option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBOR for a one month interest period on such day plus 1.00% and (b) for eurodollar borrowings, the Adjusted LIBOR determined by the greater of (i) the LIBOR for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%. As of March 31, 2021, and subject to maintaining a total leverage ratio less than 6.50 to 1.00, additional PIK interest will not accrue pursuant to the Credit Agreement.

The applicable margin for borrowings under the Credit Agreement is (a) for alternate base rate borrowings, (i) 5.00% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 4.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 4.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00 and (b) for eurodollar borrowings, (i) 6.00% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 5.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 5.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00. The total leverage ratio is determined in accordance with the terms of the Credit Agreement.

The interest rate on the Term Loan Facility was 7.00% per annum as of December 31, 2020 and March 31, 2021. The Term Loan Facility does not require periodic principal payments.

As of December 31, 2020 and March 31, 2021, the Company had no amounts outstanding on the Revolving Credit Facility. We are required to pay a commitment fee on the average daily undrawn portion of the Revolving Credit Facility of 0.375%-0.50% per annum (varying based on the leverage ratio tiers applicable to the applicable margin as described above), a letter of credit fronting fee of 0.125% per annum and a letter of credit participation fee equal to the applicable margin for eurodollar revolving loans on the actual daily amount of the letter of credit exposure.

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations, negative covenants and events of default. See “Description of Certain Indebtedness—Senior Secured Credit Agreement.” The financial covenants underlying the Term Loan Facility require our revenue to debt ratio meet certain thresholds and certain debt-related covenants become more restrictive over successive quarters through June of 2021. Based upon current facts and circumstances, we believe existing cash coupled with the cash flows generated from operations will be sufficient to meet our cash needs and comply with covenants.

Cash Flows

The table below presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Net cash (used in) provided by operating activities	$(1,854)	$33,937	$1,409	$7,697
Net cash (used in) investing activities	(25,034)	(9,662)	(4,899)	(6,377)
Net cash provided by (used in) financing activities	13,656	(1,696)	(612)	(1,338)

Net (decrease) increase in cash and cash equivalents, and restricted cash	(13,232)	22,579	(4,102)	(18)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(60)	1,772	(654)	(846)
Cash, cash equivalents, and restricted cash, at beginning of year	43,662	30,370	30,370	54,721

Cash, cash equivalents, and restricted cash, at end of year	$30,370	$54,721	$25,614	$53,857

Operating Activities

For the three months ended March 31, 2020, net cash provided by operating activities was $1.4 million, resulting from a net loss of $14.4 million adjusted for non-cash expenses of depreciation and amortization of $16.7 million, an increase in the allowance for doubtful accounts of $0.4 million, and non-cash interest expense of $1.1 million, offset by a reduction in working capital of $2.4 million.

For the three months ended March 31, 2021, net cash provided by operating activities was $7.7 million, resulting from a net loss of $2.8 million adjusted for non-cash expenses of depreciation and amortization of $14.7 million, and non-cash interest expense of $0.4 million, offset by a decrease in the allowance for doubtful accounts of $0.3 million and a decrease in working capital of $4.4 million.

For the year ended December 31, 2019, net cash used in operating activities was $1.9 million, resulting from a net loss of $51.3 million partially offset by adjustments for non-cash expenses of depreciation and amortization of $70.3 million, a deferred tax benefit of $16.9 million, a reduction in working capital balances of $13.6 million offset by other non-cash adjustments of $9.6 million.

For the year ended December 31, 2020, net cash provided by operating activities was $33.9 million, resulting from a net loss of $32.4 million partially offset by adjustments for non-cash expenses of depreciation and amortization of $65.7 million, a deferred tax benefit of $14.6 million, cash provided by changes in working capital of $7.9 million and other non-cash adjustments of $8.0 million.

Investing Activities

Cash used in investing activities was $4.9 million for the three months ended March 31, 2020, reflecting capitalized costs related to our internal use software of $4.8 million and purchase of property and equipment of $0.1 million.

Cash used in investing activities was $6.4 million for the three months ended March 31, 2021, reflecting our asset purchase of internal use software for $4.6 million in January 2021, and $1.8 million of capitalized costs relating to internal use software.

Cash used in investing activities was $25.0 million during the year ended December 31, 2019, reflecting our acquisition of ADmantX S.p.A. for $17.6 million, capitalized costs relating to internal use software of $6.4 million and purchase of property and equipment of $1.0 million.

Cash used in investing activities was $9.7 million during the year ended December 31, 2020, reflecting capitalized costs relating to our internal use software of $9.0 million and purchase of property and equipment of $0.6 million.

Financing Activities

Cash used in financing activities was $0.6 million for the three months ended March 31, 2020, reflecting $0.5 million in principal payments on our capital leases, and $0.1 million for unit repurchases.

Cash used in financing activities was $1.3 million for the three months ended March 31, 2021, reflecting $0.1 million in principal payments on our capital leases, and $1.2 million for unit repurchases

Cash provided by financing activities was $13.7 million for the year ended December 31, 2019 consisting primarily of proceeds from issuance of debt of $20.0 million which was partially offset by payments for unit repurchases of $3.2 million and payments on capital lease obligations of $2.7 million.

Cash provided by financing activities was $1.7 million for the year ended December 31, 2020 consisting primarily of payments on capital lease obligations of $1.5 million and unit repurchases of $0.2 million.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases for office space, our purchase commitments related to hosting and data services and repayments of long-term debt. We lease office space under operating leases, which expire on various dates through May 2027 and the total noncancellable payments under these leases were $25.2 million as of March 31, 2021. Total noncancelable purchase commitments related to hosting services as of December 31, 2020 were $66,250 for periods through 2024. The Term Loan Facility of $345.0 million matures in 2024.

Impact of Inflation

While inflation may impact our revenues and costs of revenues, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2020 and March 31, 2021.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

We adopted the new revenue recognition standard Accounting Standards Codification (ASC 606) effective January 1, 2019 using the modified retrospective method for all contracts not completed as of the date of adoption. The core principle of ASC 606 is to recognize revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods and services. Based on the terms of our contracts with customers and consistent with prior practice, we recognize revenue upon invoicing for a large majority of our contracts. Additionally, the performance obligations identified are consistent with prior years. As such, the adoption did not have a material impact on our financial statements. Refer to Recently Issued Accounting Standards in Note 2 for additional information regarding our revenue recognition policies under the new standard and the impact on our financial position and results of operations as of and for the years ended December 31, 2019 and 2020.

We derive revenue primarily from advertisers and programmatic services offered through a demand side platform delivered to customers across the digital advertising platform, which is our performance obligation. Fees associated with our contracts include impression-based fees driven by impression volume and CPM. The solutions are designed to serve both the buy-side and the sell-side of digital ad transactions.

The adoption of ASC 606 in 2019 led us to evaluate all contracts not completed as of January 1, 2019. Part of that assessment is to calculate the cumulative effect of adopting the new revenue recognition standard. A majority of our contracts are usage based or have commitments that refresh quarterly and monthly. We have a small population of contracts for which pricing is variable through tiered pricing arrangements, or include annual base fees that do not coincide with the calendar year, requiring an estimate of the transaction price attributable to each year. We calculated the transaction price related to these contracts to determine the cumulative effect of adoption as of January 1, 2019, and recorded the adjustment, net of tax, to retained earnings and deferred revenue.

We evaluate arrangements with our customers where the customer purchases our services through a demand side platform to determine if such revenue should be reported on a gross or net basis. In these arrangements, the demand side platform collects the fee on our behalf for the purchase of advertising inventory on an exchange. We are primarily responsible for providing these services directly to the customer and have latitude in establishing the sales price with the customers. As a result, we record revenue for the gross amounts paid by the customers for these services and records the amounts retained by the demand side platforms as a cost of revenue.

Impairment of Goodwill, Intangible Assets and Long-Lived Assets

We record goodwill as the excess of purchase price over the fair value of the net tangible and identifiable intangible assets acquired. We evaluate goodwill, at a minimum, on an annual basis in the fourth quarter, and whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. For purposes of this analysis, we consider the Company to be a single reporting unit. We will first perform a qualitative analysis (“Step Zero”) to determine if the existence of events or circumstances would lead to a conclusion that it is more likely than not that the fair value of the reporting unit is less than the carrying value. If after this assessment it is determined that it is more likely than not that the fair value is less than the carrying value, then a quantitative goodwill impairment analysis is performed which is referred to as “Step 1”. Depending upon the results of that measurement, the recorded goodwill may be written down, and impairment expense is recorded in the consolidated statements of operations when the carrying amount of the reporting unit exceeds the fair value of the reporting unit. As of the fourth quarter of 2020, we conducted a Step Zero analysis and concluded that there were no impairment indicators. Goodwill is tested annually for impairment as well as whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any potential impairment. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Our intangible assets consist of developed technology, customer relationships, favorable leases, and trademarks. Intangible assets are amortized on a straight-line basis or using an accelerated method over their estimated useful lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The fair value of identifiable intangible assets is based on significant judgments and estimates made by management. Such estimates are based on valuation techniques, which require forecasting of future cash flows and developing other assumptions. These estimates and assumptions are based on historical experience and information obtained from the management of the acquired companies, and also include, but are not limited to, future expected cash flows earned from the product-related technology and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

All long-lived assets are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds its estimated fair value and is recognized as a reduction in the carrying amount of the asset.

As of March 31, 2021, there were no events or changes in circumstances to indicate that the carrying amount of the assets may not be recoverable.

Business Combinations

Upon acquisition of a company, we determine if the transaction is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. We use our best estimate and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by us. We estimate fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. We may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Equity-Based Compensation

Equity-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. We estimate expected forfeitures of stock-based awards at the grant date and recognizes compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may affect the timing of the total amount of expense recognized over the vesting period. Estimated forfeitures are reassessed in each reporting period and may change based on new facts and circumstances.

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes pricing model and Monte Carlo simulation. We estimated its future stock price volatility based upon observed option-implied volatilities for a group of peer companies. Management believes this is the best estimate of the expected volatility over the weighted-average expected term of its option grants. The risk-free interest rate is based on the implied yield currently available on U.S. treasury issues with terms approximately equal to the expected term of the option. We currently have no history or expectation of paying cash dividends on common stock. We use the simplified method to calculate the expected term for its options.

For options that include performance conditions, we recognize the associated expense when the performance is considered to be probable. For option awards that contain market conditions (i.e., achievement of a specified equity return or stock price), we value such awards on the date of grant using a Monte Carlo simulation model.

We also expect to incur additional costs as a result of the successful completion of this offering. We have granted time-based service options under our 2018 Unit Option Plan (the “2018 Plan”). The time-based options vest over four years with 25% vesting after 12 months and an additional 6.25% vesting at the end of each successive quarter thereafter. The 2018 Plan currently includes a repurchase feature, wherein the units can be repurchased by the Company at cost upon resignation of the employee. The time-based service options in Integral Ad Science Holding LLC are expected to be adjusted in connection with this offering to reflect the Company’s conversion to a C-Corp. In addition, it is expected that the repurchase feature would be removed. As a result of this adjustment, a grant date would be established which is expected to be the completion date of this offering and the Company would recognize the grant date fair value of these awards upon the price to the public in this offering. As such, the fair value of the time-based service options (which comprise of 67% of the total options outstanding) will be determined based on the price to the public in this offering. Upon the successful completion of this offering, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we would recognize approximately $         million of compensation expense relating to the time-based service options.

Concurrent with the effectiveness of the Company’s IPO, the return target options in Integral Ad Science Holding LLC are expected to be exchanged for a certain number of options, RSUs or other forms of equity instruments in Integral Ad Science Holding Corp. Vesting of the new return target options will be based on a realized cash return of Vista’s equity investment. Since the vesting condition associated with the realized cash return is not expected to be met on the IPO date, there would be no additional compensation expense related to the return target options recognized upon successful completion of this offering. Similarly, since the vesting conditions associated with LTIP awards are not being modified, no compensation expense associated with the LTIP awards will be incurred at the IPO date. However, compensation expense related to the return target options and the LTIP awards will be recognized in our post-IPO financial statements when such conditions are met.

Income Taxes

We are subject to U.S. federal, state, and local income taxation on our income. We account for income taxes using an asset and liability approach, which requires estimates of taxes payable or refunds for the current period and estimates of deferred income tax assets and liabilities for the anticipated future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax purposes. Current and deferred income tax assets and liabilities are based on provisions of the enacted income tax laws and are measured using the enacted income tax rates and laws that are expected to be in effect when the future tax events are expected to reverse. The effects of future changes in income tax laws or rates are not anticipated. The income tax provision is comprised of the current income tax expense and the change in deferred income tax assets and liabilities.

The portion of any deferred tax asset for which it is more likely than not that a tax benefit will not be realized is offset by recording a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The tax effects of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns are recognized only if it is “more-likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than a 50% likelihood of being realized upon ultimate settlement. We recognize estimated interest and penalties related to UTPs in income tax expense.

We recognize the resolution of an UTP in the period when it is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.

We evaluated all potential uncertain tax positions and identified no significant uncertain positions.

Unit Valuation

Because our units are not publicly traded, our Board determines the fair value of our units. Their determinations are based, in part, upon valuations provided by third-party valuation firms. Our Board exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of our units in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Guide. The factors considered by our Board in estimating the fair value of our units include the following:

•	Contemporaneous valuations performed regularly by unrelated third-party specialists;

•	Our historical operating and financial performance;

•

Likelihood of achieving a liquidity event, such as the consummation of an initial public offering or the sale of our company given prevailing market conditions and the nature and history of our business;

•	Market multiples of comparable companies in our industry;

•	Market multiples of current acquisitions in our industry;

•	Stage of development;

•	Industry information such as market size and growth;

•	The lack of marketability of our securities because we are a private company; and

•	General macroeconomic conditions.

In valuing our units, our Board determines the value using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and subsequently applied to our financial results to estimate our enterprise value. Also, our market approach factors in multiples on recent acquisitions in our industry.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, including those regarding our future expected revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions impact our valuations at each valuation date and may have a material impact on the valuation of our common stock. Following this offering, it will not be necessary to determine the fair value of our units, as our shares will be traded in the public market.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to our condensed consolidated financial statements: “Summary of Significant Accounting Policies—Accounting Pronouncements Not Yet Adopted” appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

The functional currencies of our foreign subsidiaries are the respective local currencies. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, U.K., France, Germany, Italy, and Singapore. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the three months ended March 31, 2021, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

Our primary market risk exposure is changing eurodollar-based interest rates. Interest rate risk is highly sensitive due to many factors, including E.U. and U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. The Term Loan Facility and Revolving Credit Facility carry interest at an applicable margin, plus (a) for alternate base rate borrowings, the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) the Adjusted LIBOR for a one month interest period on such day plus

1.00% and (b) for eurodollar borrowings, the Adjusted LIBOR determined by the greater of (i) the LIBOR for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%. The applicable margin is initially 5.00% per annum for alternate base offerings and 6.00% for eurodollar borrowings in the case of the Term Loan Facility and the Revolving Credit Facility. The applicable margin is initially 5.000% per annum in the case of the Incremental Facility Assumption Agreement No. 1, which was entered into November 19, 2019 to increase the aggregate principal amount of the Credit Agreement by $20 million.

At March 31, 2021, we had total outstanding debt of $355.9 million under our Term Loan Facility; we had no outstanding debt on our Revolving Credit Facility. Based on these amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $3.6 million.

BUSINESS

Our Company

IAS is a leading digital advertising verification company by revenue. Our mission is to be the global benchmark for trust and transparency in digital media quality for the world’s leading brands, publishers, and platforms.

With our cloud-based technology platform and the actionable insights it provides, we deliver independent measurement and verification of digital advertising across all devices, channels, and formats, including desktop, mobile, connected TV (“CTV”), social, display, and video. Our proprietary and Media Rating Council (the “MRC”) accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and appear in a brand-safe and suitable environment in the correct geography.

Without an independent evaluation of digital advertising quality, brands and their agencies previously relied on a wide range of publishers and ad platforms to self-report and measure the effectiveness of campaigns without a global benchmark to understand success. We are an independent, trusted partner for buyers and sellers of digital advertising to increase accountability, transparency, and effectiveness in the market. We help advertisers optimize their ad spend and better measure consumer engagement with campaigns across platforms, while enabling publishers to improve their inventory yield and revenue.

As a leading ad verification partner, we have deep integrations with all the major advertising and technology platforms including Amazon, Facebook, Google, Instagram, LinkedIn, Microsoft, Pinterest, Snap, Spotify, The Trade Desk, Twitter, Verizon Media, Xandr, and YouTube. Our platform uses advanced artificial intelligence (“AI”) and machine learning (“ML”) technologies to process over 100 billion daily web transactions on average. With this data, we deliver real-time insights and analytics to our global customers through our easy-to-use IAS Reporting Platform helping brands, agencies, publishers, and platform partners improve media quality and campaign performance. Customers currently activate our solutions globally across 111 countries.

We serve customers globally with 11 offices in 8 countries. Our efficient go-to-market strategy has fueled our growth and ability to serve 2,062 current customers, including 1,924 advertising customers and 138 publisher customers, as of March 31, 2021. We serve 35% of the top 150 U.S. advertisers. Our net revenue retention rates of advertising customers were 112%, 108% for the years ended December 31, 2019 and December 31, 2020, and 132% and 110% for the three months ended March 31, 2020 and 2021, respectively.

The digital advertising market is expected to reach $526 billion in global spend by 2024, growing at a compound annual growth rate of 12% from 2020 to 2024, according to eMarketer. We intend to capitalize on this opportunity and several high growth segments including programmatic, contextual, social, and connected TV. We believe that growing our global customer base represents a significant long-term opportunity, especially for markets outside of the U.S. and Western Europe.

We have an attractive financial profile with a combination of growth and profitability. For the three months ended March 31, 2020, we generated a Net Loss of $14.4 million, which reduced to $2.8 million for the three months ended March 31, 2021, representing a 81% reduction in net losses period-over-period. Our Net Loss margin improved from (27)% to (4)% for the three months ended March 31, 2020 compared to the three months ended March 31, 2021 as a result of our revenue growth and our ability to reduce costs and improve efficiencies. Our Adjusted EBITDA improved from $6.7 million to $18.8 million which represents a 181% increase period over period, and our Adjusted EBITDA margin improved from 12% to 28% for three months ended March 31, 2020 and 2021, respectively. For the year ended December 31, 2019, we generated a Net Loss of $51.3 million, which reduced to $32.4 million for the year ended December 31, 2020, representing a 37% reduction in net losses year-over-year. Our Net Loss margin improved from (24)% to (13)% for the year ended December 31, 2019 to the year ended December 31, 2020, as a result of our revenue growth combined with our measures to reduce costs and improve efficiencies. Our Adjusted EBITDA improved from $38.8 million to $56.4 million which represents a 45% increase year-over-year, and our Adjusted EBITDA margin improved from 18% to 23% for the years ended December 31, 2019 and 2020, respectively. For definitions of Adjusted EBITDA and Adjusted EBITDA margin, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Industry

We believe that IAS is well-positioned to benefit from several significant digital marketing trends and shifts in consumer behavior, including:

Significant Growth in Digital Media Usage and Ad Spend According to comScore, total time spent online in the U.S. grew 43% from June 2017 to June 2019 and, according to eMarketer, time spent consuming digital media in the U.S. increased 15% in 2020. Additionally, eMarketer estimates that the global non-search digital advertising market surpassed $180 billion in 2020 and will grow to over $270 billion by 2023. As consumers spend even more time online, we believe that this shift will fuel continued growth in ad spend across all digital channels.

Increased Focus on Marketing Efficiency Marketers are increasingly aware of wasted media spend related to ad fraud (for example, when ads are served to bots or non-human traffic instead of real people) or viewability issues (for example, when ads are served but never viewed by a person). Juniper Research estimates advertisers will lose approximately $100 billion in annual ad spend to ad fraud in 2024, an increase from approximately $42 billion in 2019.

Importance of Brand Reputation Managing brand reputation is a top priority for many modern marketers. To fulfill their brand values and campaign objectives, more brands are focused on ensuring their ad campaigns run adjacent to content that meets their specific standards. To achieve this, marketers are adopting scalable and customizable brand safety and brand suitability solutions to protect their brand reputation and increase campaign performance. According to a 2017 survey by CMO Council, 72% of marketers are concerned about brand integrity and control, with over 25% experiencing contextual incidents detrimental to brand reputation.

Acceleration of Ad-Supported Connected TV (“CTV”) Consumers are watching more digital video and CTV programming, spending on average 41% of their total digital video time on CTV devices. The COVID-19 pandemic accelerated what we believe will be ongoing consumer and advertiser adoption. According to eMarketer, CTV ad spend is expected to more than double from $8.1 billion in 2020 to $18.3 billion in 2024. With more CTV ad inventory available, we believe this will drive greater demand for verification solutions to ensure that larger ad budgets are deployed effectively and efficiently.

Changing Regulatory Landscape and Importance of Contextual Targeting With increased attention on user privacy and the deprecation of third-party cookies, context-based advertising has emerged as a necessary tool for brands. Updated regulations, such as the GDPR and the CCPA, have increased complexity surrounding personal data and cookie usage. Our leading Context Control solution uses semantic language technology to determine the context, sentiment, and emotion of digital content. With these sophisticated tools available, we expect more advertisers to adopt contextual targeting instead of audience data.

Acceleration of Programmatic Advertising Programmatic advertising, the automated buying and selling of digital ads, has grown tremendously by helping marketers to optimize performance and pricing through real-time signals. According to eMarketer, U.S. programmatic digital display ad spending is expected to grow from $59.6 billion in 2019 to $95.0 billion in 2022, a compound annual growth rate (“CAGR”) of 17%. Programmatic buying enables advertisers to target the highest value inventory in real-time to reach their audience, faster and more efficiently. However, programmatic advertising is heavily susceptible to fraud, viewability, and brand safety and suitability risks, given the speed and opacity of the transaction process. According to eMarketer, ad fraud ranked as the second highest concern among programmatic advertisers.

Our Market Opportunity

We believe there is significant market opportunity to provide advertisers, agencies, publishers, and platforms with measurement and verification solutions that address viewability, brand safety and suitability, ad fraud prevention, contextual targeting, reporting, and inventory yield management. Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity for our ad verification solutions to be $9.5 billion and expect it to grow at a 16.2% CAGR from 2021 to 2025.

In addition, we believe we are well poised to expand into the ad measurement and effectiveness market. There are expansion opportunities beyond the existing use cases we currently serve such as providing measurement of ad effectiveness and efficiency to brands and helping them understand marketing performance. Sub-markets include audience and attribution measurement, return on advertising spend, and reach and frequency. Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity of ad measurement and effectiveness solutions to be $6.3 billion and expect it to grow at a 20.5% CAGR from 2021 to 2025.

Our statement that we are a leading digital advertising verification company is based on an independent third party market study by Frost & Sullivan we commissioned. The study shows we are a leader in global market share by revenue, including leading in international markets such as EMEA and APAC by revenues in those regions, respectively.

Our Strengths

We believe that the following capabilities reflect our strengths and competitive advantages.

Comprehensive suite of ad verification solutions

IAS Quality Impressions™ is our proprietary and MRC-accredited metric that ensures digital media quality standards for advertising effectiveness. To achieve Quality Impressions™, a digital ad must be served to a real person rather than a bot, viewable on-screen, and presented in a brand-safe and suitable environment, all within the desired campaign geography. Additionally, our leading contextual capability, Context Control, helps brands avoid and target content based on their specific values or campaign objectives. Our technology is designed to determine sentiment and emotional classification of content at a global scale. For publishers, we help them increase the monetization of their advertising inventory. Our solutions are available across digital channels, ad formats, purchase methods, and devices.

IAS also offers a Quality Attention metric, which is designed to measure attention by evaluating factors such as time-in-view (“TIV”) and share of screen. With Quality Attention, advertisers can optimize campaigns and maximize attention.

Integrations throughout the digital marketing ecosystem

Operating globally, we are integrated directly with advertisers, publishers, and platforms including demand side platforms (“DSPs”) and ad networks to ensure our solutions are available regardless of where our customers decide to transact.

Long-standing industry partnerships and relationships

We are a trusted partner to some of the largest technology and advertising platforms, improving the transparency and visibility of their media spend. Our integration partners, such as Google, Facebook, and Amazon account for the majority of digital advertising budgets and directly incorporate our solutions in their platforms to provide for independent verification, measurement, optimization, and insights required by the advertiser customers we serve. We do not generate material revenue directly from our arrangements with our integration partners. We generate revenue by charging a cost per thousand impressions (“CPM”) based on the volume of purchased digital ads that we analyze for our advertiser and publisher customers, including customers that utilize our integration partners for their ad campaigns. Our solutions help advertisers to measure consumer interactions with their brands across platforms. Additionally, we work closely with industry organizations and accreditation groups, including the Audit Bureau of Circulations (the “ABC”), the Global Alliance for Responsible Media (the “GARM”), the Interactive Advertising Bureau (the “IAB”), the Media Ratings Council (the “MRC”), and the Trustworthy Accountability Group (the “TAG”). We are accredited by the ABC for viewability. We are also accredited by the MRC for our proprietary metric, Quality Impressions™, as well as our Display and Video Total Impressions and Viewable Impression Statistics, Campaign Monitor and Firewall Verification Services, and Sophisticated Invalid Traffic Detection and Filtration. To extend and maintain our MRC accreditations, we participate in annual audits across our solutions that are conducted by an independent third-party and ensure we align with MRC standards. For 2021, IAS also completed the rigorous evaluations required to achieve recertification for TAG’s Certified Against Fraud, Certified Against Piracy, and Brand Safety Certified Programs.

Market leadership and trusted brand

Advertisers and publishers value our independent verification offerings and our extensive industry thought leadership. We deliver valuable case studies, research, and whitepapers, in addition to participating in industry conferences and hosting proprietary events. In 2020, we developed and released more than 40 thought leadership research studies globally. Our semi-annual Media Quality Reports share unique insights extracted from the trillions of data events we measure globally each month, offering an industry barometer for ad buyers and sellers to benchmark the quality of their campaigns and inventory. All of these thought leadership efforts are amplified and shared through our ongoing demand generation, content marketing, public relations, and social media to help ensure our solutions instill trust and confidence in the media buying process.

Diverse, loyal, and global customer base

We successfully serve 2,062 customers, consisting of 1,924 adverting customers and 138 publisher customers. We work with many of the largest, global marketers and media companies who want a single verification partner to serve their global needs. Since 2012, our average customer tenure for our top 100 customers has been 6.7 years. We have also grown our customer relationships over time by offering additional products. From December 31, 2017 to December 31, 2020, our average revenue per customer for our top 100 customers has grown at a CAGR of 22% and revenue attributable to our top 100 customers approximated 70% of our total revenue for each of these years. We define average revenue per top 100 customers as our total revenue from our top 100 customers by revenues in a given reporting period divided by 100.

Large and growing dataset driving unique customer insights

We collect trillions of data events per month, which provide us with a comprehensive view of digital ad transactions. Our data science capabilities harness unique, real-time insights for our customers to improve the effectiveness of their advertising campaigns. Our platform and architecture are highly scalable and capable of ingesting 100 billion web transactions per day on average with exceptional performance and reliability.

Our Growth Strategy

We believe this is the early stage of our growth and that we are at an inflection point in the advertising industry.

We intend to capitalize on our leading brand and competitive positioning to pursue several long-term growth strategies:

•	Innovate and Develop New Products for Key High-Growth Segments

•	Programmatic. We aim to deliver greater transparency to programmatic ad buying via innovative solutions including contextual targeting and brand safety and suitability.

•

Social. We aim to develop deeper integrations with social platforms, also known as Walled Gardens, including feed-based brand safety and suitability, to deliver continued transparency to our customers.

•	Connected TV. We plan to expand our CTV-specific verification solutions and contextual targeting capabilities to address the fast-growing connected TV segment.

•	Adjacent Product Expansion. We plan to expand our platforms and integrations to address new verification and measurement needs for our clients.

•

Increase Sales Within Our Existing Customer Base We aim to increase the use of our products among existing customers across more campaigns and impressions. Given our comprehensive product portfolio, we believe we can cross-sell additional or new solutions to provide end-to-end coverage to more clients from pre-bid viewability to post-buy verification, fraud prevention, safety, suitability, and targeting.

•

Acquire New Customers and Increase Market Share We plan to work with the top 500 global advertisers by targeting high-spend verticals and brands with a natural sensitivity for brand safety, brand suitability, and ROAS needs. We believe we will increase our market share by strengthening our work with the leading social platforms, enhancing our programmatic solutions, deriving benefit from our broad global position, and leveraging our differentiated data science and market-leading contextual capabilities.

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Expand Customer Base Internationally Global marketers are investing in more sophisticated verification strategies and we believe there is growing demand for our solutions internationally, especially in the Latin America and APAC regions.

Our Solutions

Our leading digital ad verification solutions address ad fraud detection and prevention, viewability, brand safety and suitability, contextual targeting, inventory yield management, and reporting. We are integrated into the digital ad buying and selling process to verify, measure campaign quality and reach, and improve results. We support all buying formats, including direct, programmatic, programmatic guaranteed, and private marketplaces. Our solutions support over 40 languages globally and span all advertising channels, including display, video, desktop, mobile browser and in-app, connected TV (“CTV”), and social.

Our proprietary and MRC-accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and presented in a brand-safe and suitable environment in the correct geography.

Launched in early 2020, our Context Control solution delivers contextual targeting and brand suitability capabilities. Context Control is powered by our cognitive semantic-based technology, helping advertisers achieve better contextual matching and brand suitability at scale. With over 300 contextual targeting and avoidance segments that can be customized, Context Control helps ensure ads are displayed in the best-suited environments. In an independent evaluation by The Ozone Project, our contextual technology delivered 42% more accuracy than the next competitor.

Our ad verification solutions serve buyers and sellers. For advertisers, we provide pre-bid programmatic and post-buy verification solutions. For publishers, we provide optimization and verification solutions. Our solutions can measure and verify ad fraud, brand safety, viewability, and geography for all digital ad campaigns.

Ad Fraud: Powered by artificial intelligence and machine learning technology, our solutions identify non-human traffic by automatically detecting new threats and uncommon patterns. We also provide malware analysis and reverse engineering to uncover threats. Our three-pillar approach to provide highly accurate ad fraud detection and prevention, includes:

•	Machine learning that uses big data to detect hidden, uncommon patterns;

•	Rules-based detection that uses automated rule checks to identify invalid traffic sources; and

•	The IAS Threat Lab that employs malware analysis and reverse engineering to uncover emerging threats.

Viewability: Our solutions measure whether an ad is viewable based on MRC standards, enabling advertisers to optimize media plans. Our comprehensive viewability capabilities include:

•	Offer customizable controls based on MRC standards as well as custom brand settings;

•	Provide advanced metrics, including time-in-view and frequency performance benchmarks; and

•	Deliver cross-channel and cross-device coverage including display and video; desktop, mobile, and connected TV; open web and internet platforms; and mobile browser and in-app.

Brand Safety and Suitability: We help marketers manage their brand reputation and avoid issues by ensuring ads run adjacent to content that meets their specific standards. Our solutions include customized scoring and risk thresholds, pre-bid filtering and targeting, and post-bid blocking and monitoring. These tools can be customized to an advertiser’s specific risk tolerance with our granular content scoring across eight standard categories including adult, alcohol, gambling, hate speech, illegal downloads, illegal drugs, offensive language, and violence. Additionally, we offer advertisers even more flexibility and precise controls to avoid or target certain placements based on over 300 contextual categories, including:

•	Topical: specific topics such as sensitive social issues or natural disasters;

•	Verticalized: industry-specific coverage such as automotive, finance, and retail; and

•	Brand-specific: negative sentiment associated with a specific brand name.

Geography: With a significant and growing number of global customers, we serve many advertisers that target their campaigns to specific geographic regions based on the localized content or language of the ad, or for compliance requirements. With customers currently activating our solutions across 111 countries, we give advertisers confidence in their geographic targeting, ensuring that ads only run in their intended regions.

Reporting: Our platform processes data in real-time to provide advanced analytics and reporting for our customers. Our specialized reporting provides customers with a clear view of campaign performance including ad fraud, viewability, brand safety and suitability, and geography across all channels and formats. We produce specialized reports, offering in-depth insights and enabling our clients to take action to optimize their media spend.

Advertiser solutions

Our pre-bid and post-bid verification solutions enable advertisers to measure campaign performance and value across viewability, ad fraud prevention, brand safety and suitability, and contextual targeting for ads on desktop, mobile in-app, social, and connected TV platforms. For desktop, we also have the powerful ability to block ads in real-time and protect brands from fraud.

Our pre-bid programmatic solution is directly integrated with DSPs to help optimize return on ad spend (“ROAS”) by directing budget to the best available inventory. It operates in the bid-stream in real-time where standard and custom segments are built into the DSP to project which inventory will meet the advertisers brand safety and suitability criteria, be free from fraud, and be most viewable. We can also build in custom segments for targeting, which is increasingly important as the industry moves away from cookies and other forms of identity-based tracking. Our contextual ability is enabled through our deep integrations with all major DSPs. In addition, our targeting and pre-bid solutions extend to the social platforms. For example, in 2020, we released our YouTube Select and Channel Science targeting solution as well as Content Allow Lists on Facebook.

Publisher solutions

Our solutions help hundreds of publishers globally deliver high quality ad inventory that is fraud free, viewable, brand safe and suitable, and geographically targeted. With our Context Control solution, we help publishers classify and package their inventory to showcase quality placements, increase site engagement, drive revenue, and reduce blocking. These tools also help to verify, optimize, and provide better matches between inventory and advertisers, ensuring publishers can maximize revenue and yield potential. Leveraging our data and insights, we also help supply-side platforms (SSPs), including ad networks and exchanges, to measure and validate their inventory quality.

Our Platform

Our cloud-based technology platform enables our customers to maximize return on investment by verifying their ads, ensuring they are viewed by a real and targeted audience in a brand safe and suitable environment. We provide our customers with measurement, insights, and analytics, helping them improve media quality and campaign performance. We block fraudulent and brand unsafe inventory in real-time for open web. We also enable our clients to use real-time signals through DSPs to optimize their programmatic spend toward the highest quality inventory and target or avoid content based on custom settings.

Our platform’s scalable and flexible design is central to our success, enabling us to tailor solutions for customers in a cost-effective manner, while delivering leading ad verification capabilities. Our feature-rich and customizable technology encompasses:

Viewability

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Delivering cross-channel coverage including the leading internet platforms and cross-device capability including display and video; desktop, mobile, and connected TV; open web and internet platforms; and browser and in-app

•	Providing time-in-view and frequency performance benchmarks, enabling advertisers to optimize media plans

•	Offering customizable controls ranging from MRC viewability standards to custom brand standards

Ad Fraud

•	Employing a three-pillar approach powered by scale and machine learning to provide highly accurate detection and prevention:

•	Machine learning that uses big data to detect hidden, uncommon patterns

•	Rules-based detection that uses automated rule checks to identify invalid traffic sources

•	The IAS Threat Lab that employs malware analysis and reverse engineering to uncover emerging threats

Brand Safety & Suitability

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Providing brand safety capabilities customizable to an advertiser’s specific risk tolerance through granular content scoring across eight standard categories (i.e., adult, alcohol, gambling, hate speech, illegal downloads, illegal drugs, offensive language, and violence), enabling brands to control the context in which their ads appear

•	Delivering precise controls to advertisers and the flexibility to avoid or target certain context through a multi-tier solution that offers over 300 categories:

•	Standard control: content related to hate speech, violence, offensive language, and others

•	Topical control: specific topics such as sensitive social issues, pandemics, or natural disasters

•	Verticalized control: industry-specific coverage such as automotive, finance, pharmaceutical, and retail, among others

•	Brand specific control: negative sentiment associated with a specific brand name

Our contextual technology underlies our distinct brand safety and suitability capabilities. We have leading cognitive semantic-based solutions that enable customers to match ads with relevant online content at the page level. Powered by a large knowledge graph, this semantic technology can detect sentiment and emotion. Through natural language understanding and machine cognition, our technology delivers near-human comprehension of online content, providing context at scale.

Our platform offers comprehensive, real-time signals and measurement for programmatic advertising. This capability enables advertisers to optimize their programmatic buys pre-bid. Through a DSP, advertisers can use our real-time signals integrated in the transaction stream to optimize for viewable, fraud-free, brand safe and suitable, and contextually relevant content.

Technology operates at the core of our solutions, and innovation is deeply embedded throughout our corporate culture. Across our global footprint, we maintain a presence in key technology hubs across the world, including New York, NY, Chicago, IL, and Pune, India. As of December 31, 2020, approximately 34% of our staff operate within a research and development function. We employ a global data science team to improve our competitive strength in the advertising technology market, enhance our software platforms, and deliver unique insights for our customers.

Our platform is capable of ingesting massive volumes of unstructured and structured data and leverages our data science expertise to derive unique insights for our customers. As the advertising industry continues to rapidly evolve, we will facilitate the development and integration of new features and solutions into our platform, ensuring we meet or exceed our customers’ requirements. Our platform is seamlessly integrated in key areas of the advertising ecosystem, including advertisers, publishers, social platforms such as YouTube and Facebook, and demand side and programmatic platforms. We designed a feature-rich, intuitive user interface that can be accessed via self-serve or through our various partner interfaces.

We have invested in significant data science capabilities, applying artificial intelligence and machine learning to maintain and enhance the models underlying our solutions. This enables us to better analyze data and provide customers with critical insights. The application of our investments allow us to provide our customers with many benefits, including:

•	Global reach, enabling us to provide ad verification internationally, regardless of language and without compromising latency

•	Flexible access, allowing our customers to use our solutions through direct and indirect channels due to our key technology integrations throughout the advertising ecosystem

•	A seamless user interface that provides advertisers with important tools and analytics

•	Integrations with widely deployed third-party technologies, such as Looker, a business intelligence software providing our customers with leading reporting and analytics capabilities

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The ability to deploy our solutions in emerging digital channels. For example, connected TV represents a new advertising medium and poses significant challenges for advertisers and publishers. We have already begun to address this market need with the introduction of our first connected TV solution in 2019.

Our Technology

We accelerate innovation through artificial intelligence and machine learning. With increasing market demand, we believe advanced verification solutions and other performance metrics to be powered by artificial intelligence and machine learning. This shift will benefit all stakeholders in the advertising ecosystem. Brands will be able to better understand the impact of their campaigns on consumers, agencies will be able to launch more effective and cost-efficient strategies, and publishers will be able to monetize their content more efficiently and drive more revenue. Independent ad verification providers with the most data will be best positioned to win significant market share, because artificial intelligence and machine learning models make better predictions and decisions with higher volumes of data.

We have made significant, recent investments in our technology architecture to better align with our business model and client needs. We collect, analyze, and warehouse a massive amount of data. The advertising industry is seasonal, with peak demand for our solutions occurring towards the end of the calendar year, requiring technology that can scale up or down based on demand. Today, our technology can deliver leading data management capabilities and real-time reporting in a highly flexible and cost-efficient manner.

Features of our technology include:

Scalability: We process on average 100 billion web transactions per day through our highly scalable, cloud-based technology platform. We use Amazon Web Services (“AWS”) public cloud to manage peak volumes driven by seasonality trends in advertising. Our recent transition from legacy systems onto AWS has enabled a significantly more cost-effective operation and reduced our dependence on expensive equipment and ongoing capital investment.

Agility: Our flexible architecture enables us to push updates and facilitate enhancements to our platform in a timely manner. We can provision a new environment in a new geography within hours, providing a seamless process for our customers, regardless of where they need our solutions. As part of our recent technology upgrade, we migrated our data to Snowflake, which collects our data in a single data warehouse, making our analytics capabilities more efficient, effective, and highly automated to provide real-time insights to our clients. Upon receiving a client query, our platform ingests, sifts, analyzes, and outputs the data into a user-friendly analytics dashboard.

Reliability: Our platform’s uptime during the twelve months ending December 31, 2020 exceeded 99.9% while delivering frequent updates and enhancements. We offer our clients best-in-class response times, regional support, and around the clock monitoring 365 days a year. We deploy an organized system of raising tickets and mapping issues to the right customer response team and the required escalation process when necessary.

Security: We leverage internal security tools, AWS security, and other leading third-party technologies to maximize security. We perform penetration tests and an independent audit every quarter. Our development security operations process analyzes security at an application level by performing a security check before code can be published to production.

Edge Computing: To maximize our customer experience, we utilize an edge computing framework to bring IAS applications closer to our clients’ data sources. We process and analyze information to allow for faster insights to improve business outcomes for our clients. Also, our edge computing architecture allows us to provision new global environments within a short period of time based on customer volumes and locations.

Data Governance: Our data governance solution enables enterprises to comply with a broad range of regulatory requirements, such as the GDPR and the CCPA. We have developed and affirmed policies and standards for data management and security to help protect the integrity of our data assets.

Components of our technology include:

Data Ingestion: We have multiple systems that process large amounts of data that include: a large web crawling infrastructure that fetches hundreds of millions of web pages per day; edge measurement servers that collect thousands of data points per transaction; dedicated integrations with social platforms for data ingestion and exchange; and additional integrations to collect data from other applications such as mobile app stores and connected TV stores.

Data Transformation and Modeling: Our cloud-based technology platform processes data in real-time using advanced artificial intelligence modeling techniques to improve client reporting. Our models are deployed in production, and regularly monitored and updated. They enable the predictions for brand safety and suitability, fraud, and viewability that we deliver to our customers.

Real-Time Scoring: Our edge computing servers package the predictions of the models and serve them in real time, allowing us to score for brand safety, fraud, and viewability across channels and formats, pre-bid and post-bid, and buy-side and sell-side.

Data Reporting: Our modernized data platform is capable of ingesting data in near real-time. We collect and store data in a centralized cloud-based data warehouse capable of numerous computations to provide critical data and analytics to our customers via our reporting platform as well as to our data science team for machine learning model creation.

Data Analytics: Our product and customer analytics produce specialized reports, offering in-depth insights enabling our clients to optimize their media spend. We offer a comprehensive framework for anomaly detection and application monitoring to ensure our products are always performing at an optimal level.

Our Customers

We have an attractive customer base that is global, diversified, and loyal. We define a “customer” as any advertiser account or publisher account that spends at least $3,000 in the trailing twelve months. As of March 31, 2021, we had 2,062 customers, including 1,924 advertising customers and 138 publisher customers. The geographic segmentation of revenue from our customers includes 61.5% in the Americas, 28.3% in Europe, Middle East, and Africa (“EMEA”), and 10.2% in Asia and Pacific (“APAC”) for the three months ended March 31, 2021.

Our client base encompasses the largest digital ad spenders. In the twelve months ended December 31, 2020, we had 160 large advertising customers, defined as those who spend at least $200,000 per year. Since

2012, our average customer tenure for our top 100 customers has been 6.7 years. We have also grown our customer relationships over time as they adopt additional products. From December 31, 2017 to December 31, 2020, our average revenue per customer for our top 100 customers has grown at a CAGR of 22% and revenue attributable to our top 100 customers approximated 70% of our total revenue for each of these years. We have generated strong historical net revenue retention of advertising customers of 112% and 108% as of December 31, 2019 and December 31, 2020, respectively, and 132% and 110% as of March 31, 2020 and 2021, respectively. No single customer accounted for more than approximately 5% of our revenues for the year ended December 31, 2020.

Advertisers can access our solutions through a number of means, including directly through our platform or indirectly through demand-side platforms (DSPs), agencies, and social platforms. Based on recent trends, advertising customers are increasingly accessing our solutions directly, and we signed several of the largest deals in company history in the last two years. Our advertising customers are a reflection of our relevance and value across the digital advertising ecosystem.

We serve some of the largest global brands in a variety of industries including Consumer Packaged Goods (“CPG”), Finance, Technology / Telecommunications, Automotive, Retail / Quick Service Restaurants (“QSR”), and Travel & Entertainment (“T&E”). We also serve advertisers indirectly through demand side platforms including Amazon, AppNexus, Google’s Display and Video 360, The Trade Desk, Verizon Media and Xandr. Additionally, we serve advertisers through global advertising agencies such as IPG, Omnicom, Publicis Groupe, WPP, Vivendi’s Havas Group, and Dentsu.

Our customers also include some of the largest digital publishers. We work with over 150 publishers including Bloomberg, Hulu, Reuters, and Turner, who trust us to improve the quality of their inventory and maximize their revenue.

Our Go-To-Market Strategy

Sales and Marketing

We employ a rigorous sales and marketing strategy, which we believe is a competitive differentiator to qualifying opportunities, forecasting pipeline, and achieving financial performance.

We have an established global sales team segmented by geography and we focus our marketing strategy on key regions including the Americas, EMEA, and APAC. We currently address the digital ad verification needs of many of the largest global brands such as Verizon, Disney, Nestlé, and Coca-Cola.

We have aligned sales and go-to-market strategies to efficiently pursue growth opportunities. As a result, we have created a global accounts team to service large opportunities, a mid-market team to efficiently target this customer segment, and a programmatic channel sales team to scale these revenues. Our client services team is responsible for developing customer relationships, promoting retention and loyalty, and improving overall customer satisfaction.

Our marketing team’s core objectives focus on building upon what we believe is leadership for IAS’s brand recognition and brand favorability within our category. These efforts include driving sales effectiveness through field marketing collateral and a sophisticated demand generation engine with impressive top-of-funnel pipeline growth. We also leverage content marketing, which we believe has established IAS as a genuine thought leader by delivering high-value research, whitepapers, case studies, along with associated press coverage, social media content, and industry and proprietary events. Our marquee Media Quality Reports (“MQRs”) share insights extracted from the trillions of data events we capture globally, so that ad buyers and sellers can benchmark the quality of their campaigns and inventory.

Customer Operations and Support

We have developed an efficient, full-platform solutions model with a white-glove service to address the needs of large global clients and an end-to-end self-service solution for small-and-medium-sized businesses. Our customer operations and support organization continues to leverage automation to better meet the needs of our customers and add scale. For example, in 2020, we were the first digital ad verification company to release an automated tag with Google that reduced a multi-day, labor-intensive process to an activation that can be completed in seconds.

Intellectual Property

The protection of our intellectual property is important to our success and our internally developed technology provides the foundation of our proprietary solutions. We rely on intellectual property laws in the U.S. and abroad, as well as confidentiality procedures and contractual restrictions, to protect our intellectual property. We believe our products are difficult to replicate and we will continue to enhance our intellectual property portfolio as we develop new solutions and services for our customers.

As of March 31, 2021, we had 26 registered U.S. patents, 3 allowed patent applications, and 24 pending patent applications. The terms of individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date of a non-provisional patent application. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

We also hold or have applied for registration of various service marks, trademarks, and trade names, including “Integral Ad Science,” “IAS,” “Quality Impressions,” and “Total Visibility,” that we believe are important to our business. As of March 31, 2021, we had 4 registered U.S. trademarks, 4 pending U.S. trademark applications, and 8 registered international trademarks.

Competition

Our industry is highly competitive with a mix of large, established companies such as DoubleVerify and Oracle’s MOAT and Grapeshot as well as various point solution providers such as WhiteOps. We believe that we primarily compete on our comprehensive coverage across channels, devices, and platforms; trusted independent position; established client relationships with many of the leading global brands; global footprint; and breadth and performance of our solutions. In addition, we believe new market competitors would find it difficult to effectively compete given our scale, coverage, breadth of solutions, and strong integration throughout the digital ad ecosystem.

The principal competitive factors in our market include:

•	channel coverage;

•	verification scope and capabilities;

•	breadth of solution features;

•	technological and data science capabilities;

•	scaled data assets;

•	trusted position in the marketplace;

•	brand awareness and reputation;

•	integrations and partnerships;

•	industry accreditations and certifications;

•	global coverage;

•	reliability, performance, and effectiveness;

•	tenure of customer relationships;

•	focus on customer success;

•	strength of sales and marketing efforts; and

•	price of our solutions.

We believe we compete favorably on the basis of these factors.

Culture

IAS was founded in 2009, and since then we have grown to 632 employees with 11 offices in 8 countries. We recognize that attracting, motivating, and retaining passionate talent at all levels is vital to our continued success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through high-quality benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices.

We have transformed our business over the past two years by enhancing our talent. We hired leaders with deep expertise in advertising and building global businesses, adding 209 new employees between December 31, 2019 and March 31, 2021 overall. We have also grown our talent internationally with 401 employees based in the United States and 250 based outside of the United States, as of March 31, 2021. We also engage temporary employees and consultants. In certain countries in which we operate we are subject to, and comply with, local labor law requirements, which automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages. We have a positive relationship with employees and high levels of engagement.

Our culture is defined by a clear set of six values that guide our business, product development, and brand, while delivering tangible financial and operational benefits for our customers, employees, and shareholders:

1.	We Innovate: We build cool stuff. Innovation is at the core of what we do. We build products, deliver solutions, and generate ideas that provide valuable functions for our customers.

2.	We Do the Right Thing: Regardless of whether anyone is looking or not. We act with honesty, transparency, and integrity in working with each other and with our customers.

3.	We Are Accountable: We hold ourselves and each other accountable for our conduct with teammates and our customers. We take full ownership for our deliverables.

4.	We Are Customer Obsessed: We put the customer front and center of everything that we do. Our customers’ success is our success.

5.

We Are One Team: We value and rely on each other. We are inclusive. We show up for each other, and we act with empathy and consideration for the benefit of the team. None of us succeeds if our team doesn’t succeed. So, we never say, “that’s not my job.”

6.	We Have a Bias for Action: Speed matters in business. We move at high velocity and we privilege risk-taking.

We believe these values serve as a foundation for our talent efforts. We vigorously invest in recruitment and retention, especially as we continue to grow our engineering talent across global offices where we are rapidly expanding our research and development capacity. As a company born from digital, big data, and data science, it is in our DNA to innovate and continually enhance our technology and products.

Our History

Our company was founded in 2009 and launched our first media quality benchmarks in 2010. With the continued growth of the digital advertising market, we have continued to innovate through new product developments and partnerships across emerging digital media channels and offerings, including connected TV (“CTV”), contextual targeting, programmatic, and social. Key milestones since our company’s founding include:

2009:	Founded as AdSafe Media and opened our headquarters in New York City

2010:	Introduced our first Media Quality benchmarks for brand safety and viewability

2012:	Rebranded to Integral Ad Science (IAS)

2013:	Patented our ad blocking technology; expanded internationally with a new UK presence

2014:	Acquired Simplytics; continued international expansion with office openings in Germany and Singapore

2015:	Acquired Veenome; continued international expansion with office openings in Australia, France, and Japan

2016:	Announced industry-first social platform partnerships with Facebook and YouTube; acquired Swarm

2017:	Launched new partnerships with Twitter and Snapchat; launched mobile in-app fraud and publisher optimization solutions

2018:	Acquired by Vista Equity Partners

2019:	Pioneered the first CTV verification solution with Verizon and leading video publishers including Hulu, Roku, and FireTV; acquired ADmantX

2020:	Launched Context Control and Channel Science products; announced Automated Tag partnership with Google; first company approved for brand safety and brand suitability verification with YouTube

2021:	Acquired Amino Payments

Facilities

Our corporate headquarters are in New York, New York, where we lease 50,246 square feet of office space as of March 31, 2021. We also have domestic offices in Chicago and San Francisco and our international presence is primarily concentrated in London, Paris, Berlin, Hamburg, Madrid, Milan, Modena, Stockholm, Sydney, Tokyo, Singapore, and Pune, India.

We lease all of our facilities. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings and claims arising in our ordinary course of business. At this time, neither we nor any of our subsidiaries is a party to, and none of our respective property is the subject of, any legal proceeding that, if determined adversely to us, would have a material adverse effect on us.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name Integral Ad Science Holding LLC, which directly and indirectly holds all of the equity interests in our operating subsidiaries. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Integral Ad Science Holding LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Integral Ad Science Holding Corp. In this prospectus, we refer to all of the transactions related to our conversion into a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing equity holders will own our common stock rather than equity interests in a limited liability company.

In conjunction with the Corporate Conversion, all of our outstanding membership interests will be converted into an aggregate of                 shares of our common stock. The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

We expect to be controlled by our Sponsor following the Corporate Conversion. After giving effect to the Corporate Conversion and the completion of this offering, our Sponsor will control                 % of the voting power of our company. For more information on the indirect ownership of our common stock by our Sponsor and the voting and economic rights associated with each class of our common stock, please read “Principal Stockholders” and “Description of Capital Stock,” respectively.

As a result of the Corporate Conversion, Integral Ad Science Holding Corp. will succeed to all of the property and assets of Integral Ad Science Holding LLC and will succeed to all of the debts and obligations of Integral Ad Science Holding LLC. Integral Ad Science Holding Corp. will be governed by an amended and restated certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See the section titled “Management.”

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Integral Ad Science Holding LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

MANAGEMENT

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers, directors and director nominees who are expected to become directors prior to completion of this offering.

Name	Age	Position

Lisa Utzschneider	52	Chief Executive Officer and Director

Joseph Pergola	46	Chief Financial Officer

Tony Lucia	68	Chief Technology Officer

Tom Sharma	47	Chief Product Officer

Oleg Bershadsky	39	Chief Operating Officer

Michael Fosnaugh	42	Director

Rod Aliabadi	36	Director

Martin Taylor	51	Director

Brooke Nakatsukasa	28	Director

Bridgette Heller	59	Director

Jill Putman	53	Director

Otto Berkes	58	Director

Christina Lema	41	Director Nominee

Lisa Utzschneider

Ms. Utzschneider is a member of the board of directors and has been the Chief Executive Officer at IAS since January 2019. Prior to joining IAS, Ms. Utzschneider held the position of Chief Revenue Officer and Senior Vice President at Yahoo!, a web services provider, from 2014 to 2017. From 2008 to 2014, Ms. Utzschneider was Vice President of Global Advertising Sales of Amazon (NASDAQ: AMZN), a multinational technology company. Prior to Amazon, Ms. Utzschneider spent 10 years, from 1998 to 2008, in various executive roles at Microsoft (NASDAQ: MSFT), culminating in her role as General Manager of the national sales and service teams. Ms. Utzschneider holds a bachelor’s degree from Bates College and a master’s degree in public administration from New York University. Ms. Utzschneider is qualified to serve on the board of directors because of her extensive experience in the technology sector, her experience holding executive positions at various public companies and her insight into our business.

Joseph Pergola

Mr. Pergola joined the IAS team in 2019 and was appointed Chief Financial Officer in 2020. Prior to joining IAS, Mr. Pergola was a Sales Strategy and Operations Leader for the advertising business at Amazon between 2018 and 2019, and before, from 2016 to 2018, was the CFO of the Technology and Product Division for Audible.com, a private online audiobook and podcast service. Prior to his time with Audible.com, he was the Regional CFO for the Americas at Criteo (NASDAQ: CRTO) from 2015 to 2016. Throughout his career, Mr. Pergola also has held senior leadership roles at The Weather Channel, Yahoo!, and Time Warner Inc. He currently serves on the Board of Regents at St. Peter’s University, a private university. Mr. Pergola earned his bachelor’s degree in Business Administration from St. Peter’s University and an MBA from Fordham University.

Tony Lucia

Mr. Lucia is our Chief Technology Officer and joined IAS in 2019. Between 2016 and 2018, Mr. Lucia was the SVP of Data Strategy and Data Science at IAC Applications (NASDAQ: IAC), a holding company that owns brands across 100 countries, mostly in media and internet. Prior to that, he worked with Patients Like Me, an iCarbonX company, where he served as Senior Vice President of Software and Data Engineering from 2012 to 2016. Between 2013 and 2016, Mr. Lucia also held key roles at John Wiley & Sons (NYSE: JW.A) and Thomson Reuters Healthcare. Mr. Lucia received his bachelor’s degree in business management from Mercy College in New York, and holds a certificate from the Columbia Graduate School of Business Executive Education program.

Tom Sharma

Mr. Sharma joined the IAS team in 2020 as our Chief Product Officer. Prior to IAS, Mr. Sharma was the Senior Vice President and Head of Product at Intersection, a smart cities technology and out-of-home advertising company, between 2017 and 2020. He founded and led Impact Digital Media from 2014 to 2017. Between 2008 and 2013, Mr. Sharma held several leadership roles at NBCUniversal (NASDAQ: CMCSA) including Vice President, Emerging Products, and was a founding team member for Hulu in 2006. Mr. Sharma earned his bachelor’s degree in Engineering from NM University.

Oleg Bershadsky

Mr. Bershadsky joined the IAS team in 2019 to lead global business operations, monetization, analytics, and sales strategy. He was appointed Chief Operating Officer in 2020. Prior to IAS, Mr. Bershadsky was with Verizon Media (NYSE: VZ), where he led Americas Business Operations, Sales Insights, and Global Data Solutions functions between 2017 and 2019. Mr. Bershadsky joined Verizon Media via its acquisition of Yahoo! Between 2008 and 2017, Mr. Bershadsky held various roles at Yahoo!, including Senior Director of Business Operations. Mr. Bershadsky holds a Master’s Degree in Politics and International Relations from New York University and a bachelor’s degree in Economics from Stony Brook University.

Michael Fosnaugh

Michael Fosnaugh has served on our Board since 2018. Mr. Fosnaugh is a Senior Managing Director at Vista. Mr. Fosnaugh is Co-Head of Vista’s Flagship Fund and sits on the Flagship Fund’s Investment Committee. Additionally, Mr. Fosnaugh serves as a member of Vista’s Executive Committee, the firm’s governing and decision-making body for matters affecting its overall management and strategic direction, and Vista’s Private Equity Management Committee, the firm’s decision-making body for matters affecting Vista’s overall private equity platform. Mr. Fosnaugh currently serves as Chairman of the Board for Ping Identity Holding Corp. (NYSE: PING) and Jamf Holding Corp. (NASDAQ: JAMF) and is on the board of several of Vista’s private portfolio companies, including Acquia Inc., Advicent Solutions Inc., Alegeus Technologies Holdings Corp., Applause App Quality Inc., CentralSquare Technologies, LLC, EAB Global Inc., Greenway Health LLC, Market Track, LLC, Mediaocean LLC, PlanSource Benefits Administration Inc., SmartBear Software Inc., STATS LLC (d/b/a STATS Perform) and Triple Lift, Inc. Mr. Fosnaugh was actively involved in Vista’s investments in Forcepoint LLC, MRI Software, LLC, SirsiDynix Corporation, Sunquest Information Systems Inc., Vertafore, Inc., Websense, Inc., and Zywave, Inc. Mr. Fosnaugh is Co-Head of Vista’s Chicago office. Prior to joining Vista in 2005, Mr. Fosnaugh worked in the Technology, Media & Telecommunications group at SG Cowen & Co., where he focused on the software, services and financial technology sectors. While at SG Cowen & Co., Mr. Fosnaugh advised clients on buy-side and sell-side transactions, public and private equity financings and other strategic advisory initiatives. Mr. Fosnaugh received a bachelor’s degree in economics, cum laude, from Harvard College. Mr. Fosnaugh’s extensive experience in the areas of corporate strategy, technology, finance, marketing, business transactions and software investments, as well as his experience working with other technology and software companies, make him a valuable member of our Board.

Rod Aliabadi

Mr. Aliabadi has served on our Board since June 2018. Mr. Aliabadi is a Managing Director at Vista and sits on the Flagship Fund’s Investment Committee. Prior to joining Vista in 2008, Mr. Aliabadi worked at the

Stanford Genome Technology Center, focusing on the development of nanotechnology-driven diagnostics. Mr. Aliabadi currently serves on the board of Ping Identity Holding Corp. and several of Vista’s private portfolio companies, including Acquia Inc., EAB Global Inc., MediaOcean LLC, QuickBase, Inc., and Triple Lift, Inc. Mr. Aliabadi received a bachelor of engineering in biomedical engineering from Vanderbilt University. We believe Mr. Aliabadi’s extensive experience in the areas of corporate strategy, technology, finance and engineering, as well as his experience on the boards of other technology and software companies, make him a valuable member of our Board.

Martin Taylor

Mr. Taylor has served on our Board since 2018. Mr. Taylor is an Operating Managing Director at Vista Equity Partners. In his capacity as an Operating Managing Director he works with the leadership teams in the Vista portfolio creating value. Mr. Taylor currently serves on the board of Jamf Holding Corp., and several of Vista’s private portfolio of companies. He also works on a variety of cross portfolio initiatives. Prior to joining Vista in 2006, Mr. Taylor spent over 13 years at Microsoft in various capacities, including roles managing corporate strategy, sales, product marketing and various segment focused teams in North America and Latin America. Mr. Taylor attended George Mason University. We believe Mr. Taylor’s extensive experience in the areas of corporate strategy, technology, finance, marketing, business transactions and mergers and acquisitions as well as his experience serving on the boards of other technology and software companies, make him a valuable member of our Board.

Brooke Nakatsukasa

Ms. Nakatsukasa has served on our Board since December 2020. Ms. Nakatsukasa joined Vista Equity Partners in August 2016 and is currently a Vice President on the private equity Flagship team. Ms. Nakatsukasa currently works with the firm’s investments in Gainsight, Inc., iCIMS, Inc., Ping Identity Holding Corp., and Zapproved LLC and was actively involved with Vista’s investments in Datto (NYSE: MSP), Market Track, LLC, and QuickBase, Inc. Prior to joining Vista, Ms. Nakatsukasa worked at Deutsche Bank as an analyst in the Financial Sponsors Group, where she advised private equity clients on mergers, acquisitions and capital raises across a variety of sectors including consumer, industrials and financial institutions. Ms. Nakatsukasa holds a B.B.A. in Finance, magna cum laude, from the George Washington School of Business at George Washington University. We believe Ms. Nakatsukasa’s public company experience as well as her insights into the areas of technology, private equity and finance will make her a valuable member of our board.

Bridgette Heller

Ms. Heller has served on our board since May 2021. Ms. Heller founded the Shirley Proctor Puller Foundation in 2014 and currently serves as the Chief Executive Officer. Previously, from 2016 to 2019, Ms. Heller served as the Executive Vice President and President of Nutricia, the Specialized Nutrition Division of Danone S.A. Ms. Heller also previously served as Executive Vice President of Merck & Co., Inc. (NYSE: MRK) and President of Merck’s Consumer Care division from 2010 to 2015. Prior to joining Merck & Co., Inc., Ms. Heller was the President of Johnson and Johnson’s (NYSE: JNJ) Global Baby Business Unit from 2007 to 2010, and served as President of its Global Baby, Kids, and Wound Care business from 2005 to 2007. Ms. Heller also served as Executive Vice President and General Manager of Kraft Foods’ (NASDAQ: KHC) North American Coffee Portfolio from 2002 to 2005. Currently, Ms. Heller is a director on the boards of Dexcom, Inc. (NASDAQ: DXCM), Aramark, Inc. (NYSE: ARMK), and Novartis AG (NYSE: NVS). Ms. Heller received her bachelor’s degree in Economics and Computer Studies from Northwestern University and an MBA from Northwestern University’s Kellogg Graduate School of Management. She is a Trustee of Northwestern, a member of the Weinberg College Board of Visitors and serves on Advisory Board for the Kellogg School. We believe Ms. Heller’s extensive business experience as well as her insights into the area of technology will make her a valuable member of our Board.

Jill Putman

Ms. Putman has been a member of the board of directors since April 2021. Ms. Putman has been the Chief Financial Officer of Jamf Holding Corp. since 2014. Prior to her role at Jamf Holding Corp., Ms. Putman was the Chief Financial Officer at Kroll Ontrack from July 2011 until May 2014. From 1997 to 2009, Ms. Putman held several roles, including VP of Finance, at Secure Computing, which was acquired by McAfee in 2008. Ms. Putman began her career with KPMG, serving in its audit practice. Ms. Putman holds a bachelor’s degree in Accounting and Psychology from Luther College, an MBA from the University of St. Thomas, and is a CPA, inactive. We believe Ms. Putman’s leadership experience as a board member and executive at high-growth technology companies qualifies her to serve on the board.

Otto Berkes

Mr. Berkes has served on our board since August 2020. Mr. Berkes is currently the Chief Executive Officer at Acendre, a provider of talent management software solutions. Before Acendre, Mr. Berkes led the development of the popular HBO GO video streaming platform from 2011 to 2015. Mr. Berkes joined HBO after an 18-year career at Microsoft, where he drove groundbreaking hardware and software innovation in computer graphics, home entertainment, mobile devices, and cloud services. Mr. Berkes earned a B.A. in Physics with a minor in Music Performance from Middlebury College, and he holds a MS of Computer Science and Electrical Engineering from the University of Vermont. We believe Mr. Berkes’ experience and expertise in building businesses with innovative technology solutions will makes him a valuable member of our board.

Christina Lema

Christina Lema is expected to join our board prior to the completion of this offering. Ms. Lema has served as Managing Director and General Counsel of Vista Equity Partners since February 2012. As General Counsel of Vista, she divides her time between corporate and transactional matters, fund formation, every day legal matters, and advising Vista’s portfolio companies. Ms. Lema earned a B.A. in Economics and Spanish from the University of Pennsylvania and a J.D. from the Columbia University School of Law. We believe Ms. Lema’s expertise in legal matters and experience working with similar companies will make her a valuable member of our board.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of nine directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and with the prior written consent of Vista for so long as it holds director nomination rights. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Mr. Fosnaugh, Mr. Aliabadi, and Mr. Taylor and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be Mr. Berkes, Ms. Nakatsukasa, and Ms. Utzschneider, and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be Ms. Putman, Ms. Lema, and Ms. Heller and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock then outstanding. If Vista’s beneficial ownership falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that Vista will have the right to designate the Chair of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering, Mr. Fosnaugh will be the Chair of our Board.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

The listing standards of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that Ms. Putman, Mr. Berkes and Ms. Heller meet the NASDAQ requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more information.

Controlled Company Status

After completion of this offering, Vista will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under NASDAQ rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Lisa Utzschneider
Michael Fosnaugh		X
Rod Aliabadi		X(Chair)
Martin Taylor		X
Jill Putman	X(Chair)
Otto Berkes	X
Brooke Nakatsukasa		X
Bridgette Heller	X
Christina Lema

Audit Committee

Following this offering, our Audit Committee will be composed of Ms. Putman, Mr. Berkes, and Ms. Heller, with Ms. Putman serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and NASDAQ, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Ms. Putman, Mr. Berkes and Ms. Heller meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. We anticipate that, prior to our completion of this offering, our Board will determine that                  is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NASDAQ. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of Mr. Fosnaugh, Mr. Aliabadi, and Mr. Taylor, with Mr. Aliabadi serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the NASDAQ rules with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NASDAQ;

•	reviewing and establishing our overall management compensation, philosophy, and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of Vista under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties, and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” as defined in the JOBS Act for purposes of the SEC’s executive compensation disclosure rules. In accordance with those rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated executive officers at the end of the last completed fiscal year. Accordingly, for the purposes of the disclosures in this section, our “Named Executive Officers” are:

Name	Principal Position
Lisa Utzschneider	Chief Executive Officer
Joseph Pergola	Chief Financial Officer
Tom Sharma	Chief Product Officer

2020 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Lisa Utzschneider (Chief Executive Officer)	2020	$491,667		$250,000	—	$16,738	$758,405
Joseph Pergola (Chief Financial Officer)	2020	$256,455	(4)	$150,000	$2,061,528	$10,890	$2,478,873
Tom Sharma (Chief Product Officer)	2020	$66,667		$26,667	$2,152,591	$1,382	$2,247,307

(1)

Amounts reported in the “Bonus” column represent discretionary bonuses awarded with respect to the 2020 fiscal year. Please see the section entitled “Narrative Disclosure to the Summary Compensation Table—Employment Agreements” below for additional details regarding our bonus structure.

(2)

Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of non-qualified options to purchase non-voting units of Integral Ad Science Holding LLC, granted in the 2020 fiscal year pursuant to the Integral Ad Science Holding LLC 2018 Non-Qualified Unit Option Plan that are subject to performance-based vesting requirements (the “Return Target Options”). Each award granted in the 2020 fiscal year also included options subject to time-based vesting requirements (the “Service Options”). The Service Options are not in the scope of FASB ASC Topic 718 and therefore do not have an aggregate grant date fair value, but for the purposes of the amounts in the “Option Awards” column, the value of the Service Options was determined using a Black Scholes option-pricing model. Amounts reported in the “Option Awards” column reflect (i) in the case of Mr. Pergola, $1,577,107 in Service Options and $484,421 in Return Target Options granted during the 2020 fiscal year; and (ii) in the case of Mr. Sharma, $1,721,787 in Service Options and $430,804 in Return Target Options granted during the 2020 fiscal year. Please see the sections entitled “Narrative Disclosure to the Summary Compensation Table—Equity Incentives” and “Additional Narrative Disclosures—Integral Ad Science Holding LLC 2018 Non-Qualified Unit Option Plan” below for more details regarding these awards.

(3)

Amounts reported in the “All Other Compensation” column reflect (i) in the case of Ms. Utzschneider, $8,550 in profit sharing contributions and $8,188 in 401(k) plan matching contributions made on her behalf during the 2020 fiscal year; (ii) in the case of Mr. Pergola, $8,550 in profit sharing contributions and $2,340 in 401(k) plan matching contributions made on his behalf during the 2020 fiscal year; and (iii) in the case of Mr. Sharma, $1,382 in profit sharing contributions. The profit sharing contributions were made based on the Company’s performance in lieu of our typical 401(k) matching contributions, which were temporarily suspended in April 2020 due to COVID-19. Please see the section entitled “Additional Narrative Disclosure—Retirement Benefits” for additional information regarding 401(k) plan contributions.
(4)	Effective November 24, 2020, Mr. Pergola’s role was changed from Chief of Staff to Chief Financial Officer. In connection with this, his annual base salary was adjusted from $285,000 to $375,000.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have entered into employment agreements, as amended, with each of our Named Executive Officers that provide for each executive’s annual base salary, target bonus opportunity, eligibility to receive options to purchase non-voting units of Integral Ad Science Holding LLC, and eligibility to participate in our benefit plans generally.

Each of Ms. Utzschneider, Mr. Pergola, and Mr. Sharma’s annual base salaries for the 2020 fiscal year were $500,000, $375,000, and $400,000, respectively, and their annual potential discretionary bonuses were 50%, 40%, and 40%, respectively, of their base salaries. As noted above, Mr. Pergola’s annual base salary was adjusted from $285,000 to $375,000, effective November 24, 2020. The annual discretionary bonuses are determined in the discretion of the Board based on financial targets such as revenue, recurring revenue, gross profit, and/or EBITDA targets. In addition to these financial targets, the achievement of certain “stretch” targets, as determined in the sole discretion of the Board, will entitle each Named Executive Officer an additional bonus of up to 10% of base salary (in the case of Ms. Utzschneider, 50%). Pursuant to his employment agreement, Mr. Sharma is also eligible for an additional one-time discretionary bonus in the aggregate amount of up to $101,000 on or around February 1, 2021, subject to his achievement of pre-established performance goals and his continued employment through the payment date.

The employment agreements provide for certain severance benefits upon a resignation by the applicable executive for “good reason” or upon a termination by the Company without “cause.” Please see the section entitled “Additional Narrative Disclosure—Potential Payments upon Termination or Change in Control” below for more details regarding the severance benefits provided to our Named Executive Officers under the employment agreements.

Equity Incentives

Pursuant to the Integral Ad Science Holding LLC 2018 Non-Qualified Unit Option Plan (the “2018 Plan”), we have historically offered long-term incentives to our Named Executive Officers through grants of options to purchase interests in Integral Ad Science Holding LLC (the “Options”). The Service Options are subject to service-based vesting requirements and accelerated vesting upon the occurrence of certain change in control events. The Return Target Options are subject to vesting based on total equity return, and expire if such return-based vesting requirements are not met upon certain change in control events. The Return Target Options will vest in connection with certain change in control events, upon the achievement of a 3x return on investment to Vista. See below under “Additional Narrative Disclosures— Integral Ad Science Holding LLC 2018 Non-Qualified Unit Option Plan” for additional details regarding these awards, and under “Additional Narrative Disclosure—Potential Payments upon a Termination or Change in Control” for additional information regarding the circumstances that could result in accelerated vesting of these awards.

Outstanding Equity Awards at 2020 Fiscal Year-End

	Option Awards(1)
Name	Number of securities underlying unexercised options exercisable (#)(2)	Number of securities underlying unexercised options unexercisable (#)(3)		Option exercise price ($)	Option expiration date (8)
Lisa Utzschneider	3,709.6950	9,009.2592	(4)	$1,000.00	01/07/2029
Joseph Pergola	75.3216	376.608	(5)	$1,055.58	10/19/2029
	—	1,656.7265	(6)	$2,075.98	11/24/2030
Tom Sharma	—	1,807.4184	(7)	$2,075.98	11/2/2030

(1)

For each Named Executive Officer, two-thirds (2/3) of the Options disclosed in this table are Service Options and the remaining one-third (1/3) are Return Target Options. Twenty-five percent (25%) of the Service Options vest on the first anniversary of the vesting commencement date, and 6.25% of the Service Options vest on the last day of each calendar quarter following the first anniversary of the vesting commencement date until 100% of the Service Options are vested, subject to the Named Executive Officer’s continued employment through the applicable vesting date. The Return Target Options vest upon the achievement of a 3x return on investment to Vista upon certain change in control events. The treatment of these awards upon certain terminations of employment and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

(2)	Awards reflected as “exercisable” are Service Options that have vested, but remain outstanding.
(3)	Awards reflected as “unexerciseable” are Service and Return Target Options that have not vested.
(4)

Under the terms of the applicable Option award agreement, (i) 3,709.6950 Service Options are vested and exercisable, (ii) 4,769.6078 Service Options are unvested; and (iii) 4,239.6514 Return Target Options are unvested and will vest upon the achievement of a 3x return on investment to Vista upon certain change in control events, so long as Ms. Utzschneider remains employed through the date of such event.

(5)

Under the terms of the applicable Option award agreement, (i) 75.3216 Service Options are vested and exercisable, (ii) 225.9648 Service Options are unvested; and (iii) 150.6432 Return Target Options are unvested and will vest upon the achievement of a 3x return on investment to Vista upon certain change in control events, so long as Mr. Pergola remains employed through the date of such event.

(6)

Mr. Pergola received an additional Option grant upon his promotion to CFO. Under the terms of the applicable Option award agreement, (i) none of the Service Options are vested and exercisable, (ii) 1,104.4843 Service Options are unvested; and (iii) 552.2422 Return Target Options are unvested and will vest upon the achievement of a 3x return on investment to Vista upon certain change in control events, so long as Mr. Pergola remains employed through the date of such event.

(7)

Under the terms of the applicable Option award agreement, (i) none of the Service Options are vested and exercisable, (ii) 1,204.9456 Service Options are unvested; and (iii) 602.4728 Return Target Options are unvested and will vest upon the achievement of a 3x return on investment to Vista upon certain change in control events, so long as Mr. Sharma remains employed through the date of such event.

(8)

These awards are subject to expiration upon the earlier of (i) thirty (30) days after the termination of the Named Executive Officer and (ii) the tenth anniversary of the date of the Option award agreement. The date disclosed as the “expiration date” is the tenth anniversary of the date of grant of each Option award.

Additional Narrative Disclosure

Retirement Benefits

We do not have a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the Named Executive Officers, can make voluntary pre-tax contributions. We match 50% of elective deferrals made by employees, up to 3% of each employee’s base salary with respect to each calendar year. All amount contributed to employees’ accounts, including these matching contributions, are 100% vested at all times. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living. With respect to the 2020 fiscal year, the company suspended 401(k) matching contributions in April 2020 for the remainder of the 2020 fiscal year. In lieu of these contributions, as noted above, at the end of the 2020 fiscal year, we made profit sharing contributions to our 401(k) plan on behalf of each employee, including to the Named Executive Officers, based on the Company’s performance.

Potential Payments upon Termination or Change in Control

Each Named Executive Officer’s outstanding Service Options will accelerate and vest upon a “termination event,” which is generally defined as (i) any sale or transfer by the Company (or any of its significant subsidiaries) of all or substantially all of their assets on a consolidated basis, (ii) any consolidation, merger or reorganization of the Company (or any of its significant subsidiaries) with or into any other entity or entities as a result of which any person or group other than the pre-public investors obtains possession of voting power to elect a majority of the surviving entity’s board of directors or, in the case of a surviving entity which is not a corporation, governing body, or (iii) any sale or transfer to any third party of units or shares of the capital stock of any significant subsidiary by the holders thereof as a result of which any person or group other than the pre-public investors obtains possession of voting power to elect a majority of the Company’s board of managers or the board of directors or any other governing body of the applicable significant subsidiary.

Our Named Executive Officers’ employment agreements provide that upon a termination by us other than for “cause” or upon a resignation by such executive for “good reason,” each as defined therein, subject to the execution and delivery of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, Ms. Utzschneider will receive salary continuation payments and continued COBRA coverage at the Company’s expense for 12 months and, at the sole discretion of the Board, a prorated portion of any bonus that may have been awarded in the year of termination; Mr. Pergola will receive salary continuation payments for 6 months, continued COBRA coverage at the Company’s expense for up to 3 months and, at the sole discretion of the Board, a prorated portion of any bonus that may have been awarded in the year of termination; Mr. Sharma will receive salary continuation payments for 12 months, continued COBRA coverage at the Company’s expense for up to 3 months and, at the sole discretion of the Board, a prorated portion of any bonus that may have been awarded in the year of termination. The employment agreements also contain certain restrictive covenants, including provisions that create restrictions, with certain limitations, on our Names Executive Officers (i) soliciting any customers, soliciting or hiring Company employees or inducing them to terminate their employment during the term of the Named Executive Officers’ employment with the Company and, in the case of Ms. Utzschneider and Mr. Sharma, for a 12 month period following termination of employment, and in the case of Mr. Pergola, for a 24 month period following termination of employment, (ii) competing with the Company during the term of the Named Executive Officers’ employment with the Company and, in the case of Ms. Utzschneider and Mr. Sharma, for a 12 month period following termination of employment, and in the case of Mr. Pergola, for a 24 month period following termination of employment, in each case, subject to restrictions in certain jurisdictions, (iii) making disparaging statements about the Company or its officers, directors or employees, and (iv) disclosing confidential information of the Company or its affiliates.

For the purposes of each Named Executive Officer’s employment agreement:

•

“Cause” means any of the following: (i) a material failure to perform his or her responsibilities or duties to the Company, subject to certain a notice and cure period; (ii) engagement in illegal conduct or gross misconduct that the Company in good faith believes has materially harmed, or is reasonably likely to materially harm , the standing and reputation of the Company; (iii) commission or conviction of, or plea of guilty or nolo contendere to, a felony, a crime involving moral turpitude or any other act or omission that the Company in good faith believes has materially harmed, or is reasonably likely to materially harm , the standing and reputation of the Company; (iv) a material breach of his or her duty of loyalty to the Company or material breach of the Company’s written code of conduct and business ethics or a violations of any of the restrictive covenants; (v) fraud, gross negligence or repetitive negligence committed without regard to written corrective direction in the course of the discharge of duties as an employee to the Company; or (vi) excessive and unreasonable absences from his or her duties for any reason (other than an authorized leave or as a result of disability).

For the purposes of the employment agreement with Ms. Utzschneider:

•

“Good Reason” means, subject to certain notice and cure provisions, any of the following: (i) a material, adverse change in Ms. Utzschneider’s duties or responsibilities; (ii) a reduction of greater than 10% of her base salary, or that is not implemented in conjunction with a general decrease in salary for the executive management team; (iii) a material breach by us of any employment agreement employment agreement between the Named Executive Officer and the Company; or (iv) a relocation of her primary place of work by more than 25 miles.

For the purposes of the employment agreement with each of Messrs. Pergola and Sharma:

•

“Good Reason” means, subject to certain notice and cure provisions, any of the following: (i) a material, adverse change in his duties or responsibilities; (ii) a change from reporting to the CEO, except that a change to reporting to the COO, the President or the Board shall not constitute Good Reason; (iii) a reduction in base salary of greater than 10% of his base salary, or that is not implemented in conjunction with a general decrease in salary for the executive management team; (iv) a material breach by us of any employment agreement between the Named Executive Officer and the Company; or (iv) a relocation of his primary place of work by more than fifty (50) miles.

Integral Ad Science Holding LLC 2018 Non-Qualified Unit Option Plan

The 2018 Plan permits the granting of only options that do not qualify as incentive options under Section 422 of the Code. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option is established by the administrator and may not exceed ten (10) years from the date of grant.

Our Board designated a Special Committee as the administrator of the 2018 Plan. The administrator has the full power to select the individuals eligible for awards, the individuals to whom awards will be grated, and to determine the specific terms and conditions of each award. The administrator is authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants without shareholder approval. Persons eligible to participate in the plan are those officers, employees, directors, consultants and other advisors (including prospective employees, but conditioned upon their employment) of the Company and its subsidiaries as selected from time to time by the administrator in its discretion.

Our Board has determined not to make any further awards under the 2018 Plan following the completion of this offering.

2021 Employee Stock Purchase Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the 2021 Employee Stock Purchase Plan (the “ESPP”), the material terms of which are summarized below, prior to the completion of this offering. This summary is not a complete description of all of the provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

A total of             shares of our common stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (i)     % of the shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our Board, provided that no more than             shares of our common stock may be issued under the Section 423 Component. In no event will more than the reserved shares of our common stock be available for issuance under the ESPP. Our Board or a committee of our Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

We expect that all of our employees and employees of any designated subsidiary, as defined in the ESPP, will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase stock under our ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

Grant of Rights

Stock will be offered under the ESPP during offering periods. Each offering will consist of an offering period commencing on the first day of the calendar quarter following the end of the immediately preceding offering period. The plan administrator may, at its discretion, choose a different length of the offering period not to exceed 27 months. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase date for each offering period will be the final trading day in the offering period. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The maximum number of shares that may be purchased by a participant during any offering period will be             shares. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be     % of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and rights granted under the ESPP are generally exercisable only by the participant.

Certain Transactions

In the event of certain transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) an adjustment to the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Omnibus Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt the 2021 Omnibus Incentive Plan (the “2021 Plan”), for the benefit of employees, consultants and directors prior to the completion of this offering. This summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Our Named Executive Officers will be eligible to participate in the 2021 Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the 2021 Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2021 Plan, a certain number of shares of common stock will initially be reserved for issuance pursuant to awards under the 2021 Plan. The total number of shares reserved for issuance under the 2021 Plan may be issued pursuant to incentive options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2021 Plan.

The total number of shares reserved for issuance under the 2021 Plan will be increased on January 1 of each of the first 10 calendar years during the term of the 2021 Plan, by the lesser of (i)     % of the total number of shares of common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of common stock determined by our Board or compensation committee.

Administration

The 2021 Plan will be administered by our Board, except to the extent our Board elects a committee of directors to administer the 2021 Plan (as applicable, the “Administrator”). The Administrator has broad discretion to administer the 2021 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. To the extent the Administrator is not our Board, our Board will retain the authority to take all actions permitted by the Administrator under the 2021 Plan.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan.

Non-Employee Director Compensation Limits

Under the 2021 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our Board having a value in excess of $         . Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our Board, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Right (“SAR”). A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted stock award will have rights as a shareholder, including the right to vote the shares of common stock subject to the restricted share award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Stock Units (“RSU”). An RSU is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Share awards. A share award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the 2021 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2021 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with us or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2021 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2021 Plan will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2021 Plan.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the 2021 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2021 Plan will remain in effect for a period of 10 years (unless earlier terminated by our Board).

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of, the other non-employee members of our Board in 2020.

Name	Fees earned or paid in cash ($)(1)	Total ($)
Bill Wise	100,000	100,000
Otto Berks	100,000	100,000

(1)	Messrs. Wise and Berks received cash Board fees of $25,000 per quarterly meeting.

Non-Employee Director Compensation Policy

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the consummation of this offering, we anticipate that directors who are not also officers or employees of the Company will receive compensation for their service on our Board and committees thereof. The amount and form of such compensation has not yet been determined. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

PRINCIPAL SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of                 , 2021 and as adjusted to reflect the completion of the Corporate Conversion and sale of the common stock in this offering, for

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of                         , after giving effect to the Corporate Conversion. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to                additional shares of common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 95 Morton St. 8th Floor, New York, NY 10014. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
	Number of Shares	Percentage		Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
					Percentage	Percentage
5% Stockholders:			%				%
Vista Funds(1)
Atlas Venture Fund VIII, L.P.(2)
Sapphire Ventures Fund II, LP(3)
Directors and Named Executive Officers:
Lisa Utzschneider
Joseph Pergola
Tom Sharma
Directors and executive officers as a group ( individuals)

(1)

Represents                shares held directly by Vista Equity Partners Fund VI, L.P. (“VEPF VI”),                shares held directly by Vista Equity Partners Fund VI-A, L.P. (“VEPF VI-A”), and                shares held directly by VEPF VI FAF, L.P. (“FAF,” and collectively with VEPF VI and VEPF VI-A, the “Vista Funds”). Vista Equity Partners Fund VI GP, L.P. (“Fund VI GP”) is the sole general partner of each of VEPF VI, VEPF VI-A and FAF. Fund VI GP’s sole general partner is VEPF VI GP, Ltd. (“Fund VI UGP”). Robert F. Smith is the sole director and one of 11 members of Fund VI UGP. VEPF Management, L.P. (“Management Company”) is the sole management company of each of the Vista Funds. The Management Company’s sole general partner is VEP Group, LLC (“VEP Group”), and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund VI GP, Fund VI UGP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by the Vista Funds. The principal business address of each of the Vista Funds, Fund VI GP, Fund VI UGP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.
(2)

Represents                      shares held directly by Atlas Venture Fund VIII, L.P. (“Atlas VIII”). Atlas Venture Associates VIII, L.P. (“AVA VIII LP”) is the sole general partner of Atlas VIII. Atlas Venture Associates VIII, Inc. (“AVA VIII Inc.”) is the sole general partner of AVA VIII LP and its four directors are Jeff Fagnan, Peter Barrett, Jean-Francois Formela and Bruce Booth, who may act by majority. Each of Atlas VIII, AVAI VIII LP and AVA VIII Inc. disclaim beneficial ownership of all shares except to the extent of its pecuniary interest, if any, therein. The business address of each of Atlas VIII, AVA VIII LP and AVA VIII Inc. is 56 Wareham Street, Floor 3, Boston, MA 02118.

(3)

Represents                      shares held directly by Sapphire Ventures Fund II, L.P. (“SAP LP”) and shares held directly by Sapphire SAP HANA Fund of Funds, LP (“HANA LP”). Sapphire Ventures (GPE) II, L.L.C. (“SAP GP”) is the general partner of Sapphire Ventures Fund II, L.P. (“SAP LP”). Nino N. Marakovic, Richard Douglas Higgins, Jayendra Das, David A. Hartwig and Andreas Weiskam are the managing members of SAP GP. Sapphire SAP HANA Fund of Funds (GPE), L.L.C (“HANA GP”) is the general partner of Sapphire SAP HANA Fund of Funds, LP (“HANA LP”). Nino N. Marakovic, Elizabeth AE Clarkson, Richard Douglas Higgins, Jayendra Das, David A. Hartwig and Andreas Weiskam are the managing members of HANA GP. The managing members of SAP GP and HANA GP may be deemed to share voting and investment power with respect to the shares held by SAP LP and HANA LP, respectively. The mailing address of each of the entities identified in this footnote is 801 W. 5th St., Suite 100, Austin, TX 78703. The managing members each disclaim beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees, and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2018 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Vista that provides Vista the right to designate nominees for election to our Board for so long as Vista beneficially owns 5% or more of the total number of shares of our common stock that it owns as of the completion of this offering. Vista may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock beneficially owned by Vista upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or similar changes in the Company’s capitalization, or such amount of shares, as adjusted, the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount. In each case, Vista’s nominees must comply with applicable law and stock exchange rules. In addition, Vista shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Vista’s beneficial ownership at such time. Vista shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista owns less than 5% of the Original Amount.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with Vista. Vista will be entitled to request that we register Vista’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Vista will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista’s expenses in connection with Vista’s exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by Vista and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Vista and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Management Agreement

We entered into a management agreement with Vista Equity Partners Management (“VEPM”) , pursuant to which VEPM was retained to provide us with certain management and consulting services. We agreed to indemnify VEPM against liabilities that may arise by reason of their service. We reimburse VEPM for any out-of-pocket costs and expenses, and have recorded expenses under the management agreement of $0.04 million, $0.04 million and $0.1 million for the years ended December 31, 2018, 2019 and 2020, respectively. The management agreement will terminate at no additional cost to us in connection with the completion of this offering.

Consulting Agreement

We have used Vista Consulting Group, LLC (“VCG”), the operating and consulting arm of Vista, for consulting services, and have also reimbursed VCG for expenses related to participation by our employees in VCG sponsored events and for software and professional services centrally managed and administered by VCG and utilized by us, and also paid to VCG related fees and expenses. We paid VCG $0.9 million, $2.4 million, and $0.9 million for the years ended December 31, 2018, 2019, and 2020, respectively. Following this offering, we may continue to engage VCG from time to time, subject to compliance with our related party transactions policy.

Agreement with MediaOcean

We have subscription software arrangements with companies owned by Vista, including MediaOcean. We paid MediaOcean $0.05 million, $0.18 million, and $0.12 million for the years ended December 31, 2018, 2019, and 2020, respectively, to support an integration of our data into the Prisma system at MediaOcean. Following this offering, we may continue to engage MediaOcean for subscription software services, subject to compliance with our related party transactions policy.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

Senior Secured Credit Agreement

On July 19, 2018, Integral Ad Science, Inc., as borrower, Kavacha Intermediate, LLC (“Holdings”), as a guarantor, each of the other guarantors party thereto, each of which are wholly-owned subsidiaries of ours, entered into the $325.0 million Credit Agreement with a syndicate of lenders and Goldman Sachs BDC, Inc. (“the Administrative Agent”), as Administrative Agent and Collateral Agent, comprised of the $25.0 million Revolving Credit Facility and $325.0 million Term Loan Facility. Pursuant to the Credit Agreement Amendment, the Term Loan Facility was increased to $345.0 million. A portion of the proceeds from the borrowings under the Credit Agreement were used to fund the Vista acquisition of us and a portion of the incremental term loans funded pursuant to the Credit Agreement Amendment were used to fund the acquisition of ADmantX S.p.A. As of March 31, 2021, we had outstanding debt of $355.9 million under our Term Loan Facility and no amounts were drawn under our Revolving Credit Facility. As of March 31, 2021, the interest rate on our Term Loan Facility and Revolving Credit Facility was 7.0%.

Interest Rates and Fees

In addition to the cash pay interest described below, the Credit Agreement includes Paid in Kind (“PIK”) interest which bears an interest rate of 1.25% per annum. All PIK interest due is paid by capitalizing such interest and adding such applicable PIK interest to the principal amount of the outstanding Term Loan. Borrowings under the Credit Agreement bear interest (cash pay) at a rate per annum, at the borrower’s option, equal to an applicable margin, plus, (a) for alternate base rate borrowings, the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” in the United States, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00%, and (iii) the Adjusted LIBOR for a one month interest period on such day plus 1.00% and (b) for eurodollar borrowings, the Adjusted LIBOR determined by the greater of (i) the LIBOR for the relevant interest period divided by 1 minus the statutory reserves (if any) and (ii) 1.00%. As of March 31, 2021, and subject to maintaining a total leverage ratio less than 6.50 to 1.00, additional PIK interest will not accrue pursuant to the Credit Agreement.

The applicable margin for borrowings under the Credit Agreement is (a) for alternate base rate borrowings, (i) 5.00% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 4.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00 or (iii) 4.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00 and (b) for eurodollar borrowings, (i) 6.00% so long as the total leverage ratio is greater than 6.50 to 1.00, (ii) 5.50% so long as the total leverage ratio is less than or equal to 6.50 to 1.00 and greater than 5.75 to 1.00, or (iii) 5.00% so long as the total leverage ratio is less or equal to 5.75 to 1.00.

The borrower is also required to pay a commitment fee on the average daily undrawn portion of the Revolving Credit Facility of 0.375%-0.50% per annum (varying based on the leverage ratio tiers applicable to the applicable margin described above), a letter of credit fronting fee of 0.125% per annum and a letter of credit participation fee equal to the applicable margin for eurodollar revolving loans on the actual daily amount of the letter of credit exposure.

Voluntary Prepayments

The borrower may voluntarily prepay outstanding loans under the Credit Agreement (i) subject to a 0.75% premium with respect to prepayments made on or after the second anniversary of the closing date but prior to the third anniversary of the closing date (subject to certain exclusions) and (ii) on or after the third anniversary of the closing date, without premium or penalty, subject to certain notice and priority requirements.

Mandatory Prepayments

The Credit Agreement requires the borrower to prepay, subject to certain exceptions, the Term Loan Facility with:

•

commencing with the fiscal year ending on December 31, 2019, 50% of excess cash flow for the fiscal year then ended, minus, at the borrower’s option, certain optional prepayments and permitted assignments of indebtedness, to the extent such amount is above a threshold amount and subject to step downs to (i) 25% when total leverage ratio is less than or equal to 6.50 to 1.00 but greater than 5.50 to 1.00, and (ii) 0% when total leverage ratio is less than or equal to 5.50 to 1.00;

•	100% of the net cash proceeds of certain asset sales or casualty events above a threshold amount, subject to reinvestment rights and other exceptions; and

•	100% of the net cash proceeds of any issuance or incurrence of debt other than debt permitted under the Credit Agreement.

Final Maturity and Amortization

The Term Loan Facility and Revolving Credit Facility will mature on July 19, 2024 and July 19, 2023, respectively. Neither of the Term Loan Facility nor the Revolving Credit Facility amortize.

Guarantors

All obligations under the Credit Agreement are unconditionally guaranteed by Holdings, and substantially all of its existing and future direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of the borrower’s and the guarantors’ assets.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict Integral Ad Science, Inc. and its subsidiaries’ ability (and, with respect to certain of the affirmative covenants and negative covenants, Holdings’ and Kavacha Holdings, Inc.’s, (“Intermediate Holdings”)), among other things, to (subject to certain exceptions set forth in the Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of its assets, including capital stock of its subsidiaries;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	engage in transactions with its affiliates;

•	make payments in respect of subordinated debt;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Agreement;

•	with respect to Holdings and Intermediate Holdings, modify their holding company status;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	materially alter the business it conducts; and

•	change its fiscal year.

Financial Covenants

The Credit Agreement requires the credit parties to maintain a last twelve months recurring revenue leverage ratio (as calculated pursuant to the Credit Agreement) of 1.60:1.00, 1.55:1.00, and 1.50:1.00 for the test periods ended December 31, 2020, March 31, 2021, and June 30, 2021, respectively, subject to a fall-away following the June 30, 2021 test period.

In addition, the Credit Agreement requires the credit parties to maintain a total leverage ratio (as calculated pursuant to the Credit Agreement) as follows:

Test Period Ended	Total Leverage Ratio
September 30, 2021	8.30:1.00
December 31, 2021	7.60:1.00
March 31, 2022	7.35:1.00
June 30, 2022	7.05:1.00
September 30, 2022	6.70:1.00
December 31, 2022	6.25:1.00
March 31, 2023	6.10:1.00
June 30, 2023	5.90:1.00
September 30, 2023	5.65:1.00
December 31, 2023	5.30:1.00
March 31, 2024	3.65:1.00
June 30, 2024	3.25:1.00

In addition, until the fiscal quarter ended June 30, 2021, the credit parties must maintain liquidity (as calculated pursuant to the Credit Agreement) as of the last day of each fiscal quarter of Holdings of at least $7,500,000.

Events of Default

The lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, including default with respect to financial and other covenants, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, and changes of control, none of which are expected to be triggered by this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of                 , 2021, we had                  shares of common stock outstanding held by                  shareholders of record and no shares of preferred stock outstanding,                  shares of common stock issuable upon exercise of outstanding stock options, assuming the completion of the Corporate Conversion, which will be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, and the effectiveness of our amended and restated certificate of incorporation upon the completion of this offering. After consummation of this offering and the use of proceeds therefrom, we expect to have                  shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares, and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have nine members.

Shareholder Action by Written Consent

Our certificate of incorporation will preclude shareholder action by written consent at any time when Vista beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Shareholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Vista. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the shareholders; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission, or repeal. At any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% (as opposed to a majority threshold that would apply if Vista beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provision establishing the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the federal district courts of the United States of America will, unless consented to in writing and to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

See “—Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.”

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders, or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Vista or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly, or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent’s address is                  and its phone number is                 .

Listing

We have applied to list our common stock on the NASDAQ under the symbol “IAS.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                 , 2021, we will have                  outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

Of the                  shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining                  shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-up Agreements

We, each of our directors, executive officers and other shareholders and option holders owning substantially all of our common stock and options to acquire common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement, we have granted Vista the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Vista or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent                % of our outstanding common stock after this offering, or                % if the underwriters exercise their option to purchase additional shares in full.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on                  during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, or Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, and Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or certain electing traders in securities that use a mark-to-market method of tax accounting;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY, AND IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amount will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act (“FATCA”), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to provide to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate) in order to avoid 30% withholding. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption from withholding, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S.

Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on certain amounts paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Barclays Capital Inc.
Evercore Group L.L.C.
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Oppenheimer & Co. Inc.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Academy Securities, Inc.
Blaylock Van, LLC
Penserra Securities LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts, and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 . We have agreed to reimburse the underwriters for certain expenses incurred by them in connection with the offering, including up to $50,000 relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock approved for listing on the NASDAQ under the trading symbol “IAS.”

We and all directors and officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to or cause any affiliate to, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (“Lock-Up Securities”);

•

file or confidentially submit any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Securities,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to our directors and officers or holders of our outstanding common stock or other securities in certain circumstances, including:

•

transactions relating to shares of common stock acquired in open market transactions after the completion of the offering contemplated hereby, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is required or voluntarily made in connection with subsequent sales of common stock acquired in such open market transactions;

•

transfers of shares of Lock-Up Securities (i) as a bona fide gift, (ii) to any immediate family member or any of its affiliates, or any trust for the direct or indirect benefit of the lock-up party, or any of its affiliates, (iii) to a corporation, partnership, limited liability company, trust or other entity of which the lock-up party, or any of its affiliates, and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, or (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii), provided that in the case of any transfer pursuant to clause (i), (ii), or (iv) (to the extent the transfer is to a transferee referred to in (i) or (ii)), each donee or transferee will sign and deliver a lock-up agreement substantially in the form described herein and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, be required or be voluntarily made during the Restricted Period (other than a filing on a Form 5 that clearly indicates in the footnotes the nature and conditions of such transfer, that such transfer is not for value and that the Lock-Up Securities subject to such transfer remain subject to the lock-up agreement described herein), and provided further that in the case of any transfer or distribution pursuant to clause (iii) and (iv) (to the extent the transfer is to a transferee referred to in (iii)), each transferee or distributee will sign and deliver a lock-up agreement substantially in the form described herein;

•

transfers of Lock-Up Securities to (i) a partner, member or stockholder, as the case may be, of such partnership, limited liability company or corporation, (ii) any wholly-owned subsidiary of the lock-up party, (iii) an affiliate (as such term is defined in Rule 405 of the Securities Act) of or (iv) if a transferee referred to in clauses (i) through (iii) above is not a natural person, any direct or indirect partner, member or shareholder of such transferee until the Lock-Up Securities come to be held by a natural person; provided that each transferee or distributee will sign and deliver a lock-up agreement substantially in the form described herein;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of ours pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period;

•

transfer of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction or transactions made to all or substantially all holders of our common stock and approved by our board of directors, the result of which is that any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act), will or would become, after giving effect to such transaction or transactions, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting securities), provided that in the event that such tender offer, merger, consolidation or other such transaction or transactions is not completed, the Lock-Up Securities will remain subject to the provisions of the lock-up agreement described herein during the Restricted Period;

•

(i) as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree or separation agreement) or regulatory agency or (ii) by will, other testamentary document or intestate succession, provided that no filing under the Exchange Act, or other public announcement, will be required or voluntarily made in connection with any such transfer during the Restricted Period (other than a filing on a Form 5 that would disclose that such transfer was a result of the operation of law, or pursuant to an order of a court or regulatory agency or by will, other testamentary document or intestate succession);

•

the repurchase of Lock-Up Securities by us pursuant to equity award agreements or other contractual arrangements providing for the right of said repurchase in connection with the termination of the lock-up party’s employment or service with us, provided that no filing under the Exchange Act, or other public announcement, be voluntarily made in connection with any such transfer, and if a report under the Exchange Act related thereto is required during the Restricted Period, such report will disclose that such transfer was a result of the repurchase of the Lock-Up Securities or such other securities by us pursuant to equity award agreements or other contractual arrangements in connection with the termination of the lock-up party’s employment or service with us;

•

pursuant to the exercise of an option to purchase Lock-Up Securities in connection with the termination or expiration of such option pursuant to its terms, provided that (1) such option was granted pursuant to a stock option plan or other equity incentive plan described herein, (2) any Lock-Up Securities received upon such exercise will be subject to the terms of the lock-up agreement described herein and (3) no filing by the lock-up party or any party (transferor or transferee) under the Exchange Act, or other public announcement be voluntarily made in connection with any such transfer, and if the holder is required to file a report under the Exchange Act related thereto during the Restricted Period, such report will disclose that such transfer was a result of the exercise of option expiring or terminating in accordance with their terms and does not result in any aggregate reduction in the beneficial ownership; or

•

a transfer to us (x) pursuant to the exercise, on a “cashless” or “net exercise” basis, of any option to purchase Lock-Up Securities granted by us pursuant to stock option or equity incentive plans described herein, or (y) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Lock-Up Securities or the vesting of any equity awards granted by us pursuant to stock option or equity incentive plans described herein, provided that no filing by the lock-up party or any party (transferor or transferee) under the Exchange Act, or other public announcement, be voluntarily made in connection with any such transfer, and a report under the Exchange Act is required to be filed during the Restricted Period, such report will disclose that such transfer was a result of the exercise, on a “cashless” or “net exercise” basis, of any option to purchase Lock-Up Securities granted by us pursuant to stock option or equity incentive plans described herein, or for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Lock-Up Securities or the vesting of any equity awards granted by us pursuant to stock option or equity incentive plans described herein.

The restrictions also do not apply to us in certain circumstances, including:

•	the sale of our common stock to the underwriters in this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof as described herein;

•	the issuance of shares, and options to purchase shares, of common stock and restricted stock units pursuant to stock option plans, stock purchase or other equity incentive plans described herein;

•

the sale or issuance of or entry into an agreement providing for the sale or issuance of common stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive common stock in connection with (x) the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any common stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive common stock pursuant to any such agreement or (y) joint ventures, commercial relationships and other strategic transactions, provided that the aggregate number of shares of common stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive common stock that we may sell or issue or agree to sell or issue pursuant to this clause does not exceed 5.0% of the total number of shares of common stock outstanding as of the closing date immediately following the completion of the offering contemplated hereby, and provided further that all recipients of any such securities shall enter into a “lock-up” agreement, substantially as described herein covering the remainder of the Restricted Period;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of ours pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Restricted Period; or

•	the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any compensation benefit plan described herein.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of securities shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No securities have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that it may make an offer to the public in the U.K. of any securities at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the securities shall require us or any of our representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and the expression “FSMA” means the Financial Services and Markets Act 2000.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling stockholders; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the U.K.

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of Class common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common stock. The common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

United Arab Emirates

The common stock has not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2019 and 2020 and for the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements, or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.integralads.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Integral Ad Science Holding LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Integral Ad Science Holding LLC (formerly known as Kavacha Topco, LLC) and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity and of cash flows for the years then ended including, the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 31, 2021

We have served as the Company’s auditor since 2011.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONSOLIDATED BALANCE SHEETS

	December 31,
(IN THOUSANDS, EXCEPT UNIT DATA)	2019	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,281	$51,734
Restricted cash	1,449	187
Accounts receivable, net	42,438	45,418
Unbilled receivables	23,775	28,083
Prepaid expenses and other current assets	7,444	4,101

Total current assets	101,387	129,523
Property and equipment, net	4,323	2,243
Internal use software, net	7,724	12,322
Intangible assets, net	300,683	243,348
Goodwill	457,649	458,586
Other long-term assets	3,465	3,557

Total assets	$875,231	$849,579

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$24,733	$38,789
Due to related party	640	150
Capital leases payable, current portion	1,427	325
Deferred revenue	1,496	1,144

Total current liabilities	28,296	40,408
Accrued rent	1,617	1,827
Net deferred tax liability	40,102	24,794
Long-term debt	345,329	351,071
Capital leases payable	215	—

Total liabilities	415,559	418,100

COMMITMENTS AND CONTINGENCIES (Note 14)
MEMBERS’ EQUITY:
Units, $1,000 par value, 608,695 units authorized at December 31, 2019, and 2020, 553,862, and 553,867 units issued and outstanding at December 31, 2019 and 2020, respectively	553,862	553,717
Additional paid-in-capital	—	—
Accumulated other comprehensive income	175	4,523
Accumulated deficit	(94,365)	(126,761)

Total members’ equity	459,672	431,479

Total liabilities and members’ equity	$875,231	$849,579

See accompanying notes to the consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)	2019	2020
Revenue	$213,486	$240,633

Operating expenses:
Cost of revenue (excluding depreciation and amortization shown below)	33,107	40,506
Sales and marketing	71,300	66,022
Technology and development	40,403	48,991
General and administrative	32,135	33,286
Depreciation and amortization	70,327	65,708

Total operating expenses	247,272	254,513

Operating loss	(33,786)	(13,880)
Interest expense, net	(32,994)	(31,570)

Net loss before benefit from income taxes	(66,780)	(45,450)
Benefit from income taxes	15,432	13,076

Net loss	$(51,348)	$(32,374)

Net loss per unit — basic and diluted	(94.42)	(58.45)

Basic and diluted weighted average units outstanding	543,840	553,902

Other comprehensive income:
Foreign currency translation adjustments	421	4,348

Total comprehensive loss	$(50,927)	$(28,026)

See accompanying notes to the consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Members’ Interest
(IN THOUSANDS, EXCEPT UNIT DATA)	Units	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total members’ equity
Balances at December 31, 2018	556,969	$556,969	$—	$(246)	$(42,575)	$514,148

Cumulative effect adjustment from adoption of revenue recognition standard, net of tax	—	—	—	—	(380)	(380)
Repurchase of units	(3,107)	(3,107)	—	—	(62)	(3,169)
Foreign currency translation adjustment	—	—	—	421	—	421
Net loss	—	—	—	—	(51,348)	(51,348)

Balances at December 31, 2019	553,862	$553,862	$—	$175	$(94,365)	$459,672

Repurchase of units	(145)	(145)			(22)	(167)
Units vested	150	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	4,348	—	4,348
Net loss	—	—	—	—	(32,374)	(32,374)

Balances at December 31, 2020	553,867	$553,717	—	$4,523	$(126,761)	$431,479

See accompanying notes to the consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2020
(IN THOUSANDS)
Cash flows from operating activities:
Net loss	$(51,348)	$(32,374)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	70,327	65,708
Amortization of debt issuance costs	1,272	1,365
Allowance for doubtful accounts	3,396	2,200
Non-cash interest expense	4,191	4,483
Deferred tax benefit	(16,929)	(15,312)
Gain on sale of assets	—	(10)
Impairment of internal use software	861	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(6,352)	(4,426)
Increase in unbilled receivables	(5,226)	(3,910)
Increase (decrease) in prepaid expenses and other current assets	(3,747)	264
Increase (decrease) in accounts payable and accrued expenses	(242)	16,114
Increase in accrued rent	1,301	202
Increase (decrease) in deferred revenue	642	(367)

Net cash (used in) provided by operating activities	(1,854)	33,937

Cash flows from investing activities:
Purchase of property and equipment	(1,059)	(638)
Acquisition of ADmantX S.p.A., net of acquired cash	(17,575)	—
Acquisition and development of internal use software	(6,400)	(9,024)

Net cash used in investing activities	(25,034)	(9,662)

Cash flows from financing activities:
Proceeds from issuance of term debt	20,000	—
Payments for debt issuance costs	(473)	—
Principal payments on capital lease obligations	(2,702)	(1,529)
Cash paid for unit repurchases	(3,169)	(167)

Net cash provided by (used in) financing activities	13,656	(1,696)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(13,232)	22,579
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(60)	1,772
Cash, cash equivalents, and restricted cash, at beginning of year	43,662	30,370

Cash, cash equivalents, and restricted cash, at end of year	$30,370	$54,721

Supplemental Disclosures:
Cash paid during the year for:
Interest	$27,866	$21,440
Taxes	$1,160	$1,424
Non-cash investing and financing activities:
Assets acquired under capital leases	$503	$212
Property and equipment acquired included in accounts payable	$114	$130

See accompanying notes to the consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

1. Description of business

Integral Ad Science Holding, LLC. and its wholly-owned subsidiaries (together, the “Company”), formerly known as Kavacha Topco, LLC, is a leading global digital advertising verification company by revenue. The Company’s mission is to be the global benchmark for trust and transparency in digital media quality for the world’s leading brands, publishers, and platforms. The Company’s cloud-based technology platform provides actionable insights and deliver independent measurement and verification of digital advertising across all devices, channels, and formats, including desktop, mobile, connected TV (“CTV”), social, display, and video. The Company’s proprietary and Media Rating Council (the “MRC”) accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and appear in a brand-safe and suitable environment in the correct geography. The Company is an independent, trusted partner for buyers and sellers of digital advertising to increase accountability, transparency, and effectiveness in the market. The Company helps advertisers optimize their ad spend and better measure consumer engagement with campaigns across platforms, while enabling publishers to improve their inventory yield and revenue.

The Company has its operations within the U.S. in New York, California, Illinois, Washington, Texas and Virginia. Operations outside the U.S. are within the U.K., Germany, Italy, Spain, Sweden, Singapore, Australia, France, Japan, Canada, Hong Kong and Brazil.

On February 23, 2021, the Company amended the certificate of formation of Kavacha Topco, LLC to change the name of the Company to Integral Ad Science Holding LLC.

2. Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements. These accounting policies have been consistently applied in the preparation of the consolidated financial statements.

(a) Basis of presentation

The Company’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect the financial position, results of operations and cash flows for all periods presented.

The Company is an Emerging Growth Company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, Emerging Growth Companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an Emerging Growth Company or (ii) it affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The adoption dates discussed below reflect this election.

(b) Basis of consolidation

The consolidated financial statements include the accounts of Integral Ad Science Holding LLC and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allocation of purchase price consideration in the business combination and the related valuation of acquired assets and liabilities, the estimated useful lives of our property and equipment, intangible assets and internal use software, the allowance for doubtful accounts, and goodwill impairment testing; the assumptions used to calculate equity-based compensation; and the realization of deferred tax assets. The Company bases its estimates on past experience, market conditions, and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

(d) Foreign currency

The reporting currency of the Company is the U.S. dollar. The functional currency of our foreign subsidiaries is the currency of the primary economic environment in which they operate, which is their local currency. The financial statements of these subsidiaries are translated into U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenue, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) in members’ equity. The Company recorded translation gains of $421 and $4,348 for the years ended December 31, 2019 and 2020, respectively. Transaction gains and losses including those on intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in foreign exchange gain (loss) in the Consolidated Statement of Operations and Comprehensive Loss. The Company recorded transaction losses of $287 and $706 for the years ended December 31, 2019 and 2020, respectively.

(e) Concentrations of credit risk

Our assets that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash equivalents consist of money market funds, which are invested through financial institutions in the United States. Such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses in such amounts and believes it is not exposed to any significant credit risk to cash.

Accounts receivable are spread over many customers in various countries. The Company maintains an allowance for uncollectible accounts receivable based on expected collectability and through the ongoing performance of credit evaluations of customers’ financial condition.

As of December 31, 2019, and 2020, no customer accounted for more than 10% of accounts receivable.

The Company has entered into long-term revenue share agreements with certain demand-side platforms. The results of operations would be adversely affected if these agreements were to be terminated.

(f) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with an original maturity date of three months or less at the time of purchase.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(g) Restricted cash

Cash amounts with restrictions are classified as restricted cash within the consolidated balance sheets.

The following table provides a roll forward of the changes in the restricted cash balance:

Restricted cash as of January 1, 2019	$3,418
Deposits for facilities leases	478
Deposits for future medical claims	193

Restricted cash as of December 31, 2019	4,089
Release of deposits for facilities leases no longer restricted	(1,096)
Release of deposits for medical claims	(6)

Restricted cash as of December 31, 2020	$2,987

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the amounts shown in the statements of cash flows.

	December 31,
	2019	2020
Cash and cash equivalents	$26,281	$51,734
Short-term restricted cash	1,449	187
Long-term restricted cash (held in other long-term assets)	2,640	2,800

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$30,370	$54,721

(h) Accounts receivable, net

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts. The allowance is estimated based on management’s knowledge of its customers’ financial condition, credit history, and existing economic conditions. Invoices are typically issued with net 30-days to net 90-days terms. Account balances are considered delinquent if payment is not received by the due date, and the receivables are written off when deemed uncollectible. The allowance for doubtful accounts are recorded in general and administrative expenses within the statements of operations and comprehensive loss.

The activity in our allowance for doubtful accounts consists of the following:

	December 31,
	2019	2020
Balance at beginning of year	$4,916	$5,843
Additional provision	3,396	2,200
Receivables written-off	(2,469)	(3,786)

Balance at the end of year	$5,843	$4,257

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(i) Property and equipment, net

Property and equipment are recognized in the consolidated balance sheet at cost less accumulated depreciation. The Company depreciates its property and equipment using the straight-line method of depreciation over the estimated useful lives of the respective assets, with the exception of leasehold improvements, which is the shorter of the useful life of the asset or the lease term, whichever is shorter.

The cost of repairs and maintenance are expensed as incurred. Major renewals or improvements that extend the useful lives of the assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed, and any resulting gain or loss is recognized in the consolidated statements of operations and comprehensive loss.

(j) Goodwill

We record as goodwill the excess of purchase price over the fair value of the net tangible and identifiable intangible assets acquired. In testing goodwill for impairment, we have the option to begin with a qualitative assessment, commonly referred to as “Step 0”, to determine whether it is more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying value. This qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, such as changes in our management, strategy and primary user base. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then a quantitative goodwill impairment analysis is performed which is referred to as “Step 1”. Depending upon the results of that measurement, the recorded goodwill may be written down, and impairment expense is recorded in the consolidated statements of operations when the carrying amount of the reporting unit exceeds the fair value of the reporting unit.

(k) Intangible assets, net

Our intangible assets consist of developed technology, customer relationships, favorable leases, and trademarks. Our intangible assets are recorded at fair value at the time of their acquisition and are stated within our consolidated balance sheets net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives or using an accelerated method. Amortization is recorded as depreciation and amortization under operating expenses within our consolidated statements of operations and comprehensive loss. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2019, and 2020, there were no events or changes in circumstances to indicate that the carrying amount of the assets may not be recoverable.

(l) Impairment of long-lived assets

All long-lived assets used in the Company’s operations are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds its estimated fair value and is recognized as a reduction in the carrying amount of the asset.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(m) Fair value measurements

The Company follows FASB ASC 820-10, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and requires certain disclosures about fair value measurements.

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the most advantageous market for the asset or liability in an orderly transaction. Fair value measurement is based on a hierarchy of observable or unobservable inputs. The standard describes three levels of inputs that may be used to measure fair value.

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical securities as of the reporting date;

Level 2 — Inputs to the valuation methodology are other significant observable inputs, including quoted prices for similar securities, interest rates, credit risk etc. as of the reporting date, and the fair value can be determined through the use of models or other valuation methodologies; and

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little, or no market activity of the securities and the reporting entity makes estimates and assumptions relating to the pricing of the securities including assumptions regarding risk.

We segregate all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

(n) Revenue recognition

The Company derives revenue primarily from advertisers and programmatic services offered through a demand side platform delivered to customers across the digital advertising platform, which the Company concludes is its performance obligation. Fees associated with our contracts include impression-based fees driven by impression volume and cost per thousand impressions (“CPM”). The solutions are designed to serve both the buy-side and the sell-side of digital ad transactions.

The Company recognizes revenue when control of the promised services are transferred to customers. Revenue from the cloud-based technology platform is primarily recognized based on impressions delivered to customers. An “impression” is delivered when an advertisement appears on pages viewed by users. The majority of the Company’s contracts are usage-based contracts with no substantive minimum commitments. The Company has certain contracts for which pricing is variable through tiered pricing arrangements or include annual base fees that do not coincide with the calendar year, requiring an estimate of the transaction price attributable to each year. The majority of the Company’s contracts have a duration of one year or less.

The Company evaluated arrangements with its customers where the customer purchases the Company’s services through a demand side platform to determine if such revenue should be reported on a gross or net basis. In these arrangements, the demand side platform collects the fee on behalf of the Company for the purchase of advertising inventory on an exchange. In these transactions, the Company is primarily responsible for providing these services directly to the customer and have latitude in establishing the sales price with the customers. As a result, the Company records revenue for the gross amounts paid by the customers for these services and records the amounts retained by the demand side platforms as a cost of revenue.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

The Company bills customers monthly based on the impressions delivered each month. Invoices are typically issued with net 30-days to net 90-days terms and customers do not have a contractual right to refunds for the impressions delivered. Cash payments received prior to the Company’s delivery of its services are recorded to deferred revenue until the performance obligation is satisfied. The Company recorded deferred revenue (contract liabilities) to account for billings in excess of revenue recognized, primarily related to contractual minimums billed in advance and customer prepayment of $1,496 and $1,144 as of December 31, 2019 and 2020, respectively.

The Company incurs incremental contract costs of obtaining a contract from sales commissions. The Company has elected to expense commission costs when incurred for contracts with an expected amortization period of one year or less. These costs are recorded in sales and marketing expenses within the consolidated statement of operations and comprehensive loss.

See Note 11, Segment data, for disaggregated revenue by geographic region.

(o) Net loss per unit

Basic net income (loss) per unit is computed by dividing the net income (loss) by the weighted-average number of units outstanding during the reporting period, without consideration for potentially dilutive securities. Diluted net income (loss) per unit is computed by dividing the net income (loss) attributable to members’ by the weighted-average number of units and potentially dilutive securities outstanding during the period. As the Company has reported a net loss for the periods presented, all potentially dilutive securities are antidilutive and were excluded from the computation of diluted net loss per unit attributable to the unitholders.

(p) Income taxes

The Company is subject to U.S. federal, state, and local income taxation on its income. The Company accounts for income taxes using an asset and liability approach, which requires estimates of taxes payable or refunds for the current period and estimates of deferred income tax assets and liabilities for the anticipated future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax purposes. Current and deferred income tax assets and liabilities are based on provisions of the enacted income tax laws and are measured using the enacted income tax rates and laws that are expected to be in effect when the future tax events are expected to reverse. The effects of future changes in income tax laws or rates are not anticipated. The income tax provision is comprised of the current income tax expense and the change in deferred income tax assets and liabilities.

The portion of any deferred tax asset for which it is more likely than not that a tax benefit will not be realized is offset by recording a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The tax effects of an uncertain tax position (UTP) taken or expected to be taken in income tax returns are recognized only if it is “more-likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes estimated interest and penalties related to UTPs in income tax expense. The Company recognizes the resolution of an UTP in the period when it is effectively

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. The Company evaluated all potential uncertain tax positions and identified no significant uncertain positions.

(q) Business combinations

The Company determines if the acquisition of an entity or a group of assets is a business combination, which is accounted for using the acquisition method of accounting. Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The determination of the fair values is based on estimates and judgments made by management. The Company’s estimates of fair value are based upon assumptions it believes to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. The Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Additionally, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions periodically and records any adjustments to preliminary estimates to goodwill, provided the Company is within the measurement period. If outside of the measurement period, any subsequent adjustments are recorded in the Company’s consolidated statements of operations and comprehensive loss.

(r) Equity-based compensation

Equity-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. The Company estimates expected forfeitures of equity-based awards at the grant date and recognizes compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may affect the timing of the total amount of expense recognized over the vesting period. Estimated forfeitures are reassessed in each reporting period and may change based on new facts and circumstances.

For awards subject to performance and market conditions, the fair value of each option grant is estimated on the date of grant using a modified Black-Scholes Option model and a Monte Carlo simulation, which utilizes multiple inputs to estimate the probability that market conditions will be achieved. The models require highly subjective assumptions as inputs, including the following:

Expected term — The expected term for awards subject to market and performance conditions, represents the weighted-average period the stock options are expected to be outstanding.

Expected volatility — The Company estimated its future stock price volatility based upon observed option-implied volatilities for a group of peer companies. The Company believes this is the best estimate of the expected

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

volatility over the weighted-average expected term of its option grants. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Risk-free interest rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury instruments with terms approximately equal to the expected term of the option.

Expected dividend — The expected dividend assumption was based on the Company’s history and expectation of dividend payouts. The Company currently has no history or expectation of paying cash dividends on its units.

Fair value of the units— The fair value of the units underlying the options has historically been determined by the Company’s board of directors. Because there has been no public market for the units, the board of directors exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of the units, including independent third-party valuations of the units, operating and financial performance, and general and industry-specific economic outlook, amongst other factors. The fair value of the Company’s option grants is estimated at the grant date using the Monte Carlo simulation model based on the following weighted average assumptions:

	December 31,
	2019	2020
Estimated fair value	$379.68	637.86
Estimated fair value of the units or exercise price	$1,011.07	1,637.53
Expected volatility (%)	62.0%	72.0%
Expected term (in years)	5.58	4.10
Risk-free interest rate (%)	2.22%	0.35%
Dividend yield	—	—

(s) Internal use software, net

Software development costs consist primarily of cost incurred in research and development, software engineering, and web design activities and related employee compensation costs to create, enhance, and deploy the software infrastructure. Software development costs are expensed as incurred where the amounts primarily relate to planning activities, minor developments or normal maintenance activities that do not meet the requirements under ASC 350-40, Internal Use Software. These costs are recorded in technology and development expenses.

Capitalized costs would include costs incurred during the software development stage, which occurs after the preliminary design stage. Such costs include consultant costs and salaries of engineers and data scientists. Enhancements to existing internal use software are capitalized when it is more likely than not that they will result in significant additional capabilities. For the years ended December 31, 2019 and 2020, respectively, the Company incurred $6,944 and $9,380 of costs that met the requirements of internal use software capitalization, with $544 and $810 of costs in accounts payable as of December 31, 2019 and 2020, respectively. These costs were capitalized when incurred and are recognized in the consolidated balance sheets at cost less accumulated amortization. The Company amortizes the software using the straight-line method over 3 years.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(t) Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $595 and $690 in advertising expense during years ended December 31, 2019 and 2020, respectively.

(u) Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“Topic 606”). Subsequent to the issuance of Topic 606, the FASB clarified the guidance through several ASUs, referred to as ASC 606. This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety.

On January 1, 2019, the Company adopted Topic 606, using the modified retrospective method, applied to all contracts not completed as of the date of adoption. This method requires the cumulative effect of the adoption to be recognized as an adjustment to opening retained earnings or accumulated deficit in the period of adoption. The adoption of Topic 606 using the modified retrospective method led the Company to evaluate all contracts not completed as of January 1, 2019. Part of that assessment is to calculate the cumulative effect of adopting the new revenue recognition standard. A majority of the Company’s contracts are usage based or have commitments that refresh quarterly and monthly. The Company has a small population of contracts for which pricing is variable through tiered pricing arrangements or include annual base fees that do not coincide with the calendar year, requiring an estimate of the transaction price attributable to each year. The Company calculated the transaction price related to these contracts to determine the cumulative effect of adoption as of January 1, 2019, and recorded the adjustment, net of tax, to retained earnings and deferred revenue. The adoption of Topic 606 did not have a material impact to the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (Topic 805), which provides guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The new guidance amends ASC 805 to provide a more robust framework to use in determining when a set of assets and activities is a business. In addition, the amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The guidance is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The adoption of ASU 2017-01 did not have a material impact to the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” Topic 350, “Intangibles – Goodwill and Other” (ASU 2017-04). The amendments in ASU 2017-04 simplify the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test. An impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value should be recognized; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Early adoption is permitted, and the Company early adopted on January 1, 2019. ASU 2017-04 did not have an impact on the Company’s consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The ASU requires changes in the Company’s restricted cash to be classified as either operating activities, investing activities or financing activities in the Consolidated Statements of Cash Flows, depending on the nature of the activities that gave rise to the restriction. The new standard is effective for annual reporting periods beginning after December 15, 2018. Retrospective transition method is to be applied to each period presented. The Company adopted ASU 2016-18 on January 1, 2019. The adoption of ASU 2016-18 did not have a material impact to the Company’s consolidated financial statements.

(v) Accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees will be required to put most leases on their balance sheets but to recognize expenses in the income statement in a manner similar to current accounting. The guidance also eliminated the current real estate-specific provisions and changes the guidance on sale-leaseback transactions, initial direct costs, and lease executory costs for all entities. The updated guidance will be effective for the Company beginning January 1, 2022, with early adoption permitted. Upon adoption, entities will be required to use the modified retrospective approach for leases that exist, or are entered into, after the beginning of the earliest comparative period in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), Targeted Improvements, which allows entities to not apply the new leases standard, including its disclosure requirements, in the comparative periods they present in their financial statements in the year of adoption. The Company is currently evaluating the potential effect that adopting this guidance will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” as amended, which requires, among other things, the use of a new current expected credit loss (“CECL”) model in order to determine our allowances for doubtful accounts with respect to accounts receivable. The CECL model requires that we estimate our lifetime expected credit loss with respect to our receivables and contract assets and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. We will also be required to disclose information about how we developed the allowances, including changes in the factors that influenced our estimate of expected credit losses and the reasons for those changes. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2022. The Company is currently evaluating the potential effect that adopting this guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”, which requires customers in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. The guidance requires certain costs incurred during the application development stage to be capitalized and other costs incurred during the preliminary project and post-implementation stages to be expensed as they are incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrange is ready for its intended use. A customer’s accounting for the hosting component of the arrangement is not affected. The guidance will be effective for the Company for annual periods beginning after December 15, 2020. Early adoption is permitted. Entities can either

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

apply the guidance prospectively to all implementation costs incurred after the date of adoption or retrospectively in accordance with ASC 250-10-45-5 through 45-10. The Company will adopt the new standard effective January 1, 2021, however, it is not expected to have a material impact on the Company’s consolidated financial statements.

3. Business combinations

On November 20, 2019, the Company acquired 100% equity interest in ADmantX S.p.A for a purchase price of $17,777 paid in cash at closing. The acquisition was made to enhance our existing service offering by enabling publishers and advertisers to match ads with relevant online content at the page level. The purchase price was funded by issuing term debt of $20,000 discussed in Note 9. The purchase price was adjusted for acquired cash, bonus amounts included in transaction expenses, indebtedness, and the adjustment escrow to calculate the total purchase consideration.

The following table summarizes the allocation of the purchase price, based on the fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair Value
Assets acquired:
Cash and cash equivalents	$202
Other current assets	2,407
Customer relationships	1,200
Developed technology	6,700
Liabilities assumed:
Accounts payable and accrued expenses	(1,788)
Deferred revenue	(42)

Net identifiable assets acquired	8,679

Goodwill	9,098

Total purchase consideration	$17,777

The acquisition was accounted for under the acquisition method of accounting and the assets and liabilities were adjusted to fair value on the closing date of the acquisition. The goodwill represents the excess of the purchase price over the fair value of the underlying intangible assets and net liabilities assumed. The goodwill recognized in this acquisition is primarily attributable to the expected future growth and is not deductible for income tax purposes.

The Company amortizes the intangible assets on a straight-line basis or using an accelerated method over their estimated useful lives. The Company used valuation techniques to estimate the fair value of the intangible assets acquired which requires the use of significant judgment after taking into consideration all the relevant factors that might affect the fair value such as, present value factors, estimates of future revenue, costs, and expected customer attrition rates. For more details on the intangible assets, see Note 6.

During the year ended December 31, 2019, the Company incurred $835 in acquisition related expenses related to the acquisition recorded in general and administrative expenses within the statements of operations and comprehensive loss. These expenses primarily related to investment banking, legal, debt and consulting fees.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

During the year ended December 31, 2019, Revenue, Operating expenses and the resulting impact to net loss attributable to the acquisition of ADmantX S.p.A were immaterial.

4. Property and equipment, net

Property and equipment consisted of the following:

		December 31,
	Estimated Useful Lives	2019	2020
Computer and office equipment	1 to 3 years	$8,308	$9,167
Computer software	3 to 5 years	209	236
Leasehold improvements	Various	2,112	2,120
Furniture	5 years	309	317

		10,938	11,840
Less: Accumulated depreciation and amortization		(6,615)	(9,597)

Total property and equipment, net		$4,323	$2,243

Depreciation and amortization expense of property and equipment for years ended December 31, 2019 and 2020, was $4,215 and $2,981, respectively.

Computer and office equipment under capital leases are as follows:

	December 31,
	2019	2020
Computer and office equipment	$5,861	$6,073
Less: Accumulated depreciation	(4,286)	(5,782)

Total computer and office equipment under capital leases, net	$1,575	$291

Depreciation expense included $2,671 and $1,495 for the years ended December 31, 2019 and 2020, respectively of depreciation related to computer and office equipment under capital leases.

5. Internal use software, net

Internal use software consisted of the following:

		December 31,
	Estimated Useful Life	2019	2020
Internal use software	3-5 years	$10,605	$19,124
Less: Impairment		(861)	—
Less: Accumulated amortization		(2,020)	(6,802)

Total internal use software, net		$7,724	$12,322

During the year ended December 31, 2020, the Company acquired internal-use software of $3,075.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Amortization expense for the years ended December 31, 2019 and 2020 was $1,881 and $4,813, respectively. For the year ended December 31, 2019, the Company impaired $861 of costs related to projects that were no longer being implemented, recorded in general and administrative expenses within the statements of operations and comprehensive loss.

The estimated amortization expense for the next four years for assets held at December 31, 2020 is as follows:

Estimated Amortization Expense
2021	$5,826
2022	4,084
2023	1,797
2024	615

Total	$12,322

During the years ended December 31, 2019 and 2020 respectively, the Company capitalized $118 and $0 related to internal use software projects that are currently in development.

6. Intangible assets, net

The gross book value, accumulated amortization, net book value and amortization periods of the intangible assets were as follows:

		December 31, 2019
	Estimated Useful Life	Gross Book Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life
Customer relationships	5-15 years	$259,212	$(31,331)	$227,881	13.5 Years
Developed technology	4-5 years	115,266	(57,240)	58,026	2.8 Years
Trademarks	9 years	17,500	(2,874)	14,626	7.5 Years
Favorable leases	6 years	198	(48)	150	4.5 Years

Total		$392,176	$(91,493)	$300,683

		December 31, 2020
	Estimated Useful Life	Gross Book Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life
Customer relationships	5-15 years	$259,329	$(55,282)	$204,047	12.5 Years
Developed technology	4-5 years	115,921	(89,219)	26,702	2.1 Years
Trademarks	9 years	17,500	(5,018)	12,482	6.5 Years
Favorable leases	6 years	198	(81)	117	3.5 Years

Total		$392,948	$(149,600)	$243,348

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Included in customer relationships and developed technology are $1,200 and $6,700, respectively, of assets acquired pursuant to the Company’s acquisition of ADmantX S.p.A. (Note 3). Amortization expense related to intangibles for the years ended December 31, 2019 and 2020 were $64,231 and $58,090, respectively.

Amortization expense that will be charged to income for the subsequent five years and thereafter is as follows:

2021	$48,693
2022	27,129
2023	26,076
2024	25,389
2025	22,942
2026 and thereafter	93,119

$243,348

7. Goodwill

The following table provides a roll forward of the changes in the goodwill balance:

Goodwill as of January 1, 2019	$448,461
Acquisition of ADmantX S.p.A (Note 3)	9,098
Impact of changes in exchange rates	90

Goodwill as of December 31, 2019	$457,649
Impact of changes in exchange rates	937
Goodwill as of December 31, 2020	458,586

As of December 31, 2020, there were no impairment losses related to goodwill.

8. Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following:

	December 31,
	2019	2020
Accounts payable	$4,645	$8,808
Accrued expenses	5,629	11,318
Accrued interest	—	4,277
Accrued bonuses and commissions	9,430	11,883
Accrued revenue sharing	1,052	2,503
NY sales tax reserve (Note 14)	3,977	—

	$24,733	$38,789

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

9. Long-term debt

Credit Agreement

On July 19, 2018, the Company entered into a credit agreement with various lenders (“Credit Agreement”), providing a term facility in the aggregate principal amount of $325,000 (“Term Loan”) and the ability to draw additional funds through a revolving facility (“Revolving Loan”) of up to $25,000. The Term Loan and Revolving Loan have a maturity date of July 19, 2024 and July 19, 2023, respectively.

The Credit Agreement includes Paid in Kind (“PIK”) interest which bears an interest rate of 1.25% per annum. All PIK interest due is paid by capitalizing such interest and adding such applicable PIK interest to the principal amount of the outstanding Term Loan. The interest rate for the Credit Agreement may be either the (a) Alternate Base Rate, which is equal to the greatest of the base rate in effect, the Federal Funds Rate in effect on such day plus 0.5% and one month adjusted LIBOR plus 1.0%, plus an applicable margin of 5% or for eurodollar borrowings, the (b) Eurodollar rate, which is the adjusted LIBOR plus an applicable margin of 6%. The Company has elected the Eurodollar rate through 2020. The interest rate as of December 31, 2020 was 7.0%.

On November 19, 2019, the Company entered into an incremental facility assumption amendment (“Incremental Term Loan”) to the Credit Agreement which increased the aggregate principal amount by $20,000 used to finance the ADmantX S.p.A acquisition, pay fees, costs, and expenses incurred in connection with the agreement, and finance working capital and general corporate purposes. All terms and conditions of the Term Loan remained consistent under the Incremental Term Loan. In connection with the Credit Agreement, the Company incurred debt issuance costs of $7,476. In connection with Incremental Term Loan, the Company incurred debt issuance costs of $473. Debt issuance costs related to the Term Loan and Incremental Term Loan were recorded as a deferred charge as a direct offset to long-term debt and are amortized into interest expense over the contractual term of the borrowings using the straight-line method. As no amounts were drawn on the Revolving Loan as of December 31, 2020, the debt issuance costs related to this facility were recorded as a deferred financing asset within prepaid expenses and other current assets and are amortized into interest expense over the contractual term of the borrowings using the straight-line method.

All of the obligations under the Credit Agreement are guaranteed by the Company and its subsidiaries other than certain excluded subsidiaries. The Credit Agreement contains covenants requiring certain financial information to be submitted monthly, quarterly and annually. The Company must maintain a minimum liquidity, as defined, and comply with a Revenue Leverage Ratio based on the last twelve months (“LTM”) which was required to be 1.60:1.00 or lower for the fourth quarter of 2020. The benchmark for the Revenue Leverage Ratio decreases through the term of the loan. The Credit Agreement also places restrictions on the incurrence of additional indebtedness, the payment of dividends, sale of assets, and entering into any merger or acquisition. As of December 31, 2020, the Company was in compliance with all covenants.

The carrying amounts of Long-term debt are as follows:

	December 31,
	2019	2020
Term loan	$345,000	$345,000
PIK Interest	6,056	10,539
Less: Unamortized long-term debt issuance costs	(5,727)	(4,468)

Total carrying amount of Long-term debt	$345,329	$351,071

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Amortization expense related to debt issuance costs for the years ended December 31, 2019 and 2020 was $1,272 and $1,365 respectively. The Company recognized interest expense of $27,720 and $25,717 during the years ending December 31, 2019 and 2020 respectively.

Future principal payments of long-term debt as of December 31, 2020 are as follows:

Year Ending December 31,
2021	$—
2022	—
2023	—
2024	345,000

Total principal payments	$345,000

10. Income taxes

Integral Ad Science Holding LLC, filed a check the box election to be treated as a regarded entity for U.S. Federal income tax purposes. The components of our income/(loss) before benefit from income taxes for the years ended December 31, 2019 and December 31, 2020 are as follows:

	December 31,
	2019	2020
United States	$(68,361)	$(50,764)
Foreign Operations	1,581	5,314

Total loss before benefit from taxes	$(66,780)	$(45,450)

The components of the (benefit) provision for income taxes are as follows:

	December 31,
	2019	2020
Current tax (benefit) provision
Federal	$397	$(220)
Foreign	806	1,672
State and Local	294	784

Total current tax (benefit) provision	1,497	2,236
Deferred tax (benefit) provision
Federal	(14,594)	(8,467)
Foreign	(5)	102
State and Local	(2,330)	(6,947)

Total deferred tax (benefit) provision	(16,929)	(15,312)

Total (benefit) provision from income taxes	$(15,432)	$(13,076)

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented:

	December 31,
	2019	%	2020
Statutory U.S. federal income tax expected benefit	$(13,964)	21.0%	$(9,544)	21.0%
State income taxes, net of federal benefit	(2,037)	3.1%	(6,331)	13.9%
Foreign rate differential adjusted for U.S. taxation of foreign profits	115	(0.2%)	158	(0.3%)
Nondeductible expenses	662	1.0%	1,028	(2.3%)
Change in valuation allowance	—		—
GILTI foreign tax credit utilization	(108)	0.2%	—
Foreign-derived intangible income	(477)	0.7%	—
CARES Act[1]	—	—	810	(1.8)%
Other	377	(0.6%)	803	(1.8%)

Income tax (benefit)	$(15,432)	23.0%	$(13,076)	28.8%

The income tax benefit for the years ended December 31, 2019 and 2020 relates principally to current period U.S. losses.

[1]	In the U.S., on March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) into law to provide economic stimulus during a country-wide shut down.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets for the years ending December 31, 2019 and 2020 is as follows:

	December 31,
	2019	2020
Deferred tax assets
Capital lease obligations	$496	$94
Allowance for doubtful accounts	766	366
Other miscellaneous amounts	12	70
Payroll and commissions	1,598	2,606
Deferred rent	336	399
Deferred revenue	—	29
Net Operating Loss (“NOL”) and other carryforwards	37,458	31,807
Tax credit carryforward	192	283
Interest expense carryforward	10,513	11,005

Total deferred tax assets	51,371	46,659

Net deferred tax assets	51,371	46,659

Deferred tax liabilities
Capital lease assets	(521)	(116)
Depreciation	(2,704)	(2,935)
Acquired identifiable intangibles	(88,248)	(68,402)

Total deferred tax liabilities	(91,473)	(71,453)

Net deferred tax liability	$(40,102)	$(24,794)

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more-likely-than-not that some or all of the deferred tax assets will not be realized. In evaluating our ability to recover deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. As a result, we have not recorded a valuation allowance against our deferred tax assets. If we determine that we would not be able to realize our deferred tax assets in the future, we would record a valuation allowance, which would increase the provision for income taxes.

The Company has not provided for U.S. federal income and foreign withholding taxes on undistributed earnings from non-U.S. operations as of December 31, 2020 because the Company intends to reinvest such earnings indefinitely outside of the United States. If the Company were to distribute these earnings, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability. The amount of any unrecognized deferred tax liability related to these earnings would not be material.

As of December 31, 2020, the Company had approximately $100,000 as compared to $121,500 as of December 31, 2019 in U.S. federal net operating losses and $206,300 and $176,500 as of December 31, 2020 and

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

2019 respectively, in state net operating losses. As a result of the Tax Cuts and Jobs Act, federal NOLs generated in tax years ending after December 31, 2017 are limited to a deduction of 80% of the taxpayer’s taxable income. Furthermore, the post 2017 federal NOLs are subject to an indefinite carryforward period; therefore, $100,000 and $121,500 of as of December 31, 2020 and 2019 respectively of the federal NOL may be carried forward indefinitely. The majority of the Company’s state net operating loss carryforwards will begin to expire, if not utilized, in 2029. Not all states have conformed to the Tax Cuts and Jobs Act; therefore, there are some states with indefinite carryforward periods.

Uncertain tax positions

The Company has adopted certain provisions of ASC 740, “Income Taxes”, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. The provisions also provide guidance on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company files income tax returns in the U.S. federal jurisdiction, and in various state and foreign jurisdictions. The Company’s tax returns are subject to tax examinations by U.S. federal and state tax authorities, or examinations by foreign tax authorities until the expiration of the respective statutes of limitation. The Company’s 2017 Federal Tax return is currently under audit.

As of December 31, 2020, the Company does not have an accrual relating to uncertain tax positions. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

11. Segment data

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the CODM.

The Company manages its operations as a single segment for the purpose of assessing and making operating decisions. The Company’s CODM allocates resources and assesses performance based upon financial information at the consolidated level. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

The following table summarizes revenue by geographic area:

	December 31,
	2019	2020
Revenue:
Americas	$136,152	$148,276
EMEA	58,329	67,691
APAC	19,005	24,666

Total	$213,486	$240,633

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

The following table summarizes property and equipment, net by geographic for the years ended December 31, 2019 and 2020:

	December 31,
	2019	2020
Property and Equipment, net
Americas	$3,800	$1,954
EMEA	513	282
APAC	10	7

Total	$4,323	$2,243

12. Equity-based compensation

Integral Ad Science Holding LLC Long-Term Incentive Plan

During 2018, the Company adopted the Long-Term Incentive Plan (“LTIP”). Under the LTIP, certain employees of the Company and its subsidiaries were granted long-term target incentive cash awards which will be payable subject to continued employment, upon the sale of the Company, or, sale to a third party of at least 50% of the Vista’s equity interest, provided if such sale of equity interests is through a public offering (whether initial or secondary), it would require the transfer of an aggregate of at least 75% of Vista’s equity interest and the achievement of a total equity return multiple of 3.0 or greater. Total equity return multiple is computed based on the quotient of the cumulative total of all cash distributions or cash proceeds received, divided by Vista’s total investment in the Company. The total amount of long-term incentive cash awards based on achieving a total equity return of 3.0 as of December 31, 2019 and 2020 are $8,410 and $10,560, respectively. As the multiple is tied to an equity return multiple, any compensation charge associated with these awards is considered equity-based compensation in accordance with U.S. GAAP. Since the liquidity events described above are contingent and generally not considered probable until the event occurs, no compensation expense for the LTIP has been recognized for the years ended December 31, 2019 and December 31, 2020.

Integral Ad Science Holding LLC 2018 Stock Option Plan

On August 1, 2018, the Company adopted the 2018 Non-Qualified Stock Option Plan (“2018 Plan”) and granted awards in order to provide incentives to certain employees and directors of the Company. Under the 2018 Plan, 48,695 units were reserved out of Integral Ad’s authorized but unissued units. These units were reserved for issuance, sale and delivery upon the exercise of any option to purchase the member units in accordance with the terms of the 2018 Plan. The units issued upon exercise will be designated as option units and are subject to repurchase by the Company under certain conditions, no earlier than the later of the unit holder’s termination or 181 days after the acquisition of such unit. If an option unit holder is no longer employed or providing equivalent services to the Company, the Company may elect to repurchase all or a portion of such units at a price equal to i) original cost in the event of termination for cause or resignation for any reason, or ii) fair value in the event of termination without cause.

During the years ending December 31, 2019 and 2020, the Company granted a total of 27,589 and 10,092 options to purchase units, respectively. Each grant is made up of two-thirds Time Based Service Options and one-third Return Target Options, as defined below.

Time Based Service Options vest over four years with 25% vesting after 12 months and an additional 6.25% vests at the end of each successive quarters thereafter.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Return Target Options vest upon the sale of the Company, or, sale or transfer to any third party of units, as a result of which, any person or group other than Vista obtains possession of voting power to elect a majority of the Company’s board of directors or any other governing body and the achievement of a total equity return multiple of 3.0 or greater. An option holder must be an employee of the Company at the date when these conditions are achieved. No expense has been recorded for the Return Target Options for the years ended December 31, 2019 and December 31, 2020. Unrecognized equity-based compensation related to the Return Target Options for the years ended December 31, 2019 and 2020 were $4,705 and $5,652, respectively. As fully vested and exercised Time-Based Service Options can be repurchased by the Company at cost upon resignation of the employee, the Company has determined that the Time-Based Service Options as presently structured does not provide the holder of the award with the potential benefits associated with an equity award holder. As such, these awards are not being accounted for as an equity-based award but rather compensation cost will be recognized when the benefit to the employee is probable.

The Return Target Options are considered to contain both market (total unitholder return threshold) and performance (exit event) conditions. As such, the award is measured on the date of grant using a modified Black-Scholes Option model and a Monte Carlo simulation, and expense will be recorded at the time of an exit event. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average grant date fair value for the Return Target Options granted during the years ended December 31, 2019 and 2020, were $379.68 and $637.86, respectively.

Time Based Service Option activity

Time Based Service Option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 31, 2018	19,275	$1,000	9.60	$—

Granted	18,393	1,011	9.25	—
Canceled or forfeited	(14,201)	1,000	—	—
Exercised	—	—	—	—

Outstanding at December 31, 2019	23,467	$1,009	9.10	$—

Vested and expected to vest as of December 31, 2019	23,467	$1,009	9.10	—
Exercisable as of December 31, 2019	1,712	$1,000	8.61

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 31, 2019	23,467	$1,009	9.10	$—

Granted	6,728	1,638	9.6	—
Canceled or forfeited	(4,950)	1,051	—	—
Exercised	—	—	—	—

Outstanding at December 31, 2020	25,245	1,168	8.47	—

Vested and expected to vest as of December 31, 2020	25,245	1,168	8.47	—
Exercisable as of December 31, 2020	7,640	$1,010	8.16

Return Target Option activity

Return Target Option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 31, 2018	9,638	$1,000	9.60	$—

Granted	9,196	1,011	9.25	—
Canceled or forfeited	(7,100)	1,000	—	—
Exercised	—	—	—	—

Outstanding at December 31, 2019	11,734	$1,009	9.10	$—

Vested and expected to vest as of December 31, 2019	11,734	$1,009	9.10	—

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 31, 2019	11,734	$1,009	9.10	$—

Granted	3,364	1,638	9.6	—
Canceled or forfeited	(2,475)	1,051	—	—
Exercised	—	—	—	—

Outstanding at December 31, 2020	12,623	1,168	8.47	—

Vested and expected to vest as of December 31, 2020	12,623	1,168	8.47	—

13. Members’ equity

Integral Ad Science Holding LLC., an affiliate of Vista, is a single member LLC. The Company’s Board of Directors, through the Integral Ad Science Holding LLC. Amended and Restated Agreement (the “Operating Agreement”), has the authority to admit additional members. During the years ended December 31, 2019 and 2020, the Company repurchased 3,107 and 145 units, respectively for $3,169 and $167, respectively. The

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

repurchase of units has been accounted for as a reduction in members’ equity. The repurchases in excess of par value were $62 and $22 for the years ended December 31, 2019 and 2020, respectively, and were recorded to accumulated deficit. During the year ended December 31, 2020, 150 units vested and remained outstanding. Under the terms of the Operating Agreement, the members of Integral Ad Science Holding LLC. are not obligated for debt, liabilities, contracts or other obligations of Integral Ad Science Holding LLC. Profits and losses are allocated to members as defined in the Operating Agreement.

14. Commitments and contingencies

Indemnifications

In its normal course of business, the Company has made certain indemnities, commitments, and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company’s customers, indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware, and indemnifications related to the Company’s lease agreements. In addition, the Company’s advertiser, publisher and distribution partner agreements contain certain indemnification provisions which are generally consistent with those prevalent in the Company’s industry. The Company has not incurred any obligations under indemnification provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company has not recorded any liability for these indemnities, commitments, and guarantees in the accompanying balance sheets.

Operating leases

The Company leases office space under operating leases, which expire on various dates through May 2026. Certain leases relating to office space include scheduled annual rent increases. Rent expense under operating leases is recognized on a straight-line basis over the lease terms. The excess of expense over payments is recorded as accrued rent on the consolidated balance sheets.

Operating lease expense for office space for the years ended December 31, 2019 and 2020, were $7,952 and $8,042, respectively.

Future minimum payments, by year and in the aggregate under operating leases with initial or remaining terms of one year or more, as of December 31, 2020, are as follows:

2021	$6,783
2022	5,892
2023	5,278
2024	4,555
2025	3,264
2026 and thereafter	1,275

$27,047

Capital leases

The Company leases equipment under capital leases. The equipment leases include options to renew, return or purchase at the end of the lease term.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Future minimum rental payments under the capital leases as of December 31, 2020 are as follows:

Total minimum lease payments	$331
Less: Amount representing interest	(6)

Total	$325

Present value of net minimum lease payments, current	$325

Purchase Commitments

In the ordinary course of business, the Company enters into various purchase commitments primarily related to third-party cloud hosting and data services, and IT operation. Total noncancelable purchase commitments as of December 31, 2020 were approximately $70,000 for periods through 2024.

Contingency reserve

During 2019, the Company determined that an exposure for a New York State Sales and Use tax audit is probable and recorded a reserve of $3,977. The reserve was recorded within Accounts payable and accrued expenses in the balance sheets. The Company also recorded an indemnification asset of $3,100 to represent the contractual obligation by the Company’s former stakeholders. The indemnification asset was recorded within Prepaid expenses and other current assets in the consolidated balance sheets. During 2020, upon completion of the audit, the reserved amounts were paid to New York State and the amounts in escrow were released.

15. Employee contribution plans

The Company is a sponsor of certain qualified defined contribution plans covering all eligible employees. Such plans provide for matching contributions and in certain plans profit-sharing contributions. The Company made matching contributions of $1,879 and $2,984 for the years ended December 31, 2019 and 2020, respectively.

16. Net loss per unit

Basic and diluted loss per unit is computed by dividing net loss by the weighted-average units outstanding:

	December 31,
	2019	2020
Numerator:
Net loss	$(51,348)	$(32,374)
Denominator:
Weighted average units outstanding, basic and diluted	543,840	553,902

Net loss per unit, basic and diluted	$(94.42)	$(58.45)

As the Company has reported net loss for the period presented, all potentially dilutive securities are antidilutive. The following potential outstanding Time-Based Service Options were excluded from the computation of diluted net loss per unit attributable to common unitholders for the years presented because

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

including them would have been antidilutive. Since the conditions associated with the vesting of the Return Target Options have not occurred as of the reporting date, such options are excluded from the table below.

	Year Ended December 31,
	2019	2020
Options to purchase member units	23,467	25,245

17. Fair value disclosures

Financial instruments

At December 31, 2020, the carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximated fair value.

Term loan

The table below provides the book value and estimated fair value of our debt:

	Fair value hierarchy	Book value	Estimated fair value
Term loan (a)
December 31, 2019	Level 2	$351,056	$375,081
December 31, 2020	Level 2	$355,539	$375,228

(a)	The estimated fair value of our Term Loan is based upon market prices as of the valuation date.

18. Related-party transactions

The Company paid for consulting services and other expenses related to services provided by Vista Consulting Group, LLC (“VCG”). Total expenses incurred by the Company for VCG (the related party) were $2,435 and $929 for the years ended December 31, 2019 and 2020. These costs were included in general and administrative expenses. Amount due to VCG, consisting of dues for the consulting services totaled $640 and $39 as of December 31, 2019 and 2020.

The Company paid Vista Equity Partners Management, LLC (“VEP”) $37 and $134 during the years ended December 31, 2019 and 2020, respectively, for various travel and other expenses. These costs were included in general and administrative expenses. Amount due to VEP, totaled $101 as of December 31, 2020.

The Company has subscription software arrangements with companies owned by Vista Equity Partners as follows: Total expenses incurred by the Company for Mediaocean (the related party) were $175 and $120 for the years ended December 31, 2019 and 2020 respectively, of which $90 and $120 were included in cost of revenue and $85 and $0 in sales and marketing expenses for the years ended December 31, 2019 and 2020, respectively. Amount due to Mediaocean, totaled $10 as of December 31, 2020. Total expenses incurred by the Company for Navex Global, Inc. (the related party) were $24 and $29 for the years ended December 31, 2019 and 2020, respectively. These costs were included in general and administrative expenses.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

19. Subsequent events

The Company has evaluated subsequent events that have occurred from the balance sheet date of December 31, 2020 through March 31, 2021, the date the consolidated financial statements were available to be issued.

Debt-related financial covenants

The Company has financial covenants underlying its debt which require its revenue to debt ratio to meet certain thresholds. Such debt-related covenants become more restrictive over successive quarters through June of 2021. In accordance with ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, the Company believes that based upon current facts and circumstances, its existing cash coupled with the cash flows generated from operations will be sufficient to meet its cash needs for 12 months from the date of issuance of these financial statements.

COVID-19

Since January 2020, an outbreak of the 2019 novel coronavirus (COVID-19) has evolved into a worldwide pandemic. The outbreak sparked responses across countries, states and cities worldwide to enforce various measures of social distancing, shelter-in-place orders, and temporary closure of non-essential businesses to reduce further transmission of the virus. As a result of these measures, the U.S. and global markets have seen significant disruption, the extent and duration of which remains highly uncertain. Due to the pandemic, we have temporarily closed our offices globally, including our corporate headquarters, and are operating with substantially all staff working remotely.

To date, we have not experienced a material increase in customers’ cancellations, or requests for more favorable contractual terms, or concessions. In addition, we have not experienced a significant deterioration in the collectability of our receivables or a material negative impact from our vendors and third-party service providers. Further, the Company has not incurred impairment losses in the carrying values of its assets as result of the pandemic and it is not aware of any specific related events or circumstance that would require a revision to the estimates reflected in these consolidated financial statements.

We have had sufficient liquidity and capital resources to continue to meet our operating needs and our ability to continue to service our debt or other financial obligations is not currently impaired.

Asset acquisition

On January 13, 2021, the Company acquired certain assets for cash of $3,800. The assets acquired primarily comprised of acquired technology for real-time, impression-level financial reporting, which provides the transparency needed to help advertisers and brands optimize their digital media spend.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

20. Condensed Financial Information of Registrant (Parent Company Only)

Integral Ad Science Holding LLC

(formerly known as Kavacha Topco, LLC)

(Parent Company Only)

Condensed Balance Sheets

(In thousands, except unit data)

	December 31,
	2019	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—

Total current assets	—	—

Investment in subsidiaries	459,672	431,479

Total assets	$459,672	$431,479

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Current liabilities	$—	$—

Total current liabilities	—	—

Total liabilities	—	—

COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY:

Units, $1,000 par value, 608,695 units authorized at December 31, 2019, and 2020, 553,862, and 553,867 units issued and outstanding at December 31, 2019 and 2020, respectively	553,862	553,717
Accumulated other comprehensive income	175	4,523
Accumulated deficit	(94,365)	(126,761)
Total members’ equity	459,672	431,479

Total liabilities and members’ equity	$459,672	$431,479

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Integral Ad Science Holding LLC.

(formerly known as Kavacha Topco, LLC)

(Parent Company Only)

Condensed Statements of Operations

(In thousands)

	Year Ended December 31,
	2019	2020
Revenue	$—	—
Operating expenses	—	—

Operating income	—	—
Interest income, net	—	—

Income before provision for income taxes and equity in net income of subsidiaries	—	—

Benefit from income taxes	—	—
Equity in net loss of subsidiaries	(51,348)	(32,374)

Net loss	$(51,348)	$(32,374)

Integral Ad Science Holding, LLC.

(formerly known as Kavacha Topco, LLC)

(Parent Company Only)

Condensed Statements of Comprehensive Income (Loss)

(In thousands, except unit and per unit data)

	Year Ended December 31,
	2019	2020
Net loss	$(51,348)	$(32,374)
Other comprehensive income, net of tax:
Subsidiaries’ other comprehensive income	421	4,348

Total other comprehensive income	421	4,348

Total comprehensive loss	$(50,927)	$(28,026)

Business and basis of presentation

Description of business

The Company owns 100% of Kavacha Intermediate, LLC, which owns 100% of Kavacha Holdings, LLC, which owns 100% of Integral Ad Science Inc.

The Company, formerly known as Kavacha Topco, LLC, is a holding company with no material operations of its own, no direct outstanding debt obligations and it conducts substantially all its activities through its subsidiaries. The Company’s wholly owned subsidiaries are subject to the terms and restrictions in the Credit

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

Agreement. Included in the Credit Agreement are terms that limit the ability of the borrower, Integral Ad Science, Inc., to pay dividends or lend to the Company. Those limitations are subject to certain exceptions as defined in the Credit Agreement. The Credit Agreement limits the ability of Integral Ad Science Inc. and the Company’s subsidiaries to, among other things, pay dividends or distributions, incur additional debt, incur liens on assets, enter into certain investments, loans or advances, and enter into merger or consolidation agreements. As a result of the aforementioned restrictions, substantially all of the assets of the Company’s subsidiaries are restricted.

Basis of presentation

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the parent’s investments in subsidiaries are presented under the equity method of accounting. A condensed statements of cash flows was not presented because the parent has no material operating, investing, or financing cash flow activities for the years ended December 31, 2019 and 2020. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to the consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(IN THOUSANDS, EXCEPT UNIT DATA)	December 31, 2020	March 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,734	$50,751
Restricted cash	187	27
Accounts receivable, net	45,418	41,704
Unbilled receivables	28,083	25,001
Prepaid expenses and other current assets	4,101	9,519

Total current assets	129,523	127,002
Property and equipment, net	2,243	1,831
Internal use software, net	12,322	16,687
Intangible assets, net	243,348	230,891
Goodwill	458,586	458,138
Other long-term assets	3,557	3,980

Total assets	$849,579	$838,529

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$38,789	$32,637
Due to related party	150	—
Capital leases payable, current portion	325	190
Deferred revenue	1,144	1,071

Total current liabilities	40,408	33,898
Accrued rent	1,827	1,863
Net deferred tax liability	24,794	25,387
Long-term debt	351,071	351,780

Total liabilities	418,100	412,928

COMMITMENTS AND CONTINGENCIES (Note 13)
MEMBERS’ EQUITY
Units, $1,000 par value, 608,695 units authorized at December 31, 2020 and March 31, 2021, 553,867 units issued and outstanding at December 31, 2020 and 553,454 units issued and outstanding at March 31, 2021	553,717	553,304
Additional paid-in-capital	—	—
Accumulated other comprehensive income	4,523	2,619
Accumulated deficit	(126,761)	(130,322)

Total members’ equity	431,479	425,601

Total liabilities and members’ equity	$849,579	$838,529

See notes to the unaudited condensed consolidated financial statements

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended March 31,
(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)	2020	2021
Revenue	$54,042	$66,952
Operating expenses:
Cost of revenue (excluding depreciation and amortization shown below)	9,155	11,420
Sales and marketing	18,370	16,545
Technology and development	12,336	12,769
General and administrative	7,640	8,547
Depreciation and amortization	16,338	14,395

Total operating expenses	63,839	63,676

Operating (loss) income	(9,797)	3,276
Interest expense, net	(8,258)	(6,960)

Net loss before benefit from income taxes	(18,055)	(3,684)
Benefit from income taxes	3,611	912

Net loss	$(14,444)	$(2,772)

Net loss per unit — basic and diluted	$(26.08)	$(5.01)

Basic and diluted weighted average units outstanding	553,938	553,751

Other comprehensive loss:
Foreign currency translation adjustments	(1,914)	(1,904)

Total comprehensive loss	$(16,358)	$(4,676)

See notes to the unaudited condensed consolidated financial statements

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

	Members’ interest			Accumulated other comprehensive income (loss)	Accumulated deficit	Total members’ equity
(IN THOUSANDS, EXCEPT UNIT DATA)	Units	Amount	Additional paid-in capital
Balance, December 31, 2019	553,862	$553,862	$—	$175	$(94,365)	$459,672
Repurchase of units	(84)	(84)	—	—	(12)	(96)
Units vested	150	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	(1,914)	—	(1,914)
Net loss	—	—	—	—	(14,444)	(14,444)

Balance, March 31, 2020	553,928	$553,778	$—	$(1,739)	$(108,821)	$443,218

	Members’ interest			Accumulated other comprehensive income (loss)	Accumulated deficit	Total members’ equity
(IN THOUSANDS, EXCEPT UNIT DATA)	Units	Amount	Additional paid-in capital
Balance, December 31, 2020	553,867	$553,717	$—	$4,523	$(126,761)	$431,479
Repurchase of units	(413)	(413)	—	—	(789)	(1,202)
Foreign currency translation adjustment	—	—	—	(1,904)	—	(1,904)
Net loss		—	—	—	(2,772)	(2,772)

Balance, March 31, 2021	553,454	$553,304	$—	$2,619	$(130,322)	$425,601

See notes to the unaudited condensed consolidated financial statements

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(IN THOUSANDS)	2020	2021
Cash flows from operating activities:
Net loss	$(14,444)	(2,772)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	16,338	14,395
Amortization of debt issuance costs	341	341
Allowance (reversal of) for doubtful accounts	479	(266)
Non-cash interest expense	1,109	395
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,804	3,556
Decrease in unbilled receivables	4,391	2,939
Increase in prepaid expenses and other current assets	(5,459)	(3,743)
Increase in other long-term assets	(32)	(151)
Decrease in accounts payable and accrued expenses	(3,052)	(6,833)
Decrease in due to related party	(480)	(151)
Increase in accrued rent	78	31
Increase (decrease) in deferred revenue	336	(44)

Net cash provided by operating activities	1,409	7,697

Cash flows from investing activities:
(Purchase of) proceeds from sale of property and equipment	(125)	5
Acquisition and development of internal use software	(4,774)	(6,382)

Net cash used in investing activities	(4,899)	(6,377)

Cash flows from financing activities:
Principal payments on capital lease obligations	(516)	(136)
Cash paid for unit repurchases	(96)	(1,202)

Net cash used in financing activities	(612)	(1,338)

Net decrease in cash, cash equivalents and restricted cash	(4,102)	(18)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(654)	(846)
Cash, cash equivalents and restricted cash at beginning of period	30,370	54,721

Cash, cash equivalents, and restricted cash, at end of period	$25,614	$53,857

Supplemental Disclosures:
Cash paid during the period for:
Interest	$6,838	$6,281
Taxes	$294	$326
Non-cash investing and financing activities:
Property and equipment acquired included in accounts payable	$109	$93
Deferred offering costs accrued, not yet paid	$—	$1,676

See notes to the unaudited condensed consolidated financial statements

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

1. Description of Business and Basis of Presentation

Description of Business

Integral Ad Science Holding LLC and its wholly-owned subsidiaries (together, the “Company”), formerly known as Kavacha Topco, LLC, is a leading global digital advertising verification company by revenue. The Company’s mission is to be the global benchmark for trust and transparency in digital media quality for the world’s leading brands, publishers, and platforms. The Company’s cloud-based technology platform provides actionable insights and deliver independent measurement and verification of digital advertising across all devices, channels, and formats, including desktop, mobile, connected TV (“CTV”), social, display, and video. The Company’s proprietary and Media Rating Council (the “MRC”) accredited Quality Impressions™ metric is designed to verify that digital ads are served to a real person rather than a bot, viewable on-screen, and appear in a brand-safe and suitable environment in the correct geography. The Company is an independent, trusted partner for buyers and sellers of digital advertising to increase accountability, transparency, and effectiveness in the market. The Company helps advertisers optimize their ad spend and better measure consumer engagement with campaigns across platforms, while enabling publishers to improve their inventory yield and revenue.

The Company has its operations within the U.S. in New York, California, Illinois, Washington, Texas and Virginia. Operations outside the U.S. are within the U.K., Germany, Italy, Spain, Sweden, Singapore, Australia, France, Japan, Canada, Hong Kong and Brazil.

On February 23, 2021, the Company amended the certificate of formation of Kavacha Topco, LLC to change the name of the Company to Integral Ad Science Holding LLC.

2. Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies have been consistently applied in the preparation of the condensed consolidated financial statements.

(a) Basis of presentation

The Company’s condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect the financial position, results of operations and cash flows for all periods presented. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America

The accompanying interim condensed consolidated balance sheet as of March 31, 2021, the condensed consolidated statements of operations and comprehensive loss, of cash flows and of members’ equity for the three months ended March 31, 2020 and 2021, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in management’s opinion, include all adjustments necessary to state fairly the condensed consolidated financial position of the Company. All adjustments made were of a normal recurring nature. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future period.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

The Company’s significant accounting policies are discussed in Note 2 to the consolidated financial statements included in our Prospectus. There have been no significant changes to these policies that have had a material impact on the Company’s condensed consolidated financial statements and related notes for the three months ended March 31, 2021. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Prospectus for the years ended December 31, 2020 and 2019. The following describes the impact of certain policies.

(b) Basis of consolidation

The condensed consolidated financial statements include the accounts of Integral Ad Science Holding LLC and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allocation of purchase price consideration in the business combination and the related valuation of acquired assets and liabilities, the estimated useful lives of our property and equipment, intangible assets and internal use software, the allowance for doubtful accounts, and goodwill impairment testing; the assumptions used to calculate equity-based compensation; and the realization of deferred tax assets. The Company bases its estimates on past experience, market conditions, and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

Beginning in the first quarter of 2020, the COVID-19 pandemic caused by the novel coronavirus has negatively impacted, and may continue to negatively impact, the macroeconomic environment in the United States and globally, as well as the Company’s business, financial condition and results of operations. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the Company’s estimates, particularly those noted above that require consideration of forecasted financial information, in the near to medium term. The ultimate impact will depend on numerous evolving factors that the Company may not be able to accurately predict, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and other economic and operational conditions the Company may face.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

(d) Restricted cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets to the amounts shown in the condensed consolidated statements of cash flows.

	December 31, 2020	March 31, 2021
Cash and cash equivalents	$51,734	$50,751
Short term restricted cash	187	27
Long term restricted cash	2,800	3,079

Total cash, cash equivalents, and restricted cash shown in the condensed consolidated statements of cash flows	$54,721	$53,857

(e) Accounts receivable, net

The activity in our allowance for doubtful accounts consists of the following for the periods ended March 31, 2020 and March 31, 2021 is as follows:

	March 31, 2020	March 31, 2021
Balance at beginning of period	$5,843	$4,257
Additional provision (reversal)	479	(266)
Receivables written off	(196)	(574)

Balance at end of period	$6,126	$3,417

(f) Equity-based compensation

Equity-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. The Company estimates expected forfeitures of equity-based awards at the grant date and recognizes compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may affect the timing of the total amount of expense recognized over the vesting period. Estimated forfeitures are reassessed in each reporting period and may change based on new facts and circumstances.

For awards subject to performance and market conditions, the fair value of each option grant is estimated on the date of grant using a modified Black-Scholes Option model and a Monte Carlo simulation, which utilizes multiple inputs to estimate the probability that market conditions will be achieved. The models require highly subjective assumptions as inputs, including the following:

Expected term — The expected term for awards subject to market and performance conditions, represents the weighted-average period the stock options are expected to be outstanding.

Expected volatility — The Company estimated its future stock price volatility based upon observed option-implied volatilities for a group of peer companies. The Company believes this is the best estimate of the expected volatility over the weighted-average expected term of its option grants. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

Risk-free interest rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury instruments with terms approximately equal to the expected term of the option.

Expected dividend — The expected dividend assumption was based on the Company’s history and expectation of dividend payouts. The Company currently has no history or expectation of paying cash dividends on its units.

Fair value of the units— The fair value of the units underlying the options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including independent third-party valuations of the Company’s common stock, operating and financial performance, and general and industry-specific economic outlook, amongst other factors. The fair value of the Company’s option grants is estimated at the grant date using the Monte Carlo simulation model.

	March 31,
	2020	2021
Estimated fair value	$486.78	$982.61
Estimated fair value of the units or exercise price	$1,259.25	$3,001.47
Expected volatility (%)	65%	70%
Expected term (in years)	6.63	5.25
Risk-free interest rate (%)	0.55%	0.42%
Dividend yield	—	—

(g) Deferred offering costs

Deferred offering costs are capitalized and consist of fees incurred in connection with the anticipated sale of common stock in an IPO and include legal, accounting, printing, and other IPO-related costs. Upon completion of an IPO, these deferred costs will be reclassified to members’/stockholders’ equity and recorded against the proceeds from the offering. In the event an IPO is terminated, the deferred offering costs would be expensed in the period of termination as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive loss. Deferred offering costs of $1,904 are included within prepaid expenses and other current assets as of March 31, 2021. No such costs were incurred as of December 31, 2020.

(h) Recently adopted accounting pronouncements

The Company early adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes effective January 1, 2021, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. Most amendments within ASU No. 2019-12 are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The adoption of ASU No. 2019-12 did not have a material impact on the Company’s condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”, which requires customers in a cloud

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. The guidance requires certain costs incurred during the application development stage to be capitalized and other costs incurred during the preliminary project and post-implementation stages to be expensed as they are incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrange is ready for its intended use. A customer’s accounting for the hosting component of the arrangement is not affected. The Company adopted this guidance on January 1, 2021 on a prospective basis. The adoption of ASU 2018-15 did not have a material impact on the Company’s condensed consolidated financial statements.

(i) Accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” which intends to address accounting consequences that could result from the global markets’ anticipated transition away from the use of the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The amendments in this ASU provide operational expedients and exceptions for applying U. S GAAP to contracts, hedging relationships and other transactions to affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The optional amendments are effective for all entities as of March 12, 2020, through December 31, 2022. The Company intends to elect to apply certain of the optional expedients when evaluating the impact of reference rate reform on its debt instruments that reference LIBOR.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees will be required to put most leases on their balance sheets but to recognize expenses in the income statement in a manner similar to current accounting. The guidance also eliminated the current real estate-specific provisions and changes the guidance on sale-leaseback transactions, initial direct costs, and lease executory costs for all entities. The updated guidance will be effective for the Company beginning January 1, 2022, with early adoption permitted. Upon adoption, entities will be required to use the modified retrospective approach for leases that exist, or are entered into, after the beginning of the earliest comparative period in the financial statements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), Targeted Improvements, which allows entities to not apply the new leases standard, including its disclosure requirements, in the comparative periods they present in their financial statements in the year of adoption. The Company is currently evaluating the potential effect that adopting this guidance will have on its condensed consolidated financial statements.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

3. Property and equipment, net

Property and equipment consisted of the following as of December 31, 2020 and March 31, 2021:

	Estimated Useful Life	December 31, 2020	March 31, 2021
Computer and office equipment	1 – 3 Years	$9,167	$9,246
Computer software	3 – 5 Years	236	236
Leasehold improvements	Various	2,120	2,124
Furniture	5 Years	317	332

		11,840	11,938
Less: Accumulated depreciation		(9,597)	(10,107)

Total property and equipment, net		$2,243	$1,831

Depreciation expense of property and equipment for the three months ended March 31, 2020 and 2021 was $852 and $510, respectively.

Computer and office equipment under capital leases as of December 31, 2020 and March 31, 2021 is as follows:

	December 31, 2020	March 31, 2021
Computer and office equipment	$6,073	$6,073
Less: Accumulated depreciation	(5,782)	(5,918)

Total computer and office equipment under capital leases, net	$291	$155

Depreciation expense included $507 and $136 for the three months ended March 31, 2020 and 2021, respectively, for depreciation related to computer and office equipment under capital leases.

4. Internal use software, net

Internal use software consisted of the following as of December 31, 2020 and March 31, 2021:

	Estimated Useful Life (in years)	December 31, 2020	March 31, 2021
Internal use software	3 -5 Years	$19,124	$25,175
Less: Accumulated amortization		(6,802)	(8,488)

Total internal use software, net		$12,322	$16,687

Amortization expense for the three months ended March 31, 2020 and 2021 was $979 and $1,686 respectively. During the three months ended March 31, 2021, the Company purchased a digital advertising transparency software for $4,548. This software further expands the Company’s Total Visibility product offering which provides insight into digital media quality and corresponding supply path costs.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

5. Intangible assets, net

The gross book value, accumulated amortization, net book value and amortization periods of the intangible assets were as follows:

		December 31, 2020
	Estimated Useful Life	Gross Book Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life
Customer relationships	5-15 years	$259,329	$(55,282)	$204,047	12.5 Years
Developed technology	4-5 years	115,921	(89,219)	26,702	2.1 Years
Trademarks	9 years	17,500	(5,018)	12,482	6.5 Years
Favorable leases	6 years	198	(81)	117	3.5 Years

Total		$392,948	$(149,600)	$243,348

		March 31, 2021
	Estimated Useful Life	Gross Book Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life
Customer relationships	5-15 years	$259,268	$(61,279)	$197,989	12.3 Years
Developed technology	4-5 years	115,592	(94,733)	20,859	1.9 Years
Trademarks	9 years	17,500	(5,566)	11,934	6.3 Years
Favorable leases	6 years	198	(89)	109	3.3 Years

Total		$392,558	$(161,667)	$230,891

Amortization expense related to intangibles for the three months ended March 31, 2020 and 2021 was $14,477 and $12,067 respectively.

6. Goodwill

The following table provides a roll forward of the changes in the goodwill balance:

Goodwill as of December 31, 2020	$458,586
Impact of exchange rates	(448)

Goodwill as of March 31, 2021	$458,138

As of March 31, 2021, there were no impairment losses related to goodwill.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

7. Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2020 and March 31, 2021:

	December 31, 2020	March 31, 2021
Accounts Payable	$8,808	$6,117
Accrued payroll	3,482	3,438
Accrued professional fees	2,503	3,383
Accrued interest	4,277	4,221
Accrued bonuses and sales commissions	11,883	5,050
Accrued revenue sharing	2,503	3,323
Taxes payable	3,019	2,723
Other accrued expenses	2,314	4,382

Total accounts payable and accrued expenses	$38,789	$32,637

8. Long-term debt

Credit Agreement

On July 19, 2018, the Company entered into a credit agreement with various lenders (“Credit Agreement”), providing a term facility in the aggregate principal amount of $325,000 (“Term Loan”) and the ability to draw additional funds through a revolving facility (“Revolving Loan”) of up to $25,000. The Term Loan and Revolving Loan have a maturity date of July 19, 2024 and July 19, 2023, respectively.

The Credit Agreement includes Paid in Kind (“PIK”) interest which bears an interest rate of 1.25% per annum. All PIK interest due is paid by capitalizing such interest and adding such applicable PIK interest to the principal amount of the outstanding Term Loan. PIK interest capitalization would discontinue if the Total Leverage Ratio for any fiscal quarter is less than 6.50. The Company satisfied the conditions for non-accrual of PIK interest on February 1, 2021. The interest rate for the Credit Agreement may be either the (a) Alternate Base Rate, which is equal to the greatest of the base rate in effect, the Federal Funds Rate in effect on such day plus 0.5% and one month adjusted LIBOR plus 1.0%, plus an applicable margin of 5% or for eurodollar borrowings, the (b) Eurodollar rate, which is the adjusted LIBOR plus an applicable margin of 6%. The Company has elected the Eurodollar rate through 2020. The interest rate as of March 31, 2021 was 7.0%.

On November 19, 2019, the Company entered into an incremental facility assumption amendment (“Incremental Term Loan”) to the Credit Agreement which increased the aggregate principal amount by $20,000 used to finance the ADmantX S.p.A acquisition, pay fees, costs, and expenses incurred in connection with the agreement, and finance working capital and general corporate purposes. All terms and conditions of the Term Loan remained consistent under the Incremental Term Loan. In connection with the Credit Agreement, the Company incurred debt issuance costs of $7,476. In connection with Incremental Term Loan, the Company incurred debt issuance costs of $473. Debt issuance costs related to the Term Loan and Incremental Term Loan were recorded as a deferred charge and direct offset to long-term debt and are amortized into interest expense over the contractual term of the borrowings using the straight-line method. As no amounts were drawn on the Revolving Loan as of March 31, 2021, the debt issuance costs related to this facility were recorded as a deferred financing asset within prepaid expenses and other current assets and are amortized into interest expense over the contractual term of the borrowings using the straight-line method.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

All of the obligations under the Credit Agreement are guaranteed by the Company and its subsidiaries other than certain excluded subsidiaries. The Credit Agreement contains covenants requiring certain financial information to be submitted monthly, quarterly and annually. The Company must maintain a minimum liquidity level, as defined, and comply with a Revenue Leverage Ratio based on the last twelve months (“LTM”) which was required to be 1.55:1.00 or lower for the first quarter of 2021. The benchmark for the Revenue Leverage Ratio decreases through the term of the loan. The Credit Agreement also places restrictions on the incurrence of additional indebtedness, the payment of dividends, sale of assets, and entering into any merger or acquisition. As of March 31, 2021, the Company was in compliance with all covenants.

The carrying amount of the Term Loan is as follows:

	December 31, 2020	March 31, 2021
Term Loan	$345,000	$345,000
PIK Interest	10,539	10,934
Less: Unamortized debt issuance costs	(4,468)	(4,154)

Total carrying amount of Term Loan	$351,071	$351,780

Amortization expense related to debt issuance costs for the three months ended March 31, 2020 and 2021 was $341 and $341, respectively. The Company recognized interest expense of $6,821 and $6,222 during the three months ended March 31, 2020 and 2021, respectively.

Future principal payments of long-term debt as of March 31, 2021 are as follows:

2021 (remaining nine months)	$—
2022	—
2023	—
2024	345,000

$345,000

9. Income taxes

At the end of each interim period, the Company estimates the annual expected effective income tax rate and applies that rate to its ordinary year-to-date earnings or loss. The income tax provision or benefit related to significant, unusual, or extraordinary items, if applicable, that will be separately reported or reported net of their related tax effects are individually computed and recognized in the interim period in which they occur. In addition, the effect of changes in enacted tax laws or rates, tax status, judgment on the realizability of a beginning-of-the-year deferred tax asset in future years or unrecognized tax benefits is recognized in the interim period in which the change occurs.

The computation of the annual expected effective income tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected pre-tax income (or loss) for the year, projections of the proportion of income (and/or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of the realization of deferred tax assets generated in the current year.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

The accounting estimates used to compute the provision or benefit for income taxes may change as new events occur, more experience is acquired, additional information is obtained or the Company’s tax environment changes. To the extent that the expected annual effective income tax rate changes during a quarter, the effect of the change on prior quarters is included in income tax provision in the quarter in which the change occurs.

For the three months ended March 31, 2020 and 2021, the Company recorded an income tax benefit of $3,611 and $912, respectively, due primarily to pre-tax book losses. The Company’s effective tax rate as of March 31, 2020 and 2021 was 20.0% and 24.8%, respectively.

The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. The Company is currently under audit by the IRS for the tax year ended December 31, 2017. As of March 31, 2021, the Company does not have an accrual relating to uncertain tax positions.

10. Segment data

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer is the CODM.

The Company manages its operations as a single segment for the purpose of assessing and making operating decisions. The Company’s CODM allocates resources and assesses performance based upon financial information at the consolidated level. Since the Company operates in one operating segment, all required financial segment information can be found in the condensed consolidated financial statements.

The following table summarizes revenue by geographic market for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31,
	2020	2021
Revenue:
North and South America (“Americas”)	$32,973	$41,190
Europe, Middle East and Africa (“EMEA”)	15,780	18,917
Asia and Pacific (“APAC”)	5,289	6,845

Total	$54,042	$66,952

The following table summarizes property and equipment, net by geographic market as of December 31, 2020 and March 31, 2021.

	December 31, 2020	March 31, 2021
Property and Equipment, net
Americas	$1,954	$1,580
EMEA	282	231
APAC	7	21

Total	$2,243	$1,831

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

11. Equity-based compensation

Integral Ad Science Holding LLC Long-Term Incentive Plan

During 2018, the Company adopted the Long-Term Incentive Plan (“LTIP”). Under the LTIP, certain employees of the Company and its subsidiaries were granted long-term target incentive cash awards which will be payable subject to continued employment, upon the sale of the Company, or, sale to a third party of at least 50% of the Vista’s equity interest, provided if such sale of equity interests is through a public offering (whether initial or secondary), it would require the transfer of an aggregate of at least 75% of Vista’s equity interest and the achievement of a total equity return multiple of 3.0 or greater. Total equity return multiple is computed based on the quotient of the cumulative total of all cash distributions or cash proceeds received, divided by Vista’s total investment in the Company. The total amount of long-term incentive cash awards based on achieving a total equity return of 3.0 as of March 31, 2021 and December 31, 2020, are $11,835 and $10,560, respectively. As the multiple is tied to an equity return multiple, any compensation charge associated with these awards is considered equity-based compensation in accordance with U.S. GAAP. Since the liquidity events described above are contingent and generally not considered probable until the event occurs, no compensation expense for the LTIP has been recognized for the three months ended March 31, 2020 and 2021, respectively.

Integral Ad Science Holding LLC 2018 Stock Option Plan

On August 1, 2018, the Company adopted the 2018 Non-Qualified Stock Option Plan (“2018 Plan”) and granted awards in order to provide incentives to certain employees and directors of the Company. Under the 2018 Plan, 48,695 units were reserved out of Integral Ad’s authorized but unissued units. These units were reserved for issuance, sale and delivery upon the exercise of any option to purchase the member units in accordance with the terms of the 2018 Plan. The units issued upon exercise will be designated as option units and are subject to repurchase by the Company under certain conditions, no earlier than the later of the unit holder’s termination or 181 days after the acquisition of such unit. If an option unit holder is no longer employed or providing equivalent services to the Company, the Company may elect to repurchase all or a portion of such units at a price equal to i) original cost in the event of termination for cause or resignation for any reason, or ii) fair value in the event of termination without cause.

There were no grants of options to purchase units in the three months ended March 31, 2020. During the three months ended March 31, 2021, the Company granted a total of 782 options to purchase units. Each grant is made up of two-thirds Time Based Service Options and one-third Return Target Options, as defined below.

Time Based Service Options vest over four years with 25% vesting after 12 months and an additional 6.25% vests at the end of each successive quarter thereafter.

Return Target Options vest upon the sale of the Company, or, sale or transfer to any third party of units, as a result of which, any person or group other than Vista obtains possession of voting power to elect a majority of the Company’s board of directors or any other governing body and the achievement of a total equity return multiple of 3.0 or greater. An option holder must be an employee of the Company at the date when these conditions are achieved. No expense has been recorded for the Return Target Options for the three months ended March 31, 2020 and 2021. Unamortized equity-based compensation to be recognized upon the achievement of the performance condition related to the Total Return Options as of December 31, 2020 and March 31, 2021 was $5,652 and $5,982, respectively. An option holder must be an employee of the Company at the date when these conditions are achieved. As fully vested and exercised Time-Based Service Options can be repurchased by the

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

Company at cost upon resignation of the employee, the Company has determined that the Time-Based Service Options as presently structured does not provide the holder of the award with the potential benefits associated with an equity award holder. As such, these awards are not being accounted for as an equity-based award but rather compensation cost will be recognized when the benefit to the employee is probable.

The Return Target Options are considered to contain both market (total unitholder return threshold) and performance (exit event) conditions. As such, the award is measured on the date of grant using a modified Black-Scholes Option model and a Monte Carlo simulation, and expense will be recorded at the time of an exit event. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average grant date fair value for the Return Target Options granted during the three months ended March 31, 2021 was $982.61.

Time Based Service Option activity

Time Based Service Option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 31, 2020	25,245	$1,168	8.47	$—

Granted	521	3,001	9.81	—
Canceled or forfeited	—	—	—	—
Exercised	—	—	—	—

Outstanding at March 31, 2021	25,766	$1,205	8.25	$—

Vested and expected to vest at March 31, 2021	25,766	$1,205	8.25	—
Exercisable as of March 31, 2021	8,898	$1,007	7.85	—

Return Target Option activity

Return Target Option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 31, 2020	12,623	$1,168	$8.47	$—

Granted	261	3,001	9.81	—
Canceled or forfeited	—	—	—	—
Exercised	—	—	—	—

Outstanding at March 31, 2021	12,884	$1,205	$8.25	$—

Vested and expected to vest at March 31, 2021	12,884	$1,205	$8.25	$—

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

12. Members’ equity

The Company, an affiliate of Vista, is a single member LLC. The Company’s Board of Directors, through the Integral Ad Science Holding LLC Amended and Restated Agreement (the “Operating Agreement”), has the authority to admit additional members. During the three months ended March 31, 2020 and 2021, the Company repurchased 84 units for $96 and 413 units for $1,202, respectively. The repurchase of units has been accounted for as a reduction in members’ equity in these condensed consolidated financial statements. The repurchases in excess of par value were $12 and $789 for the three months ended March 31, 2020 and 2021, respectively, and were recorded to accumulated deficit. Under the terms of the Operating Agreement, the members of the Company are not obligated for debt, liabilities, contracts or other obligations of the Company. Profits and losses are allocated to members as defined in the Operating Agreement.

13. Commitments and contingencies

Indemnifications

In its normal course of business, the Company has made certain indemnities, commitments, and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company’s customers, indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware, and indemnifications related to the Company’s lease agreements. In addition, the Company’s advertiser and distribution partner agreements contain certain indemnification provisions which are generally consistent with those prevalent in the Company’s industry. The Company has not incurred any obligations under indemnification provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company has not recorded any liability for these indemnities, commitments, and guarantees in the accompanying balance sheets.

Operating leases

The Company leases office space under operating leases, which expire on various dates through May 2026. Certain leases relating to office space include scheduled annual rent increases. Rent expense under operating leases is recognized on a straight-line basis over the lease terms. The excess of expense over payments is recorded as accrued rent on the condensed consolidated balance sheets.

Operating lease expense for office space for the three months ending March 31, 2020 and 2021, was $2,130 and $1,849, respectively.

Capital leases

The Company leases equipment under capital leases. The equipment leases include options to renew, return or purchase at the end of the lease term. Future minimum rental payments under the capital leases as of March 31, 2021 are as follows:

Total minimum lease payments	$193
Less: Amount representing interest	(3)

Total	$190

Present value of net minimum lease payments, current	$190

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

Purchase Commitments

In the ordinary course of business, the Company enters into various purchase commitments primarily related to third-party cloud hosting and data services, and IT operation. Total noncancelable purchase commitments as of March 31, 2021 were approximately $66,250 for periods through 2024.

14. Net loss per unit

Basic and diluted loss per unit is computed by dividing net loss by the weighted-average units outstanding:

	Three Months Ended March 31,
	2020	2021
Numerator:
Net loss	$(14,444)	$(2,772)
Denominator:
Weighted average units outstanding, basic and diluted	553,938	553,751

Net loss per unit, basic and diluted	$(26.08)	$(5.01)

As the Company has reported net loss for the periods presented, all potentially dilutive securities are antidilutive. The following potential outstanding Time-Based Service Options were excluded from the computation of diluted net loss per unit attributable to common unitholders for the years presented because including them would have been antidilutive. Since the conditions associated with the vesting of the Return Target Options have not occurred as of the reporting date, such options are excluded from the table below.

	Three Months Ended March 31,
	2020	2021
Options to purchase member units	20,124	25,766

15. Fair value disclosures

Financial instruments

As of March 31, 2021 and December 31, 2020, the carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximated fair value. The table below provides the book value and estimated fair value of our financial instruments at December 31, 2020 and March 31, 2021.

	Fair Value Hierarchy	Book Value	Estimated Fair Value
Term Loan (a)
December 31, 2020	Level 2	$355,539	$375,228
March 31, 2021	Level 2	$355,934	$374,807

(a)	The estimated fair value of our Term Loan is based upon market prices as of the valuation date.

INTEGRAL AD SCIENCE HOLDING LLC

(FORMERLY KNOWN AS KAVACHA TOPCO, LLC)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT UNIT AND PER UNIT DATA)

(UNAUDITED)

16. Related-party transactions

The Company incurs expenses for consulting and other services from Vista Consulting Group, LLC (“VCG”), a related party to the Company. During the three months ended March 31, 2020 and 2021, the Company incurred $534 and $88, respectively, of consulting and other service expenses, with VCG. These costs were included in general and administrative expenses. Amounts due to VCG, totaled $39 as of December 31, 2020; there were no amounts due as of March 31, 2021.

The Company incurs various travel and other expenses from Vista Equity Partners Management LLC (“VEP”), a related party to the Company. During the three months ended March 31, 2020 and 2021, the Company incurred $9 and $0.5, respectively, of travel and other expenses with VEP. These costs were included in general and administrative expenses. Amounts due to VEP, totaled $101 as of December 31, 2020; there were no amounts due as of March 31, 2021.

The Company has subscription software arrangements with companies owned by Vista Equity Partners as follows: Total expenses incurred by the Company for Mediaocean (the related party), were $30 and $30 for the three months ended March 31, 2020 and 2021, respectively. These costs were included in cost of revenue. Amounts due to Mediaocean totaled $10 as of December 31, 2020; there were no amounts due as of March 31, 2021. Total expenses incurred by the Company for Navex Global, Inc. (the related party) were $7 and $27 for the three months ended March 31, 2020 and 2021, respectively. These costs were included in general and administrative expenses. There were no amounts due as of December 31, 2020 and March 31, 2021. The Company incurred training expenses with Cvent, Inc. (the related party), of $0 and $20 for the three months ended March 31, 2020 and 2021. These costs were included in sales and marketing expenses. There were no amounts due as of December 31, 2020 and March 31, 2021.

17. Subsequent events

The Company has evaluated subsequent events that have occurred from the balance sheet date of March 31, 2021 through May 19, 2021 the date the condensed consolidated financial statements were available to be issued.

Debt-related financial covenants

The Company has financial covenants underlying its debt which require its revenue to debt ratio to meet certain thresholds. Such debt-related covenants become more restrictive over successive quarters through June of 2021. In accordance with ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, the Company believes that based upon current facts and circumstances, its existing cash coupled with the cash flows generated from operations will be sufficient to meet its cash needs for 12 months from the date of issuance of these financial statements.

            Shares

Integral Ad Science Holding Corp.

Common Stock

Morgan Stanley

Jefferies

Barclays

Evercore ISI

Wells Fargo Securities

BMO Capital Markets

Oppenheimer & Co.

Raymond James

Stifel

Academy Securities

Blaylock Van, LLC

Penserra Securities LLC

R. Seelaus & Co., LLC

Siebert Williams Shank

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct, or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders ,or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

•

On July 19, 2018, we issued 560,000.0000 units for an aggregate of $560,000,000 in connection with the acquisition of Integral Ad Science, Inc. by affiliates of Vista and certain other investors, of which 553,677.5868 remain outstanding for an aggregate of $553,677,586.96.

•

On July 19, 2018, we granted certain directors, employees, consultants, and other service providers options to acquire an aggregate of 42,202.9855 units with per exercise prices of $1,000.00, of which only 4,413.0435 remain outstanding.

•

From January 1, 2019 through January 25, 2021, we granted certain directors, employees, consultants, and other service providers options to acquire 38,154.8625 units with per unit exercise prices ranging from $1,000.00 to $3,001.47, of which 33,929.8809 remain outstanding.

•	On January 18, 2019 we granted 150.0000 time-based restricted stock units at a price of $1,000.00 for a total value of $150,000.00 to a certain individual.

•	On August 1, 2020 we granted 111.2867 time-based restricted stock units at a price of $1,347.87 for a total value of $150,000.00 to a certain individual.

•	On December 8, 2020 we granted 72.2550 time-based restricted stock units at a price of $2,075.98 for a total value of $150,000.00 to a certain individual.

•	On January 18, 2021 we granted 49.9755 time-based restricted stock units at a price of $3,001.47 for a total value of $150,000.00 to a certain individual.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of Integral Ad Science Holding Corp., to be in effect upon the closing of this offering.

3.2	Form of Amended and Restated Bylaws of Integral Ad Science Holding Corp., to be in effect upon the closing of this offering.

4.1	Form of Registration Rights Agreement.

5.1*	Opinion of Kirkland & Ellis LLP

10.1§	Credit Agreement, dated as of July 19, 2018, among Integral Ad Science, Inc., as borrower, Kavacha Intermediate, LLC, as a guarantor, each of the other guarantors party thereto, and a syndicate of lenders and Goldman Sachs BDC, Inc., as Administrative Agent.

10.2§	Management Agreement, dated as of July 19, 2018, by and among Vista Equity Partners Management, LLC, Kavacha Holdings, Inc., Kavacha Intermediate, LLC, Integral Ad Science, Inc., and the Company.

10.3+*	Form of Integral Ad Science Holding Corp. 2021 Omnibus Incentive Plan

10.4+*	Form of Incentive Stock Option Agreement.

10.5+*	Form of Restricted Stock Agreement.

10.6+*	Form of Nonqualified Stock Option Agreement.

10.7+*	Form of Stock Appreciation Rights Agreement.

10.8+*	Form of Restricted Stock Unit Agreement.

10.9+*	Form of Indemnification Agreement

10.10	Form of Director Nomination Agreement

10.11§+	Employment Agreement with Lisa Utzschneider

10.12§+	Employment Agreement with Joseph Pergola

10.13§+	Amendment To Employment Agreement with Joseph Pergola

10.14§+	Employment Agreement with Kshitij Sharma

Exhibit Number	Description

10.15§+	Employment Agreement with Oleg Bershadsky

10.16§+	Amendment To Employment Agreement with Oleg Bershadsky

10.17§+	Employment Agreement with Tony Lucia

10.18§	Lease Agreement between Brickman 95 Morton LLC and Integral Ad Science, Inc. dated July 22, 2014.

10.19§	First Amendment to Lease Agreement, between Brickman 95 Morton LLC and Integral Ad Science, Inc. dated March 25, 2016.

21.1*	List of subsidiaries of Integral Ad Science Holding Corp.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3§	Consent of Frost & Sullivan.

24.1*	Powers of attorney (included on signature page).

§	Indicates previously filed.
*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on                         .

Integral Ad Science Holding Corp.

By:
Name:	Lisa Utzschneider
Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Integral Ad Science Holding Corp. hereby appoint each of Lisa Utzschneider, and Joseph Pergola, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Lisa Utzschneider	Chief Executive Officer (Principal Executive Officer)

Joseph Pergola	Chief Financial Officer (Principal Financial Officer)

Anil Sukumaran	Chief Accounting Officer (Principal Accounting Officer)

Michael Fosnaugh	Director

Rod Aliabadi	Director

Martin Taylor	Director

Signature	Title	Date

Jill Putman	Director

Otto Berkes	Director

Brooke Nakatsukasa	Director

Bridgette Heller	Director